Form 10-K, Exhibit 13
period 1993-12-31
OHIO EDISON CO
filed 1994-03-24
CIK 73960

MANAGEMENT'S DISCUSSION AND
                 ANALYSIS OF RESULTS OF OPERATIONS
                      AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

       Retail sales were at an all-time high for the Companies during 1993, increasing 4.1% over last year and 3.2% over the previous record set in 1991. During the year, the Companies' residential customers set a record for average kilowatt-hour usage at 8,660 kilowatt-hours. The increased sales pushed operating revenues to a new high--up 1.6% compared to 1992. Earnings per share of $.39 for 1993 were adversely affected by net nonrecurring charges amounting to $1.43 per share. Before giving effect to the nonrecurring charges, earnings were $1.82 per share compared to $1.70 in 1992. The nonrecurring charges reflect a $276,578,000 after-tax write-off in the fourth quarter due to the termination of Perry Unit 2, expected resolution of fuel cost recovery issues in Pennsylvania and costs associated with the Company's performance initiative. The effect on 1993 net income from these items was partially offset by a $58,201,000 credit from the cumulative effect of a change in accounting to accrue metered but unbilled revenue (see Note 2).

       As discussed in Note 3, the Companies will not participate in further construction of Perry Unit 2 and have abandoned it as a possible electric generating plant. The unit was approximately 50% complete when construction was suspended in 1985. The termination resulted in a $366,377,000 write-off of the Company's investment since the Company has determined that recovery from its customers is not likely. Penn Power expects to recover its investment in Perry Unit 2 from its customers. However, due to the anticipated delay in commencement of recovery and taking into account the expected rate treatment, Penn Power recognized an impairment to its Perry Unit 2 investment of $24,458,000. As a result, net income for the year ended December 31, 1993, was reduced by $248,743,000 ($1.63 per share of common stock).

       The Companies' continuing cost reduction efforts have resulted in steadily decreasing operating costs. Excluding applicable nonrecurring charges discussed above, total operation and maintenance expenses are lower than they were five years ago. The Companies closed six old coal-fired generating units in 1993 which will reduce operating costs and, more significantly, will decrease capital requirements over the next five years by approximately $100,000,000. Also, qualifying production group employees were offered an early retirement opportunity that, in combination with other work force reductions, is expected to produce annual savings of nearly $15,000,000.

       The following summarizes the sources of changes in operating revenues during 1993 and 1992 as compared to the previous year:
                                                  1993      1992
                                                  ----      ----
                                                  (In millions)

   Change in retail kilowatt-hour sales          $ 95.9    $(26.3)
   Change in average retail electric price        (37.8)     (1.5)
   Sales to utilities                             (17.0)      5.0
   Other                                           (3.5)     (3.8)
                                                 ------    ------
   Net Increase (Decrease)                       $ 37.6    $(26.6)
                                                 ======    ======

     Total kilowatt-hour sales in 1993 increased slightly over 1992 due to the record retail sales mentioned above, which were offset by an 11.7% decrease in sales to other utilities. Kilowatt-hour sales to residential and commercial customers increased 7.2% and 4.7%, respectively, with sales to industrial customers showing a 1.3% gain. Increased sales to residential and commercial customers in 1993 reflect more extreme weather conditions compared to conditions during 1992 along with the addition of approximately 14,500 new customers. Excluding the effect of Sharon Steel, which shut down in November 1992, industrial sales increased 6.4% during 1993, which is indicative of an improving economy in the Companies' service area. The decrease in sales to other utilities reflects reduced demand for bulk power in the spot market coupled with reduced capacity available for sale intermittently due to outages at nuclear generating units in which the Companies share ownership. Total kilowatt-hour sales were up 1.5% in 1992 compared with 1991 primarily due to a 10.1% increase in sales to other utilities.

     The increase in nuclear operating costs over last year was primarily due to increased expenses resulting from forced and scheduled outages. Contributing to the increase were expenses associated with performance results at Perry Unit 1 during the year. As a result of mechanical failures, Perry produced electricity for less than half the year. The operating company is undertaking significant corrective actions, including additional maintenance work to be performed during the refueling outage currently in process and for the refueling outage scheduled for 1995. Work done during the outages is expected to enhance systems and improve Perry's performance.

     The 1993 increase in other operating costs was due to the performance initiative charges mentioned above ($39,000,000) and increased costs associated with the January 1, 1993, adoption of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ($18,000,000). These comparative increases were partially offset by last year's additional provision for uncollectible accounts. The 1992 increase compared to 1991 was due principally to a charge for an early retirement program offered to qualifying employees in that year and to the increase in the provision for uncollectible accounts.

     Lower depreciation charges in 1993 reflect a full year's effect of reduced depreciation rates approved as part of the Company's Rate Stabilization and Service Area Development Program, which was effective in July 1992. Penn Power's depreciation rates were reduced in 1993 as a result of an updated depreciation study filed with the Pennsylvania Public Utility Commission, which takes into consideration extended useful lives of certain generation and distribution facilities.

     General taxes were 7.1% higher in 1993 than in 1992 due primarily to higher property and gross receipts taxes. The change in net amortization of regulatory assets in 1993 compared with 1992 is due to the deferral of incremental costs resulting from the adoption of SFAS No. 106 and the amortization of regulatory liabilities. Both of these items were also part of the Company's rate stabilization program.

     Other income decreased in 1993 compared to 1992, due to last year's amortization of investment tax credits associated with disallowed Perry Unit 1 and Beaver Valley Unit 2 construction costs, as described in Note 1.

     Interest on long-term debt decreased in 1993 and 1992 compared to 1992 and 1991, respectively, as a result of long-term debt refinancings at lower rates. During 1993, the Companies issued approximately $609,000,000 principal amount of new debt at a weighted average cost of 6.77% and redeemed approximately $552,000,000 principal amount of debt with a weighted average cost of 8.59%. The 1993 increase in other interest expense compared to last year is due primarily to costs associated with the debt refinancings. The 1992 reduction in other interest expense, compared with 1991, reflects reduced short-term borrowing in 1992.

     The electric utility industry is subject to the same inflationary pressures as those experienced by other industries. To the extent that the Companies incur additional costs or receive benefits resulting from the effects of inflation, those effects are generally reflected in the Companies' electric rates through the traditional rate making process.

CAPITAL RESOURCES AND LIQUIDITY

     As indicated above, the Companies have taken aggressive action to reduce their capital costs by taking advantage of opportunities to optionally redeem high-cost debt and preferred stock. The embedded cost of debt outstanding, 8.27% at the end of 1993, was at its lowest level since 1979. The cost of preferred stock outstanding was 6.86% at the end of 1993, which was its lowest since 1974. As a result of these actions and excluding the nonrecurring charges mentioned above, the Companies' fixed charge coverage is at its highest level since 1987.

     Cash generated from operations reached a record level in 1993. It surpassed the previous record, achieved in 1991, by 6.8% and was 22.5% higher than 1992. Internally generated cash as a percentage of capital expenditures increased to 157.8% in 1993 from 37.7% in 1988. All cash requirements for 1993 were met internally, with cash and cash equivalents increasing by $145,000,000 during the year.
All financing activities during the year were for refunding purposes, as discussed above.

     The Companies had approximately $160,000,000 of cash and temporary investments and $104,000,000 of short-term indebtedness at December 31, 1993. OES Fuel had approximately $193,000,000 of unused borrowing capability at the end of 1993 that was available for reloan to the Company. The Companies also had available $85,000,000 of unused short-term bank lines of credit. In addition, $132,000,000 of bank facilities that provide for borrowings on a short-term basis at the banks' discretion was available. OES Capital had approximately $16,000,000 of unused, short-term borrowing capability at December 31, 1993.

     During the last five years, the Companies spent approximately $1,100,000,000 in connection with their construction programs (excluding nuclear fuel). During that period, the Employee Stock Ownership Plan Trust was also funded with $200,000,000. The Companies' construction programs and capital lease requirements for the period 1994-1998 are currently estimated to be approximately $1,000,000,000 (excluding nuclear fuel), of which approximately $235,000,000 applies to 1994. The Companies have additional cash requirements of approximately $1,389,000,000 for the 1994-1998 period to meet maturities of, and sinking fund requirements for, long-term debt and preferred stock; of that amount, approximately $444,000,000 applies to 1994.

     Investments for additional nuclear fuel during the 1994-1998 period are estimated to be approximately $204,000,000, of which approximately $45,000,000 applies to 1994. During the same periods, the Companies' nuclear fuel investments are expected to be reduced by approximately $261,000,000 and $64,000,000, respectively, as the nuclear fuel is consumed. Also, the Companies have operating lease commitments of approximately $547,000,000 for the 1994-1998 period, of which approximately $102,000,000 relates to 1994. The Companies recover the cost of nuclear fuel consumed and operating leases through their electric rates.

     Sales by the Company of first mortgage bonds against property additions and of preferred stock require that applicable earnings coverage tests be met. With respect to the issuance of first mortgage bonds under the Company's first mortgage indenture, the availability of property additions is more restrictive than the earnings test at the present time and would limit the amount of first mortgage bonds issuable against property additions to $404,000,000. The Company is currently able to issue $868,000,000 principal amount of first mortgage bonds against previously retired bonds without the need to meet the above restrictions. The Company could issue in excess of $1,000,000,000 of additional preferred stock before the end of the first quarter of 1994. For the remainder of 1994, however, the earnings coverage test contained in the Company's charter would preclude the issuance of additional preferred stock due to inclusion of the 1993 nonrecurring charges in the earnings test. Additional preferred stock capability is expected to be restored in January 1995.

     Reference is made to Note 1 for a discussion of the Companies' regulatory assets. Although the amounts recoverable from customers are significant, about 90% of these deferred costs are already reflected in the Companies' rates and are being recovered from customers over approximately 30 years. The remainder, which is deferred for recovery in future rate proceedings, would increase revenues by about 1% on an annual basis once they are included in customers' electric rates.

     In January 1994, the Central Area Power Coordination Group (CAPCO) companies reached a settlement in connection with a 1991 lawsuit against General Electric Company regarding the Perry Plant. The settlement provides for cash payments to the CAPCO companies and discounts on future purchases from General Electric. This settlement will not materially affect the Company's results of operations in future years.

     The CAPCO companies filed suit against Westinghouse Electric Corporation in 1991 alleging that six steam generators supplied by Westinghouse for the Beaver Valley Plant are defective and that replacement could be required earlier than their 40-year design life. The operating company has no current plans to replace the steam generators and is evaluating the feasibility of applying new technologies to repair the generators. If the generators would need to be replaced the capital costs to the CAPCO companies could range from $100,000,000 to $150,000,000 per unit based upon the costs other utilities have experienced. The Companies have a 52.5% interest in Beaver Valley Unit 1 and a 41.88% interest in Unit 2.

     The Clean Air Act Amendments of 1990 require significant reductions of sulfur dioxide (SO2) and oxides of nitrogen from the Companies' coal-fired generating units by 1995 and additional emission reductions by 2000. Compliance options include, but are not limited to, installing additional pollution control equipment, burning lower-emitting fuel, purchasing emission allowances from others, operating existing facilities in a manner which minimizes pollution and retiring facilities. In compliance plans submitted to the PUCO and to the Environmental Protection Agency (EPA), the Company stated that reductions for the years 1995 through 1999 are likely to be achieved by burning lower-sulfur fuel, generating electricity at its lower-emitting plants and/or purchasing emission allowances. The Company continues to evaluate its compliance plans and other compliance options as they arise. Plans for complying with the year 2000 reductions are less certain at this time.

OUTLOOK

     The Company's Rate Stabilization and Service Area Development Program provides for base electric rates to remain at 1990 levels until at least 1997, absent any significant changes in regulatory, environmental or tax requirements. In addition, the Company has a goal not to increase base rates prior to the year 2000.

     The changing environment in the utility industry is posing competitive challenges for the Companies. Many of these challenges are a result of the passage of the Energy Policy Act of 1992. Others result from attempts by large users of electricity to choose their supplier. In order to meet competitive challenges that may lie ahead, the Companies are aggressively pursuing opportunities to reduce costs, increase revenues, and improve operating efficiencies, which, if successful, will enhance the Companies' competitive position. The Companies are currently in the process of a comprehensive review of their business operations as part of a performance initiative, to further identify opportunities for improvement. The Companies are serving more customers than ever before with a work force that is at its lowest level since 1972.
The Companies' operating results should continue to improve as a result of these activities.

                                                      OHIO EDISON COMPANY

                                                    SELECTED FINANCIAL DATA

                                                   1993        1992        1991        1990        1989
                                                   ----        ----        ----        ----        ----
                                                         (In thousands, except per share amounts)
Operating Revenues                              $2,369,940  $2,332,378  $2,358,946  $2,240,646  $2,162,720
                                                ----------------------------------------------------------
Operating Income                                  $525,330    $522,115    $550,452    $510,279    $543,659
                                                ----------------------------------------------------------
Net Income                                         $82,724    $276,986    $264,823    $281,676    $361,026
                                                ----------------------------------------------------------
Earnings on Common Stock                           $59,017    $253,060    $240,069    $254,048    $332,932
                                                ----------------------------------------------------------

Earnings per Share of Common Stock                   $0.39       $1.70       $1.60       $1.67       $2.18
Dividends Declared per Share of Common Stock         $1.50       $1.50       $1.50       $1.73       $1.96
                                                ----------------------------------------------------------
Total Assets                                    $8,918,267  $7,830,026  $7,812,345  $7,841,621  $7,722,896
                                                ----------------------------------------------------------
Preferred and Preference Stock Subject to
  Mandatory Redemption                          $   45,500  $   59,862  $   65,582  $   62,822  $   89,562
                                                ----------------------------------------------------------
Long-Term Debt                                  $3,039,263  $3,121,647  $3,243,167  $3,105,248  $3,073,796
                                                ----------------------------------------------------------


                                                       COMMON STOCK DATA

   The Company's Common Stock is listed on the New York and Chicago stock exchanges and is traded on other registered exchanges.

PRICE RANGE OF COMMON STOCK                         1993               1992
- ---------------------------                         ----               ----
First Quarter High-Low                        25-3/8    22-1/8    20-7/8   18-3/4
                                              -----------------------------------
Second Quarter High-Low                       26        22-3/4    21       19
                                              -----------------------------------
Third Quarter High-Low                        25-7/8    24-3/8    22-3/4   20-3/4
                                              -----------------------------------
Fourth Quarter High-Low                       25-1/4    21        24       21-1/4
                                              -----------------------------------
Yearly High-Low                               26        21        24       18-3/4

   Prices are based on reports published in The Wall Street Journal for New York Stock Exchange Composite Transactions.
                                            -----------------------

    CLASSIFICATION OF HOLDERS OF COMMON STOCK AS OF DECEMBER 31, 1993

                           Holders of Record         Shares Held
                           -----------------         ------------------
                           Number        %           Number         %
                           -------   ------          ----------   -----
Individuals                128,005     83.48         55,241,397   36.21
Fiduciaries                 23,260     15.17          9,054,076    5.93
Nominees                        83      0.05         86,450,346   56.66
All Others                   1,991      1.30          1,823,618    1.20
                           -----------------------------------------------
Total                      153,339    100.00        152,569,437  100.00
                           -----------------------------------------------

As of January 31, 1994, there were 152,566 holders of 152,569,437 shares of the Company's Common Stock. Quarterly dividends of 37.5 cents per share were paid on the Company's Common Stock during 1993 and 1992. Information regarding retained earnings available for payment of cash dividends is given in Note 5A.

                                                      OHIO EDISON COMPANY

                                               CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31,                               1993            1992            1991
                                                               ----            ----            ----
                                                             (In thousands, except per share amounts)
OPERATING REVENUES                                          $2,369,940      $2,332,378      $2,358,946
                                                            ----------      ----------      ----------
OPERATING EXPENSES AND TAXES:
 Fuel and purchased power                                      456,494         463,599         467,657
 Nuclear operating costs                                       290,321         274,719         291,551
 Other operating costs                                         474,241         440,425         412,476
                                                            ----------      ----------      ----------
   Total operation and maintenance expenses                  1,221,056       1,178,743       1,171,684
 Provision for depreciation                                    217,980         223,497         238,853
 General taxes                                                 245,554         229,332         217,758
 Amortization (deferral) of net regulatory assets               (6,753)         18,333          13,515
 Income taxes                                                  166,773         160,358         166,684
                                                            ----------      ----------      ----------
   Total operating expenses and taxes                        1,844,610       1,810,263       1,808,494
                                                            ----------      ----------      ----------
OPERATING INCOME                                               525,330         522,115         550,452
                                                            ----------      ----------      ----------
OTHER INCOME AND EXPENSE:
 Perry Unit 2 termination (Note 3)                            (390,835)         --              --
 Income tax benefit from Perry Unit 2 termination              142,092          --              --
 Other                                                          19,921          36,283          18,725
                                                            ----------      ----------      ----------
   Total other income (expense)                               (228,822)         36,283          18,725
                                                            ----------      ----------      ----------
TOTAL INCOME                                                   296,508         558,398         569,177
                                                            ----------      ----------      ----------
NET INTEREST AND OTHER CHARGES:
 Interest on long-term debt                                    262,861         275,835         288,599
 Deferred nuclear unit interest                                 (8,518)         (8,392)         (8,387)
 Allowance for borrowed funds used during
   construction and capitalized interest                        (4,666)         (6,488)        (11,276)
 Other interest expense                                         16,445          13,958          27,696
 Subsidiary's preferred stock dividend requirements              5,863           6,499           7,722
                                                            ----------      ----------      ----------
   Net interest and other charges                              271,985         281,412         304,354
                                                            ----------      ----------      ----------
INCOME BEFORE CUMULATIVE EFFECT OF A
 CHANGE IN ACCOUNTING                                           24,523         276,986         264,823
Cumulative effect to January 1, 1993 of a change
 in accounting for unbilled revenues (net of
 income taxes of $33,632,000) (Note 2)                          58,201          --              --
                                                            ----------      ----------      ----------
NET INCOME                                                      82,724         276,986         264,823
PREFERRED AND PREFERENCE STOCK DIVIDEND
 REQUIREMENTS                                                   23,707          23,926          24,754
                                                            ----------      ----------      ----------

EARNINGS ON COMMON STOCK                                    $   59,017      $  253,060      $  240,069
                                                            ==========      ==========      ==========
EARNINGS PER SHARE OF COMMON STOCK:
 Before cumulative effect of a change in accounting              $ .01           $1.70           $1.60
 Cumulative effect to January 1, 1993 of a change
   in accounting for unbilled revenues (Note 2)                    .38             --             --
                                                            ----------      ----------      ----------
EARNINGS PER SHARE OF COMMON STOCK                               $ .39           $1.70           $1.60
                                                            ==========      ==========      ==========
DIVIDENDS DECLARED PER SHARE OF COMMON STOCK                     $1.50           $1.50           $1.50
                                                            ==========      ==========      ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                             OHIO EDISON COMPANY

                                         CONSOLIDATED BALANCE SHEETS
At December 31,                                           1993         1992
                                                          ----         ----
                                                             (In thousands)
                         ASSETS
UTILITY PLANT:
  In service, at original cost                        $8,380,430   $7,931,403
  Less--Accumulated provision for depreciation         2,732,527    2,550,400
                                                      ----------   ----------
                                                       5,647,903    5,381,003
                                                      ----------   ----------
  Construction work in progress--
   Electric plant (Note 3)                               182,894      479,289
   Nuclear fuel                                           46,879       78,118
                                                      ----------   ----------
                                                         229,773      557,407
                                                      ----------   ----------
                                                       5,877,676    5,938,410
                                                      ----------   ----------
OTHER PROPERTY AND INVESTMENTS                           181,815      152,118
                                                      ----------   ----------
CURRENT ASSETS:
  Cash and cash equivalents                              159,690       14,212
  Receivables--
   Customers (less accumulated provisions of
    $6,907,000 and $6,432,000, respectively,
    for uncollectible accounts) (Note 2)                 298,913      203,929
   Other                                                  42,428       39,074
  Materials and supplies, at average cost--
   Fuel                                                   41,513       70,127
   Other                                                  87,689      100,542
  Prepayments                                             72,889       86,040
                                                      ----------   ----------
                                                         703,122      513,924
                                                      ----------   ----------
DEFERRED CHARGES:
  Regulatory assets                                    1,993,795    1,079,102
  Unamortized sale and leaseback costs                   110,656      105,350
  Other                                                   51,203       41,122
                                                      ----------   ----------
                                                       2,155,654    1,225,574
                                                      ----------   ----------
                                                      $8,918,267   $7,830,026
                                                      ==========   ==========
                CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
  Common stockholders' equity                         $2,243,292   $2,408,164
  Preferred stock--
   Not subject to mandatory redemption                   277,335      312,335
   Subject to mandatory redemption                        25,000       25,000
  Preference stock subject to mandatory redemption.         --          4,500
  Preferred stock of consolidated subsidiary--
   Not subject to mandatory redemption                    50,905       41,905
   Subject to mandatory redemption                        20,500       30,362
  Long-term debt                                       3,039,263    3,121,647
                                                      ----------   ----------
                                                       5,656,295    5,943,913
                                                      ----------   ----------
CURRENT LIABILITIES:
  Currently payable preferred and preference stock
    and long-term debt                                   444,170      305,465
  Short-term borrowings (Note 6)                         104,126      151,571
  Accounts payable                                       127,895      112,128
  Accrued taxes                                          107,687      126,414
  Accrued interest                                        72,667       72,563
  Other                                                  141,251       97,917
                                                      ----------   ----------
                                                         997,796      866,058
                                                      ----------   ----------
DEFERRED CREDITS:
  Accumulated deferred income taxes                    1,798,551      603,123
  Accumulated deferred investment tax credits            231,863      240,208
  Property taxes                                         101,182      109,621
  Other                                                  132,580       67,103
                                                      ----------   ----------
                                                       2,264,176    1,020,055
                                                      ----------   ----------
COMMITMENTS, GUARANTEES AND CONTINGENCIES
  (Notes 4 and 7)                                     ----------   ----------
                                                      $8,918,267   $7,830,026
                                                      ==========   ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

                                                 OHIO EDISON COMPANY
                                      CONSOLIDATED STATEMENTS OF CAPITALIZATION
At December 31,                                                                 1993             1992
                                                                                ----             ----
                                                                        (In thousands, except per share amounts)
COMMON STOCKHOLDERS' EQUITY:
 Common stock, $9 par value, authorized 175,000,000 shares-
   l52,569,437 shares outstanding                                           $1,373,125        $1,373,125
 Other paid-in capital                                                         727,865           731,793
 Retained earnings (Note 5A)                                                   322,821           490,564
 Unallocated employee stock ownership plan common stock-
  9,608,739 and 9,978,695 shares, respectively (Note 5B)                      (180,519)         (187,318)
                                                                            ----------        ----------
   Total common stockholders' equity                                         2,243,292         2,408,164
                                                                            ----------        ----------

                                            Number of Shares        Optional
                                              Outstanding        Redemption Price
                                            ----------------    ----------------------
                                             1993       1992     Per Share   Aggregate
                                             ----       ----    ----------   ---------
PREFERRED STOCK (Note 5C):
Cumulative, $100 par value-
Authorized 6,000,000 shares
 Not Subject to Mandatory Redemption:
  3.85%                                     500,000    500,000   $100.00     $ 50,000    50,000   50,000
  3.90%                                     152,510    152,510    103.63       15,804    15,251   15,251
  4.40%                                     176,280    176,280    108.00       19,038    17,628   17,628
  4.44%                                     136,560    136,560    103.50       14,134    13,656   13,656
  4.56%                                     144,300    144,300    103.38       14,917    14,430   14,430
  7.24%                                     363,700    363,700    101.98       37,090    36,370   36,370
  7.36%                                     350,000    350,000    101.74       35,609    35,000   35,000
  8.20%                                     450,000    450,000    103.30       46,485    45,000   45,000
  8.64%                                       --       400,000      --          --        --      40,000
  9.12%                                       --       450,000      --          --        --      45,000
  Optional Redemption - February 1994                                                   (50,000)    --
                                          ---------  ---------               --------  --------  -------
                                          2,273,350  3,123,350                233,077   177,335  312,335

Cumulative, $25 par value-
Authorized 8,000,000 shares
 Not Subject to Mandatory Redemption:
  7.75%                                   4,000,000     --       $ 25.00      100,000   100,000     --
                                          ---------  ---------               --------  --------  -------

    Total not subject to
    mandatory redemption                   6,273,350  3,123,350              $333,077   277,335  312,335
                                           =========  =========              ========  --------  -------

Cumulative, $100 par value-
 Subject to Mandatory Redemption (Note 5D):
  8.45%                                     250,000    250,000                           25,000   25,000
                                           =========  =========                        --------  -------

PREFERENCE STOCK:
Cumulative, no par value-
Authorized 8,000,000 shares
 Subject to Mandatory Redemption:
  10.25%                                       --        5,400                             --      5,400
  Redemption within one year                                                               --       (900)
                                           ---------  ---------                          --------  -------
    Total subject to mandatory
    redemption                                 --        5,400                             --      4,500
                                           =========  =========                          --------  -------

PREFERRED STOCK OF CONSOLIDATED
 SUBSIDIARY (Note 5C):
Cumulative, $100 par value-
Authorized 1,200,000 shares
 Not Subject to Mandatory Redemption:
  4.24%                                      40,000     40,000   $103.13     $  4,125   4,000      4,000
  4.25%                                      41,049     41,049    105.00        4,310   4,105      4,105
  4.64%                                      60,000     60,000    102.98        6,179   6,000      6,000
  7.64%                                      60,000     60,000    101.42        6,085   6,000      6,000
  7.75%                                     250,000       --      100.00       25,000  25,000       --
  8.00%                                      58,000     58,000    102.07        5,920   5,800      5,800
  8.48%                                        --       80,000      --           --      --        8,000
  9.16%                                        --       80,000      --           --      --        8,000
                                          ---------  ---------               -------- -------    -------

    Total not subject to mandatory
    redemption                              509,049    419,049               $ 51,619  50,905     41,905
                                          =========  =========               ======== -------    -------

Subject to Mandatory Redemption
 (Note 5D):
   7.625%                                   150,000    150,000   $107.63     $ 16,144  15,000     15,000
   8.24%                                       --       45,000      --           --      --        4,500
  11.00%                                      3,616     11,616    102.75          372     362      1,162
  11.50%                                       --       60,000      --           --      --        6,000
  13.00%                                     60,000     70,000    107.15        6,429   6,000      7,000
  Redemption within one year                                                             (862)    (3,300)
                                          ---------  ---------               -------- -------    -------
     Total subject to mandatory
     redemption                             213,616    336,616               $ 22,945  20,500     30,362
                                          =========  =========               ======== -------    -------

                                                      OHIO EDISON COMPANY
                                       CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont.)
At December 31,                  1993     1992                                1993      1992       1993         1992
                                 ----     ----                                ----      ----       ----         ----
                                                    (In thousands)
LONG-TERM DEBT (Note 5E):
First mortgage bonds:
 Ohio Edison Company-                             Pennsylvania Power Company-
   8.800%    due 1993-96      27,600    36,800      4.375%  due 1993            --       9,000
  12.750%    due 1993-96      --        12,250      9.000%  due 1996          50,000    50,000
  13.430%    due 1994         30,000    30,000      8.000%  due 1999            --      12,000
  12.740%    due 1995         30,000    30,000      9.740%  due 1999-2019     20,000    20,000
  8.500%     due 1996        150,000   150,000      7.875%  due 2001            --      12,000
  8.750%     due 1998        150,000   150,000      8.000%  due 2001            --      10,000
  6.875%     due 1999        150,000   150,000      7.625%  due 2002            --      12,000
  8.250%     due 1999         --        37,630      7.500%  due 2003          40,000    40,000
  6.375%     due 2000         80,000    --          6.375%  due 2004          50,000      --
  8.375%     due 2001         --        50,470      6.625%  due 2004          20,000      --
  7.375%     due 2002        120,000   120,000      8.750%  due 2006            --      15,000
  7.500%     due 2002         34,265    34,265      8.500%  due 2022          50,000    50,000
  8.250%     due 2002        125,000   125,000      7.625%  due 2023          40,000      --
                                                                             -------  --------
  8.125%     due 2003          --       61,608
  8.625%     due 2003        150,000   150,000
  6.875%     due 2005         80,000    --
  8.500%     due 2006         --        47,595
  8.375%     due 2007         --        56,865
  9.750%     due 2019        150,000   150,000
  8.750%     due 2022        100,000   100,000
  7.625%     due 2023         75,000    --
  7.875%     due 2023        100,000    --
                          ---------- ---------

Total first mortgage bonds 1,551,865 1,492,483                               270,000   230,000      1,821,865  1,722,483
                          ---------- ---------                               -------   -------      ---------  ---------

Secured notes and obligations:
 Ohio Edison Company-                             Pennsylvania Power Company-
  8.250%     due 1993         --        44,000      7.900%  due 1993-2001     --           950
  7.300%     due 1993-2003    --         6,212      5.750%  due 1993-2003     --         2,850
  9.345%     due 1994         50,000    50,000      7.300%  due 1993-2003     --           238
  8.380%     due 1996         87,987   119,510     11.080%  due 1995          --        20,000
  8.980%     due 2003         --         1,000     12.450%  due 1995          --        20,000
  8.800%     due 2013         --        50,000      4.750%  due 1998             850     --
  8.980%     due 2013         --        13,800      6.750%  due 1998-2007     --        10,600
  9.200%     due 2014         50,000    50,000      6.080%  due 2000          23,000     --
 10.500%     due 2015         60,000    60,000      5.400%  due 2013           1,000     --
 10.625%     due 2015         40,000    40,000      8.980%  due 2013          --         4,200
  7.450%     due 2016         47,725    47,725      9.000%  due 2013          --         1,000
  7.100%     due 2018         26,000    26,000     12.000%  due 2014          12,700    12,700
  7.000%     due 2021         69,500    69,500      8.125%  due 2015          14,250    14,250
  7.150%     due 2021            443       443      5.400%  due 2017          10,600     --
  7.625%     due 2023         50,000    50,000      7.150%  due 2017          17,925    17,925
  8.100%     due 2023         30,000    30,000      5.900%  due 2018          16,800    16,800
  7.750%     due 2024        108,000   108,000      8.100%  due 2018          10,300    10,300
  5.625%     due 2029         50,000    --          8.100%  due 2020           5,200     5,200
  5.950%     due 2029         56,212    --          7.150%  due 2021          14,482    14,482
  5.450%     due 2033         14,800    --          6.450%  due 2027          14,500    14,500
                            --------  --------
                                                    5.450%  due 2028           6,950    --
                                                    5.950%  due 2029             238    --
                                                                             -------   -------

                             740,667   766,190                               148,795   165,995       889,462     932,185
                            --------  --------                               -------   -------

OES Fuel-
  3.46% weighted average
  interest rate                                                                                      131,611     169,416
                                                                                                   ---------   ---------
  Total secured notes
  and obligations                                                                                  1,021,073   1,101,601
                                                                                                   ---------   ---------

Unsecured notes:
 Ohio Edison Company-
    9.440%   due 1995         75,000    75,000
    7.380%   due 1997        100,000   100,000
    8.585%   due 1997         50,000    50,000
    5.650%   due 2012         50,000    50,000
    4.250%   due 2014         50,000    50,000
    2.850%   due 2015         50,000    50,000
    3.125%   due 2018         56,000    56,000
    4.650%   due 2018         57,100    57,100
    3.450%   due 2032         53,400    53,400
                             -------   -------

 Total unsecured notes       541,500   541,500                                                       541,500     541,500
                             -------   -------                                                     ---------   ---------

Capital lease obligations (Note 4)                                                                    59,312      65,274
                                                                                                   ---------   ---------

Net unamortized discount on debt                                                                     (11,179)     (7,946)
                                                                                                   ---------   ---------

Long-term debt due within one year                                                                  (393,308)   (301,265)
                                                                                                   ---------   ---------

 Total long-term debt                                                                              3,039,263   3,121,647
                                                                                                   ---------   ---------
TOTAL CAPITALIZATION                                                                              $5,656,295  $5,943,913
========================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                                      OHIO EDISON COMPANY
                                         CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the Years Ended December 31,              1993        1992       1991
                                              ----        ----       ----
                                                        (In thousands)
Balance at beginning of year. . . . . .   $490,564     $462,087  $449,810
Net income. . . . . . . . . . . . . . .     82,724      276,986   264,823
Tax benefit from ESOP dividends . . . .      5,256        5,592     3,404
                                          --------     --------  --------
                                           578,544      744,665   718,037
_________________________________________________________________________
Cash dividends on preferred and
 preference stock . . . . . . . . . . .     23,275       23,874    24,338
Cash dividends on common stock. . . . .    228,855      228,855   228,855
Premium on redemption of preferred stock     3,593        1,372     2,757
                                          --------     --------  --------
                                           255,723      254,101   255,950
                                          --------     --------  --------
Balance at end of year (Note 5A)          $322,821     $490,564  $462,087
_________________________________________________________________________

                              CONSOLIDATED STATEMENTS OF CAPITAL STOCK AND OTHER PAID-IN CAPITAL

                                                                                        Preferred and Preference Stock
                                                                                  -------------------------------------------
                                                                                      Not Subject to         Subject to
                                        Common Stock                Unallocated    Mandatory Redemption  Mandatory Redemption
                               ---------------------------------                  ---------------------  --------------------
                               of Shares       Value     Capital       Stock       of Shares    Value    of Shares   Value
                               -----------   ---------- --------    -----------   ----------  ---------  ---------   ---------
                                                                 (Dollars in thousands)
Balance, January 1, 1991       152,569,437   $1,373,125 $733,081     $ (10,857)    5,042,399  $354,240    782,416    $ 86,342
  ESOP Purchase Transactions                                          (189,143)
  Allocation of ESOP Shares                                              4,941
  Sale of Market Auction
    Preferred Stock                                       (1,140)                    500,000    50,000
  Sale of 8.45% Preferred Stock                                                                           250,000      25,000
  Redemptions--
        Series B                                                                  (2,000,000)  (50,000)
        $102.50  Series                                                                                    (1,800)     (1,800)
           8.24% Series                                                                                    (5,000)       (500)
          11.00% Series                                                                                    (8,000)       (800)
          11.50% Series                                     (148)                                        (165,000)    (16,500)
          13.00% Series                                                                                   (10,000)     (1,000)
          13.50% Series                                                                                  (200,000)    (20,000)
          15.00% Series                                                                                    (6,400)       (640)
______________________________________________________________________________________________________________________________
Balance, December 31, 1991     152,569,437    1,373,125  731,793      (195,059)    3,542,399   354,240    636,216      70,102
  Allocation of ESOP Shares                                              7,741
  Sale of 7.625% Preferred Stock                                                                          150,000      15,000
  Redemptions--
        $102.50  Series                                                                                    (1,800)     (1,800)
           8.24% Series                                                                                    (5,000)       (500)
          11.00% Series                                                                                    (8,000)       (800)
          15.00% Series                                                                                   (54,400)     (5,440)
          10.50% Series                                                                                  (100,000)    (10,000)
          11.50% Series                                                                                   (15,000)     (1,500)
          13.00% Series                                                                                   (10,000)     (1,000)
______________________________________________________________________________________________________________________________
Balance, December 31, 1992     152,569,437    1,373,125  731,793      (187,318)    3,542,399   354,240    592,016      64,062
  Allocation of ESOP Shares                                              6,799
  Sale of 7.75% Class A
    Preferred Stock                                       (3,361)                  4,000,000   100,000
  Sale of 7.75% Preferred Stock                             (345)                    250,000    25,000
  Redemptions--
        $102.50  Series                                     (216)                                          (5,400)     (5,400)
           8.24% Series                                                                                   (45,000)     (4,500)
           8.48% Series                                       (6)                    (80,000)   (8,000)
           8.64% Series                                                             (400,000)  (40,000)
           9.12% Series                                                             (450,000)  (45,000)
           9.16% Series                                                              (80,000)   (8,000)
          11.00% Series                                                                                    (8,000)       (800)
          11.50% Series                                                                                   (60,000)     (6,000)
          13.00% Series                                                                                   (10,000)     (1,000)
_____________________________________________________________________________________________________________________________
Balance, December 31, 1993     152,569,437   $1,373,125 $727,865     $(180,519)    6,782,399  $378,240    463,616     $46,362
=============================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                                      OHIO EDISON COMPANY

                                             CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,                                    1993        1992         1991
                                                                    ----        ----         ----
                                                                    (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                         $ 82,724    $ 276,986  $  264,823
Adjustments to reconcile net income to net
           cash from operating activities:
             Provision for depreciation                             217,980      223,497     238,853
             Nuclear fuel and lease amortization                     59,858       85,419      85,754
             Deferred income taxes, net                             (26,233)      18,221      58,964
             Investment tax credits, net                             (8,345)     (17,857)     (2,776)
             Deferred revenue                                          -          19,517      37,757
             Allowance for equity funds used
              during construction                                    (4,257)      (3,025)     (3,050)
             Deferred fuel costs, net                                (1,078)       5,130       1,411
             Perry Unit 2 termination                               390,835         -           -
             Cumulative effect of a change in
              accounting for unbilled revenues                      (58,201)        -           -
             Other amortization, net                                  1,184        9,941       5,128
                                                                  ---------   ----------    --------
              Internal cash before dividends                        654,467      617,829     686,864
             Receivables                                             (1,962)       2,278     (21,231)
             Materials and supplies                                  41,467      (14,889)     (2,874)
             Accounts payable                                         9,823      (19,986)     (4,042)
             Other                                                   19,088        4,727      18,359
                                                                  ---------   ----------    --------
              Net cash provided from operating activities           722,883      589,959     677,076
                                                                  ---------   ----------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing--
           Preferred stock                                          121,294       15,000      73,863
           Long-term debt                                           765,358      937,797   1,034,801
           Short-term borrowings, net                                  -          56,716        -
Redemptions and Repayments--
           Preferred and preference stock                           122,502       22,412      94,063
           Long-term debt                                           773,128    1,065,377     756,520
           Short-term borrowings, net                                47,445         -        227,184
Dividend Payments--
           Common stock                                             224,943      234,188     229,686
           Preferred and preference stock                            20,926       23,786      23,899
                                                                  ---------    ---------   ---------
              Net cash used for financing activities                302,292      336,250     222,688
                                                                  ---------    ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                                  256,746      241,508     226,153
Investment in employee stock ownership plan                            -            -        160,000
Sale and leaseback restructuring fees                                10,417       37,654      23,723
Other                                                                 7,950       14,133      15,062
                                                                  ---------    ---------   ---------
              Net cash used for investing activities                275,113      293,295     424,938
                                                                  ---------    ---------   ---------
Net increase (decrease) in cash and cash
           equivalents                                              145,478      (39,586)     29,450
Cash and cash equivalents at beginning of year                       14,212       53,798      24,348
                                                                  ---------    ---------   ---------
Cash and cash equivalents at end of year                          $ 159,690    $  14,212   $  53,798
                                                                  =========    =========   =========

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year--
           Interest (net of amounts capitalized)                 $  262,410   $  290,420  $  286,005
           Income taxes                                              94,272      134,768     113,712

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                    OHIO EDISON COMPANY
                             CONSOLIDATED STATEMENTS OF TAXES
For the Years Ended December 31,                             1993       1992       1991
                                                             ----       ----       ----
                                                                   (In thousands)
GENERAL TAXES:
Real and personal property                                 $124,709   $111,533   $103,298
State gross receipts                                         97,348     94,415     90,961
Social security and unemployment                             15,626     15,166     14,494
Other                                                         7,871      8,218      9,005
                                                           --------   --------   --------
   Total general taxes                                     $245,554   $229,332   $217,758
                                                           ========   ========   ========
PROVISION FOR INCOME TAXES:
Currently payable-
 Federal                                                   $ 61,920   $132,712   $102,017
 State                                                        5,544     14,331     15,520
                                                           --------   --------   --------
                                                             67,464    147,043    117,537
                                                           --------   --------   --------
Deferred, net-
 Federal                                                        489     17,586     62,480
 State                                                        6,455        635     (3,516)
                                                           --------   --------   --------
                                                              6,944     18,221     58,964
                                                           --------   --------   --------
Investment tax credits, net of amortization                  (8,345)   (17,857)    (2,776)
                                                           --------   --------   --------
   Total provision for income taxes                        $ 66,063   $147,407   $173,725
                                                           ========   ========   ========
INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income                                           $166,773   $160,358   $166,684
Other income                                               (134,342)   (12,951)     7,041
Cumulative effect of a change in accounting                  33,632         --       --
                                                           --------   --------   --------
   Total provision for income taxes                        $ 66,063   $147,407   $173,725
                                                           ========   ========   ========
RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes              $148,787   $424,393   $438,548
                                                           ========   ========   ========
Federal income tax expense at statutory rate               $ 52,075   $144,294   $149,106
Increases (reductions) in taxes resulting from-
 Excess of book over tax depreciation                          --       19,741     20,043
 Amortization of investment tax credits                      (8,345)   (32,092)    (8,284)
 State income taxes net of federal income tax benefit         7,799      9,878      7,923
 Amortization of tax regulatory assets                       15,412         --       --
 Other, net                                                    (878)     5,586      4,937
                                                           --------   --------   --------
   Total provision for income taxes                        $ 66,063   $147,407   $173,725
                                                           ========   ========   ========
SOURCES OF DEFERRED TAX EXPENSE:
Excess of tax over book depreciation, net                             $ 27,627   $ 58,306
Difference between tax and book revenue, net                            (9,084)   (18,292)
Alternative minimum tax credits utilized                                12,467     29,749
Other, net                                                             (12,789)   (10,799
                                                                      --------   --------
   Net deferred tax expense                                           $ 18,221   $ 58,964
                                                                      ========   ========
ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31, 1993:
Property basis differences                               $  983,603
Allowance for equity funds used during construction         282,040
Deferred nuclear expense                                    275,832
Customer receivables for future income taxes                244,304
Deferred sale and leaseback costs                            90,955
Unamortized investment tax credits                          (85,459)
Other                                                         7,276
                                                         ----------
   Net deferred income tax liability                     $1,798,551
                                                         ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       The consolidated financial statements include Ohio Edison Company (Company) and its wholly owned subsidiaries, Pennsylvania Power Company (Penn Power), OES Capital, Incorporated (OES Capital) and OES Fuel, Incorporated (OES Fuel). All significant intercompany transactions have been eliminated. The Company and Penn Power (Companies) follow the accounting policies and practices prescribed by the Public Utilities Commission of Ohio (PUCO), the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission (FERC).

       REVENUES-

       The Companies' retail customers are metered on a cycle basis. Revenue was recognized for electric service based on meters read through the end of the year for years prior to 1993. Beginning in 1993, revenue is recognized to include unbilled sales through the end of the year (see Note 2). Accounts receivable from customers include approximately $105,234,000 relating to metered but unbilled revenues through December 31, 1993.

       Receivables from customers include sales to residential, commercial and industrial customers located in the Companies' service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 1993 or 1992, with respect to any particular segment of the Companies' customers.

     FUEL COSTS-

       The Companies recover fuel-related costs not otherwise included in base rates from retail customers through separate energy rates. Any over or under collection resulting from the operation of these rates are included as adjustments to subsequent energy rates. Accordingly, the Companies defer the difference between actual fuel-related costs incurred and the amounts currently recovered from their customers.

     UTILITY PLANT AND DEPRECIATION-

       Utility plant reflects the original cost of construction, including payroll and related costs such as taxes, pensions and other fringe benefits, administrative and general costs and allowance for funds used during construction (AFUDC).

       The Companies provide for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite straight-line rate for electric plant was approximately 3.0% in 1993, 1992 and 1991.

       The Companies recognize approximately $5,000,000 annually (as depreciation expense) for future decommissioning costs applicable to their ownership and leasehold interests in nuclear generating units. The Companies' share of the future obligation to decommission these units in current dollars is estimated to be approximately $382,000,000. The Companies have recovered approximately $43,000,000 from customers through December 31, 1993; such amounts are reflected in the reserve for depreciation on the Consolidated Balance Sheet. If the actual costs of decommissioning the units exceed the accumulated amounts recovered from customers, the Companies expect that difference to be recoverable from their customers. The Companies have approximately $29,700,000 invested in external decommissioning trust funds as of December 31, 1993. Earnings on these funds are recorded as an addition to the trust investment with a corresponding increase to the depreciation reserve. The Companies have also recognized an estimated liability of $19,275,000 related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992. The Companies recover these costs through their respective energy rates.

     COMMON OWNERSHIP OF GENERATING FACILITIES-

       The Companies and other Central Area Power Coordination Group (CAPCO) companies own, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Companies' portions of operating expenses associated with any jointly owned facilities are included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31, 1993, include the following:
                                                           Companies'
                   Utility     Accumulated   Construction  Ownership/
                   Plant       Provision for   Work in     Leasehold
Generating Units  in Service   Depreciation    Progress     Interest
                  ----------   ------------- ------------  ----------
                               (In thousands)
W.H. Sammis #7   $  304,900    $    80,300      $5,000      68.80%
Bruce Mansfield
 #1, #2 and #3      744,000        330,600      11,800      50.68%
Beaver Valley
  #1 and #2       1,839,500        490,200      18,500      47.11%
Perry #1          1,604,300        240,600      15,900      35.24%
- ---------------------------------------------------------------------
  Total          $4,492,700     $1,141,700     $51,200
- ---------------------------------------------------------------------

     NUCLEAR FUEL-

       Nuclear fuel is recorded at original cost, which includes material, enrichment, fabrication and interest costs incurred prior to reactor load. The Companies amortize the cost of nuclear fuel based on the rate of consumption. The Companies' electric rates include amounts for the future disposal of spent nuclear fuel based upon the formula used to compute payments to the DOE.

     ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION-

       AFUDC represents financing costs capitalized to construction work in progress (CWIP) during the construction period. The borrowed funds portion reflects capitalized interest payments, and the equity funds portion represents the noncash capitalization of imputed equity costs. AFUDC varies according to changes in the level of CWIP and in the sources and costs of capital. The composite AFUDC rates (excluding nuclear fuel interest) were 8.8%, 9.4% and 9.5% in 1993, 1992 and 1991, respectively. Capitalization rates for interest on nuclear fuel were 3.4%, 4.5% and 6.6% in 1993, 1992 and 1991, respectively.

     INCOME TAXES-

       Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. The deferred income taxes in 1992 and 1991 resulted from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits (ITC), which were deferred when utilized, are being amortized over the estimated life of the related property. ITC amortization in 1992 included $21,300,000 associated with portions of the Company's investments in Perry Unit 1 and Beaver Valley
Unit 2 which are not recoverable from retail customers.

       The Companies adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," on
January 1, 1993, which requires the liability method to be used to account for deferred income taxes. Under this standard, deferred income tax liabilities related to tax and accounting basis differences must be recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. The components of accumulated deferred income taxes as of December 31, 1993 are disclosed on the Consolidated Statements of Taxes.

       RETIREMENT BENEFITS-

       The Companies' trusteed, noncontributory defined benefit pension plans cover almost all full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. The Companies use the projected unit credit method for funding purposes and were not required to make pension contributions during the three years ended December 31, 1993.

     The following sets forth the funded status of the plans and amounts recognized on the Consolidated Balance Sheets as of
December 31:
                                                   1993       1992
                                                   ----       ----
                                                     (In thousands)
Actuarial present value of benefit obligations:
 Vested benefits                                 $471,205   $385,187
 Nonvested benefits                                28,180     21,740
- --------------------------------------------------------------------
Accumulated benefit obligation                   $499,385   $406,927
====================================================================
Plan assets at fair value                        $770,240   $710,370
Actuarial present value of projected benefit
 obligation                                       605,848    489,985
- --------------------------------------------------------------------
Plan assets in excess of projected benefit
 obligation                                       164,392    220,385
Unrecognized net gain                              (6,743)   (77,333)
Unrecognized prior service cost                    14,074     15,629
Unrecognized net transition asset                 (57,719)   (65,664)
- --------------------------------------------------------------------
   Net pension asset                             $114,004   $ 93,017
====================================================================

       The assets of the plans consist primarily of common stocks, United States government bonds and corporate bonds. Net pension costs for the three years ended December 31, 1993, were computed as follows:
                                    1993       1992      1991
                                    ----       ----      ----
                                      (In thousands)
Service cost-benefits earned
 during the period               $ 13,171   $ 13,278   $ 13,321
Interest on projected benefit
 obligation                        42,723     40,291     38,076
Return on plan assets             (97,849)   (59,297)  (124,509)
Net deferral (amortization)        14,954    (22,378)    53,398
Voluntary early retirement
 program expense                    6,014      7,289        -
- ---------------------------------------------------------------
   Net pension cost              $(20,987)  $(20,817)  $(19,714)
===============================================================

       The assumed discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% in 1993 and 9% in 1992. The assumed rate of increase in future compensation levels used to measure this obligation was 4.5% in each year. Expected long-term rates of return on plan assets were assumed to be 11% in each year.

       The Companies provide a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. The Companies pay insurance premiums to cover a portion of these benefits in excess of set limits; all amounts up to the limits are paid by the Companies. Expenses associated with health care and life insurance benefits for retirees were charged to income during the applicable payment periods in 1992 and 1991, and amounted to $9,689,000 and $8,280,000, respectively.

       In 1993 the Companies adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires companies to recognize the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits. The Companies do not currently fund these future benefits.

       The following sets forth the accrued postretirement benefit cost on the Consolidated Balance Sheet as of December 31, 1993:

    Accumulated postretirement benefit obligation   $240,712,000
    Unrecognized transition obligation              (193,374,000)
    Unrecognized net loss                            (25,048,000)
                                                    ------------
    Accrued postretirement benefit cost             $ 22,290,000

    The accumulated postretirement benefit obligation is allocated to: retirees - $136,288,000, fully eligible active plan participants
- - $36,827,000, and other active plan participants - $67,597,000.

    Net periodic postretirement benefit cost for 1993 included the following components:
- -----------------------------------------------------------------
      Service cost                                    $ 3,929,000
      Interest cost                                    18,039,000
      Amortization of transition obligation            10,178,000
      Voluntary early retirement program expense        1,533,000
                                                      -----------
      Net periodic postretirement benefit cost         33,679,000
      Benefits paid                                    11,389,000
                                                      -----------
      Increase in accrued postretirement benefit cost $22,290,000
==================================================================

      The health care trend rate assumption is 8.25% in the first year gradually decreasing to 3.5% for the year 2008 and later. The discount rate used to compute the accumulated postretirement benefit obligation at December 31, 1993 was 7.5%. An increase in the health care trend rate assumption by one percentage point in all years would increase the accumulated postretirement benefit obligation by approximately $40,100,000 and the aggregate annual service and interest costs by approximately $4,200,000.

      The PUCO and PPUC have authorized the Companies to defer the incremental costs resulting from adopting SFAS No. 106 (compared to costs computed under the former accounting basis) for future recovery from their retail customers.

      EARNINGS PER SHARE OF COMMON STOCK-

      Earnings per share of common stock shown on the Consolidated Statements of Income for the three years ended December 31, 1993, were computed as follows:
                                     1993        1992       1991
- ------------------------------------------------------------------
                          (In thousands, except per share amounts)
Earnings:
 Income before cumulative effect    $ 24,523   $276,986   $264,823
 Preferred and preference
   stock dividend requirements       (23,707)   (23,926)   (24,754)
 Tax benefit from employee stock
   ownership plan dividends             -         5,592      3,404
- ------------------------------------------------------------------
 Earnings before cumulative effect       816    258,652    243,473
 Cumulative effect of a change
   in accounting                      58,201        -          -
- ------------------------------------------------------------------
 Earnings after cumulative effect   $ 59,017   $258,652   $243,473
- ------------------------------------------------------------------
Shares:
 Weighted average number
   of common shares outstanding      152,569    152,569    152,569
- ------------------------------------------------------------------
Earnings per share of Common Stock:
 Before cumulative effect of a change
   in accounting                        $.01      $1.70      $1.60
 Cumulative effect of a change in
   accounting                            .38         -          -
- ------------------------------------------------------------------
Earnings per share of Common Stock      $.39      $1.70      $1.60
==================================================================

    SUPPLEMENTAL CASH FLOWS INFORMATION-

    All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. The Companies record temporary cash investments at cost, which approximates their market value. Noncash financing and investing activities included capital lease transactions amounting to $1,487,000, $5,831,000 and $10,467,000 for the years 1993, 1992 and 1991, respectively. OES Fuel commercial paper transactions, which are reflected as long-term debt on the Consolidated Balance Sheets (see Note 5E) but have initial maturity periods of three months or less, are reported net within financing activities under long-term debt.

    All borrowings with initial maturities of less than one year and $36,554,000 and $30,072,000 of investments other than cash and cash equivalents at December 31, 1993 and 1992, respectively, which are defined as financial instruments, are reflected at their approximate fair market value. The approximate fair market value of all other long-term debt and of preferred and preference stock subject to mandatory redemption exceeded the carrying cost of those financial instruments by approximately $198,000,000 and $1,800,000 as of December 31, 1993 and approximately $130,000,000 and $2,500,000 as of December 31, 1992, respectively. The fair value of these instruments reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Companies' ratings.

    REGULATORY ASSETS -

    The Companies recognize, as regulatory assets, costs which the FERC, PUCO and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. Amounts shown below as being recovered currently have a composite remaining recovery period of approximately 30 years. The remaining assets, which are deferred for recovery in future rate proceedings, would increase revenues by about 1% on an annual basis once they are included in customers' electric rates.

    Regulatory assets on the Consolidated Balance Sheets were comprised of the following:
                                                   1993      1992
- --------------------------------------------------------------------
                                                   (In thousands)
Currently being recovered through rates:
  Nuclear Unit Expenses                       $  580,482  $ 596,275
  Customer Receivables for Future Income Taxes   658,115       -
  Sale and Leaseback Costs                       252,625     43,496
  Property Taxes                                 101,182    109,621
  Loss on Reacquired Debt                        103,158     94,254
  DOE Decommissioning and Decontamination Costs   19,275     20,500
  Uncollectible Customer Accounts                 13,425     11,154
  Other                                           12,987     13,867
- -------------------------------------------------------------------
                                               1,741,249    889,167
- -------------------------------------------------------------------
  Not currently recovered through rates:
  Nuclear Unit Interest Expense                  198,453    189,935
  Employee Postretirement Benefit Costs           16,456       -
  Perry Unit 2 Termination                        37,637       -
- -------------------------------------------------------------------
                                                 252,546    189,935
- -------------------------------------------------------------------
              Total                           $1,993,795 $1,079,102
===================================================================

2.  CHANGE IN ACCOUNTING FOR UNBILLED REVENUES:

    On January 1, 1993, the Companies changed their accounting policies to recognize revenue relating to metered sales which remain unbilled at the end of the accounting period. This change was made to more closely match the Companies' revenues with the costs of services provided. The effect of this change increased net income for the year ended December 31, 1993 (before the cumulative effect from periods prior to 1993) by approximately $4,600,000 ($.03 per share of common stock). The cumulative effect to January 1, 1993 was $58,201,000 (net of $33,632,000 of income taxes) or $.38 per share. The reported results of operations for the years ended December 31, 1992 and 1991, would not have been materially different if this new accounting policy had been in effect during those years.

3.  PERRY UNIT 2 TERMINATION:

    In December 1993, the Companies announced that they will not participate in further construction of Perry Unit 2 and have abandoned Perry Unit 2 as a possible electric generating plant. The Company determined that recovery from customers of its Perry Unit 2 investment is not probable, resulting in a $366,377,000 write-off of its investment in 1993. Penn Power expects its Perry Unit 2 investment to be recoverable from its customers. However, due to the anticipated delay in commencement of recovery and taking into account the expected rate treatment, Penn Power recognized an impairment to its Perry Unit 2 investment of $24,458,000 in 1993.
As a result, net income for the year ended December 31, 1993, was reduced by $248,743,000 ($1.63 per share of common stock).

4.  LEASES:

    The Companies lease a portion of their nuclear generating facilities, certain transmission facilities, computer equipment, office space and other property and equipment under cancelable and noncancelable leases.

    In 1987, the Company sold a portion of its ownership interest in Perry Unit 1 and Beaver Valley Unit 2 and simultaneously entered into operating leases on the portions sold for basic lease terms of approximately 29 years. During the terms of the leases the Company continues to be responsible, to the extent of its combined ownership and leasehold interest, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The leases provide for adjustments to the basic rental payments for possible future federal tax law changes. The Company has the right, at the end of the respective basic lease terms, to renew the leases for up to two years. The Company also has the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities.

    Consistent with the regulatory treatment, the rental payments for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs reflected on the Consolidated Statements of Income for the three years ended December 31, 1993, are summarized as follows:

                                  1993      1992      1991
- -------------------------------------------------------------------
                                      (In thousands)
Operating Leases
  Interest element              $ 96,804  $108,870  $117,627
  Other                           15,418    13,308    11,866
Capital Leases
  Interest element                 7,896     8,354     8,150
  Other                            6,843     6,985     6,788
- -------------------------------------------------------------------
Total rental payments           $126,961  $137,517  $144,431
===================================================================
  The future minimum lease payments as of December 31, 1993, are:

                                            Capital    Operating
                                            Leases      Leases
- ----------------------------------------------------------------
                                               (In thousands)
1994                                      $ 17,299    $  101,744
1995                                        16,165       105,526
1996                                        14,484       108,743
1997                                        13,193       113,047
1998                                        12,278       118,128
Years thereafter                           112,761     2,479,443
- ----------------------------------------------------------------
Total minimum lease payments               186,180    $3,026,631
Executory costs                             46,375    ==========
- --------------------------------------------------
Net minimum lease payments                 139,805
Interest portion                            80,493
- --------------------------------------------------
Present value of net minimum lease payments 59,312
Less current portion                         6,739
- --------------------------------------------------
Noncurrent portion                        $ 52,573
==================================================
5.  CAPITALIZATION:

    (A) RETAINED EARNINGS-

    Under the Company's first mortgage indenture, the Company's consolidated retained earnings unrestricted for payment of cash dividends on the Company's common stock were $256,002,000 at December 31, 1993.

    (B) EMPLOYEE STOCK OWNERSHIP PLAN-

    The Employee Stock Ownership Plan Trust (ESOP) was established in October 1990 to fund the matching contribution to the Companies' existing 401(k) savings plan. All full-time employees eligible for participation in the 401(k) savings plan are covered by the ESOP. The ESOP borrowed $200,000,000 from the Company and acquired 10,654,114 shares of the Company's common stock on the open market. In 1993, 1992 and 1991, 369,956 shares, 412,167 shares and 263,252 shares, respectively, were allocated to employees with the corresponding expense recognized based on the shares allocated method. Total ESOP related compensation expense was calculated as follows:
- -----------------------------------------------------------------
                                       1993       1992      1991
- -----------------------------------------------------------------
                                            (In thousands)
Base compensation                   $  6,799   $  7,741   $ 4,941
Interest on ESOP debt                 19,985     19,985    12,706
Dividends on common stock
 held by the ESOP and
 used to service debt                (15,944)   (15,970)   (9,735)
Interest earned by the ESOP             (275)      (317)   (1,708)
- ------------------------------------------------------------------
                                    $ 10,565   $ 11,439   $ 6,204
==================================================================

    (C) PREFERRED STOCK-

    Penn Power's 7.625% and 7.75% series of preferred stock have restrictions which prevent early redemption prior to October 1997 and July 2003, respectively. The Company's 8.45% series of preferred stock has no early redemption provision and its 7.75% series is not redeemable before April 1998. All other preferred stock may be redeemed by the Companies in whole, or in part, with 30-60 days' notice. The optional redemption prices shown on the Consolidated Statements of Capitalization will decline to eventual minimums per share according to the Charter provisions that establish each series.

    (D) PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

    The Company's 8.45% series of preferred stock has an annual sinking fund requirement for 50,000 shares beginning on September 16, 1997. Penn Power's 13.00% series of preferred stock has an annual sinking fund requirement for 5,000 shares in each year on July 1; its 7.625% series has an annual sinking fund requirement for 7,500 shares beginning on October 1, 2002.

    Preferred shares are retired at $100 per share plus accrued dividends. Sinking fund requirements (including an optional redemption in 1994) for the next five years are:

- -------------------------------------------------------------------
                        1994           $50,862,000
                        1995               500,000
                        1996               500,000
                        1997             5,500,000
                        1998             5,500,000
- -------------------------------------------------------------------


                                -22

      (E) LONG-TERM DEBT-

      The first mortgage indentures and their supplements, which secure all of the Companies' first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Companies.

      Based on the amount of bonds authenticated by the Trustee through December 31, 1993, the Company's annual sinking and improvement fund requirement for all bonds issued under the mortgage amounts to $30,056,000. The Company expects to deposit funds in 1994 which will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

      Sinking fund requirements (including an optional redemption in 1994) for first mortgage bonds and maturing long-term debt
(excluding capital leases) for the next five years are:

- ------------------------------------------------------------------
                        1994          $386,569,000
                        1995           204,854,000
                        1996           407,275,000
                        1997           150,000,000
                        1998           150,850,000
- ------------------------------------------------------------------

      The Companies' obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds and, in some cases, by subordinate liens on the related pollution control facilities. A portion of the unsecured notes outstanding are entitled to the benefit of irrevocable bank letters of credit of $338,831,000. To the extent that drawings are made under those letters of credit to pay principal of, or interest on, the pollution control revenue bonds, the Company is entitled to a credit on the notes. The Company pays an annual fee of 0.625% to 0.925% of the amounts of the letters of credit to the issuing banks and is obligated to reimburse the banks for any drawings thereunder.

      Nuclear fuel purchases are financed through the issuance of OES Fuel commercial paper and loans, both of which are supported by a $325,000,000 long-term bank credit agreement which expires March 31, 1996. Accordingly, the commercial paper and loans are reflected as long-term debt on the Consolidated Balance Sheets. OES Fuel must pay a facility fee of 0.1875% on the total line of credit and a commitment fee of 0.0625% on any unused amount.

6. SHORT-TERM BORROWINGS AND BANK LINES OF CREDIT:

      Short-term borrowings outstanding at December 31, 1993 represent OES Capital debt which is secured by customer accounts receivable. OES Capital can borrow up to $120,000,000 under a receivables financing agreement at rates based on certain bank commercial paper. OES Capital is required to pay a fee of 0.5% on the amount of the entire finance limit. The receivables financing agreement expires April 23, 1996.

      The Companies have lines of credit with domestic banks that provide for borrowings of up to $85,000,000 under various interest rate options. Short-term borrowings may be made under these lines of credit on the Companies' unsecured notes. To assure the availability of these lines, the Companies are required to pay commitment fees that vary from 0.15% to 0.5%. These lines expire at various times during 1994.

7. COMMITMENTS, GUARANTEES AND CONTINGENCIES:

      CONSTRUCTION PROGRAM-

      The Companies' current forecasts reflect expenditures of approximately $1,000,000,000 for property additions and improvements from 1994-1998, of which approximately $235,000,000 is applicable to 1994. Investments for additional nuclear fuel during the 1994-1998 period are estimated to be approximately $204,000,000, of which approximately $45,000,000 applies to 1994. During the same periods, the Companies' nuclear fuel investments are expected to be reduced by approximately $261,000,000 and $64,000,000, respectively, as the nuclear fuel is consumed.

      NUCLEAR INSURANCE-

      The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9,396,000,000. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on their present ownership and leasehold interests in Beaver Valley Units 1 and 2 and Perry Unit 1, the Companies' maximum potential assessment under the industry retrospective rating plan (assuming the other CAPCO companies were to contribute their proportionate share of any assessments under the retrospective rating plan) would be $102,800,000 per incident but not more than $13,000,000 in any one year for each incident.

      The Companies are also insured as to their respective interests in the Beaver Valley Station and the Perry Plant under policies issued to the operating company for each plant. Under these policies, up to $2,750,000,000 is provided for property damage and decontamination and decommissioning costs. The Companies have also obtained approximately $313,000,000 of insurance coverage for replacement power costs for their respective interests in Beaver Valley Units 1 and 2 and Perry Unit 1. Under these policies, the Companies can be assessed a maximum of approximately $15,400,000 for accidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

      The Companies intend to maintain insurance against nuclear risks as described above as long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Companies' plants exceed the policy limits of the insurance from time to time in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Companies' insurance policies, or to the extent such insurance becomes unavailable in the future, the Companies would remain at risk for such costs.

      GUARANTEES-

      The Companies, together with the other CAPCO companies, have each severally guaranteed certain debt and lease obligations in connection with a coal supply contract for the Bruce Mansfield Plant. As of December 31, 1993, the Companies' shares of the guarantees (which approximate fair market value) were $101,217,000. The price under the coal supply contract, which includes certain minimum payments, has been determined to be sufficient to satisfy the debt and lease obligations. The Companies' total payments under the coal supply contract were $114,572,000, $103,657,000 and $107,069,000 during 1993, 1992 and 1991, respectively. Under the coal supply contract, the Companies' minimum payments in each year during the period 1994 through 1999 are approximately $35,000,000.


      ENVIRONMENTAL MATTERS-

      Various federal, state and local authorities regulate the Companies with regard to air and water quality and other environmental matters. The Companies have estimated additional capital expenditures for environmental compliance of approximately $175,000,000, which is included in the construction forecast given above under "Construction Program" for 1994 through 1998.

      The Clean Air Act Amendments of 1990 require significant reductions of sulfur dioxide (SO2) and oxides of nitrogen from the Companies' coal-fired generating units by 1995 and additional emission reductions by 2000. Compliance options include, but are not limited to, installing additional pollution control equipment, burning less polluting fuel, purchasing emission allowances from others, operating existing facilities in a manner which minimizes pollution and retiring facilities. In compliance plans submitted to the PUCO and to the Environmental Protection Agency (EPA), the Company stated that reductions for the years 1995 through 1999 are likely to be achieved by burning lower sulfur fuel, generating more electricity at its lower emitting plants and/or purchasing emission allowances. The Company continues to evaluate its compliance plans and other compliance options as they arise. Plans for complying with the year 2000 reductions are less certain at this time.

      The Companies are presently required to meet federally approved SO2 regulations, and the violations of such regulations can result in injunctive relief, including shutdown of the generating unit involved, and/or civil or criminal penalties of up to $25,000 per day of violation. The EPA has an interim enforcement policy for the SO2 regulations in Ohio which allows for compliance with the regulations based on a 30-day averaging period. The EPA has proposed regulations which could cause changes in the interim enforcement policy, including revisions of the methods of determining compliance with emission limits. The Companies cannot predict what action the EPA may take in the future with respect to the proposed regulations or the interim enforcement policy.

      The Pennsylvania Department of Environmental Resources has issued regulations dealing with the storage, treatment, transportation and disposal of residual waste such as coal ash and scrubber sludge. These regulations impose additional requirements relating to permitting, ground water monitoring, leachate collection systems, closure, liability insurance and operating matters. The Companies are developing and analyzing various compliance options and are presently unable to determine the ultimate increase in capital and operating costs at existing sites.

      Legislative and administrative action and the effect of court decisions can be expected in the future (as they have in the past) to change the way that the Companies must operate in order to comply with environmental laws and regulations. With respect to any such changes and to the environmental matters described above, the Companies expect that any resulting additional capital costs which may be required, as well as any required increase in operating costs, would ultimately be recovered from their customers.

8. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):
      The following summarizes certain consolidated operating results by quarter for 1993 and 1992.

                                      March 31, June 30, September 30, December 31,
Three Months Ended                      1993      1993      1993         1993
- -----------------------------------------------------------------------------------
                                       (In thousands, except per share amounts)
Operating Revenues                    $593,214  $563,349  $624,524     $588,853
Operating Expenses and Taxes           461,719   425,354   472,341      485,196
- -----------------------------------------------------------------------------------
Operating Income                       131,495   137,995   152,183      103,657
Other Income (Expense)                   4,016     4,988     4,079     (241,905)
Net Interest and Other Charges          68,287    68,438    68,041       67,219
- -----------------------------------------------------------------------------------
Income (Loss) Before Cumulative Effect
  of a Change in Accounting             67,224    74,545    88,221     (205,467)
Cumulative Effect of a Change in
  Accounting                            58,201      -         -            -
- -----------------------------------------------------------------------------------
Net Income (Loss)                     $125,425  $ 74,545  $ 88,221    $(205,467)
- -----------------------------------------------------------------------------------
Earnings (Loss) Applicable to
  Common Stock                        $119,520  $ 68,310  $ 82,462    $(211,275)
- -----------------------------------------------------------------------------------
Earnings (Loss) per Share of
  Common Stock Before Cumulative
  Effect of a Change in Accounting        $.40      $.45      $.54       $(1.38)
Cumulative Effect of a Change in
  Accounting                               .38        -         -            -
- -----------------------------------------------------------------------------------
Earnings (Loss) per Share of
  Common Stock                            $.78      $.45      $.54       $(1.38)
- -----------------------------------------------------------------------------------

                                      March 31, June 30, September 30, December 31,
    Three Months Ended                  1992      1992      1992         1992
- -----------------------------------------------------------------------------------
                                       (In thousands, except per share amounts)
Operating Revenues                    $587,787  $565,621  $601,533     $577,437
Operating Expenses and Taxes           453,220   445,036   459,430      452,577
- -----------------------------------------------------------------------------------
Operating Income                       134,567   120,585   142,103      124,860
Other Income                             9,585     9,198     8,290        9,210
Net Interest and Other Charges          71,014    70,002    71,255       69,141
- -----------------------------------------------------------------------------------
Net Income                            $ 73,138  $ 59,781  $ 79,138     $ 64,929
- -----------------------------------------------------------------------------------
Earnings on Common Stock              $ 67,052  $ 53,776  $ 73,240     $ 58,992
- -----------------------------------------------------------------------------------
Earnings per Share of Common Stock        $.45      $.36      $.49         $.40
- -----------------------------------------------------------------------------------
   Results of operations for the first three quarters of 1993 were restated to reflect the change in accounting for unbilled revenues as described in Note 2.  Restated net income for the first quarter includes $58,201,000 or $.38 per share for the cumulative effect of the change.  The effect on income from continuing operations was as follows:  $(5,797,000) or $(.04) per share in the first quarter,
$4,539,000 or $.03 per share in the second quarter, and $(4,459,000)
or $(.03) in the third quarter.

                                -26-

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Ohio Edison Company:

      We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Ohio Edison Company
(an Ohio corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, retained earnings, capital stock and other paid-in capital, cash flows and taxes for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio Edison Company and subsidiaries as of December 31, 1993 and
1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

      As discussed in Notes 1 and 2 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for unbilled revenues, income taxes and postretirement benefits other than pensions.







ARTHUR ANDERSEN & CO.

New York, N.Y.
February 1, 1994

                                -27-
