Form 10-K, Exhibit 13
period 1994-12-31
OHIO EDISON CO
filed 1995-03-21
CIK 73960

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Ohio Edison Company:

               We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Ohio Edison
Company (an Ohio corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, retained earnings, capital stock and other paid-in capital, cash flows and taxes for each of the three years in the period ended
December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

               In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio Edison Company and subsidiaries as of December 31, 1994 and
1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

               As discussed in Notes 1 and 2 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for unbilled revenues, income taxes and postretirement benefits other than pensions.





ARTHUR ANDERSEN LLP

Cleveland, Ohio
February 3, 1995







                                      - 1 -

                   MANAGEMENT'S DISCUSSION AND
                ANALYSIS OF RESULTS OF OPERATIONS
                     AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

     We accomplished a great deal in 1994 as we continued preparing for the significant changes expected to take place in the electric utility industry.

     For the second straight year, the Companies achieved record retail sales. This accomplishment, in combination with our aggressive cost control efforts, raised earnings on common stock to $1.97 per share in 1994 compared to $1.82 a year earlier. The 1993 amount, up from $1.70 per share in 1992, excludes nonrecurring charges of $1.43 per share, which included a $276,578,000 after-tax write-off of Perry Unit 2, the expected resolution of fuel cost recovery issues in Pennsylvania and certain costs associated with our Performance Initiatives program. The effect of the write-off was partially offset by a $58,201,000 credit from the cumulative effect of a change in accounting to accrue metered but unbilled revenue (see Note 2).

     Our ongoing commitment to cost control is producing good results. Although total revenues dropped slightly in 1994, lower operation and maintenance expenses pushed operating income to its highest level in our history. A review of the work we do was an integral part of the Performance Initiatives program that began in 1993. As a result of this review, efficiencies were identified and the workforce has been reduced by 812 employees since the beginning of 1994 through voluntary retirements, layoffs and normal attrition. This 14% reduction is expected to produce annual savings of at least $40,000,000.

     Operating revenues decreased 0.1% from 1993 levels, which were 1.6% higher than 1992. The following table summarizes the sources of changes in operating revenues for 1994 and 1993 as compared to the previous year:

                                             1994       1993
                                            ------     ------
                                              (In millions)

  Change in retail kilowatt-hour sales      $  2.4     $ 95.9
  Change in average retail electric price    ( 3.1)     (37.8)
  Sales to utilities                           2.2      (17.0)
  Other                                       (3.2)      (3.5)
                                            ------     ------
  Net Increase (Decrease)                   $ (1.7)    $ 37.6
                                            ======     ======

     An improving local economy helped us achieve record retail sales of 25.1 billion kilowatt-hours in 1994, which occurred despite milder weather conditions during the second half of the year as compared to 1993. More importantly, we added more than 13,100 new retail customers in 1994 after gaining approximately 14,500 customers the previous year. Commercial sales rose 1.4% in 1994, which follows a 4.7% gain in the previous year. Residential sales fell slightly in 1994 after posting a healthy 7.2% increase in 1993. Industrial sales were also down slightly in 1994 because of reduced production (until mid-1995) by a major steel customer

                               - 2 -
that is modernizing its facilities. Sales to all other industrial customers were up 3.5% for the year, following a 1.3% increase in 1993. Reduced demand for bulk power and capacity constraints reduced our opportunity sales to other utilities in 1994 and 1993, falling 18.2% and 11.7%, respectively. As a result of these factors, total kilowatt-hour sales were down 3.9% compared with sales in 1993, which were up slightly over 1992.

     Because of lower total kilowatt-hour sales, we spent 3.4% less on fuel and purchased power in 1994. However, we experienced higher nuclear expenses in 1994 and 1993 mainly due to corrective maintenance work at the Perry Plant. Due to mechanical failures and an extended refueling outage in 1994, Perry's availability was below expected levels during both years. The plant's operator has developed a comprehensive plan that is expected to improve Perry's performance. A major portion of the corrective action plan was completed during the 1994 outage, and the remainder will be implemented during Perry's next refueling, which is scheduled for early 1996. The plant returned to service on August 14, 1994, and ran continuously for the remainder of the year.

     Our other operating costs were down markedly in 1994 compared with the two previous years. Costs in 1993 included a one-time $39,000,000 charge related to the Performance Initiatives program. Both 1994 and 1993 include higher expenses associated with the January 1, 1993, adoption of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." These comparative increases were partially offset in 1993 by the previous year's additional provision for uncollectible accounts. Our cost-containment efforts resulting from the initiatives also contributed to lower operation and maintenance expenses in 1994.

     Lower general taxes in 1994 resulted primarily from property taxes recognized in 1993 related to prior years. Penn Power provided an $8,728,000 reserve for deferred postretirement benefit costs (see Note 1) in 1994, which was responsible for the majority of the change in net amortization of regulatory assets compared to 1993. The change between 1993 and 1992 was due to the deferral of incremental costs resulting from the adoption of SFAS No. 106 and the amortization of regulatory liabilities.

     Other income was lower in 1994 than in 1993 because of a change in accounting for interest income from the Employee Stock Ownership Plan Trust (see Note 1). The effect of this accounting change on other income was partially offset by increased income from other investments. These include deposits by OES Finance as collateral for reimbursement obligations relating to certain letters of credit supporting our obligations to lessors under the Beaver Valley 2 sale and leaseback arrangements (see Note 4). The decrease in 1993 resulted from 1992's amortization of investment tax credits associated with disallowed Perry Unit 1 and Beaver Valley Unit 2 construction costs (see Note 1).

     The electric utility industry is subject to the same inflationary pressures as those experienced by other industries. To the extent that we incur additional costs or receive benefits resulting from the effects of inflation, those effects are generally reflected in our electric rates through the traditional rate making process.


                               - 3 -
CAPITAL RESOURCES AND LIQUIDITY

     Over the past decade, we have improved our financial position significantly. Because of higher revenues and aggressive cost controls, cash generated from operations was 42% higher in 1994 than it was ten years ago. By the end of 1994, we were serving about 104,000 more customers than at the end of 1984, with approximately 2,400 fewer employees. In 1984, our customer-employee ratio was 129 to 1. That ratio has improved significantly over the years, standing at 210 customers per employee at the end of 1994. In addition, capital expenditures have dropped significantly during that period. Expenditures in 1994 were less than one-third of what they were in 1984, and annual depreciation charges have exceeded property additions since the end of 1987.

     We have also taken advantage of opportunities in the financial markets to reduce our embedded capital costs during the past decade. Through refinancing activities, we have reduced the average cost of outstanding debt from 11.04% at the end of 1984 to 8.17% at the end of 1994. Also, the cost of outstanding preferred and preference stock was reduced from 9.87% at the end of 1984 to 7.15% at the end of 1994. As a result of these actions, we have improved our financial position. For example, we have enhanced our coverage ratios and the percentage of common equity to total capitalization. Our indenture ratio, which is used to determine the ability to issue first mortgage bonds, improved from 3.18 at the end of 1984 to 5.34 at the end of 1994. Over the same period, our charter ratio, a measure of the ability to issue preferred stock, improved from 1.72 to 2.11, and, our common equity percentage of capitalization rose from approximately 33% at the end of 1984 to about 40% at the end of 1994.

     At the end of 1994, we had the capability to issue
$1,461,000,000 principal amount of first mortgage bonds and $1,089,000,000 of preferred stock. However, our projections for 1995 indicate no need to issue new long-term securities during the year.

     We had about $23,000,000 of cash and temporary investments and $175,000,000 of short-term indebtedness on December 31, 1994. OES Fuel had approximately $30,000,000 of unused borrowing capability at the end of 1994 that was available for reloan to the Company. We also had $55,000,000 of unused short-term bank lines of credit, and $72,000,000 of bank facilities that provide for borrowings on a short-term basis at the banks' discretion. OES Capital had approximately $15,000,000 of unused, short-term borrowing capability on December 31, 1994.

     During the past five years, we spent approximately $1,100,000,000 on our construction programs (excluding nuclear fuel). During that period, the Employee Stock Ownership Plan Trust was also funded with $200,000,000. We estimate our construction programs and capital lease requirements for the period 1995-1999 to be about $800,000,000 (excluding nuclear fuel), of which approximately $180,000,000 applies to 1995. We also have cash requirements of approximately $1,301,000,000 for the 1995-1999 period to meet maturities of, and sinking fund requirements for, long-term debt and preferred stock. Of that amount, approximately $227,000,000 applies to 1995.



                               - 4 -
     Investments for additional nuclear fuel during the 1995-1999 period are estimated to be approximately $172,000,000, of which about $30,000,000 applies to 1995. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $225,000,000 and $56,000,000, respectively, as the nuclear fuel is consumed. Also, we have operating lease commitments of approximately $575,000,000 for the 1995-1999 period, of which approximately $106,000,000 relates to 1995. We recover the cost of nuclear fuel consumed and operating leases through our electric rates.

     Reference is made to Note 1 for a discussion of regulatory assets. Although the recoverable amounts are significant, about 83% of these deferred costs are already reflected in our rates, and are being recovered over approximately 22 years. Recovery of the remaining amounts will be requested in a future rate proceeding.

     The Central Area Power Coordination Group (CAPCO) companies filed suit against Westinghouse Electric Corporation in 1991, alleging that six steam generators supplied by Westinghouse for the Beaver Valley Plant are defective and that replacement could be required earlier than the 40-year design life. A federal court rejected the claims of the CAPCO companies in December 1994, after a three-month trial. The CAPCO companies have appealed the verdict. The plant's operator has no current plans to replace the steam generators and is evaluating the feasibility of applying new technologies to repair the generators. If the generators need to be replaced and the companies decide to do so, the capital costs to the CAPCO companies could range from $100,000,000 to $150,000,000 per unit. That estimate is based upon costs other utilities have experienced. We have a 52.5% interest in Beaver Valley Unit 1 and a 41.88% interest in Unit 2.

OUTLOOK

     We will be facing many competitive challenges in the years ahead as the electric utility industry becomes more deregulated and more energy suppliers enter the marketplace. Retail wheeling, which would allow retail customers to purchase electricity from other energy producers, would be one of those challenges if legislators choose to move in that direction. In any event, changing market forces make it imperative that we continue to find ways to reduce costs, increase revenues and enhance shareholder value. The Company's Rate Stabilization and Service Area Development Program will help respond to these market forces by freezing base electric rates at 1990 levels until at least 1997, absent any significant changes in regulatory, environmental or tax requirements. In addition, we have a corporate goal of extending the rate freeze until the year 2000.

     Effective operation of the nuclear facilities we jointly own will also help meet these competitive challenges. Proper planning to eventually decommission those facilities is also important to our competitive position. Beginning in 1995, we plan to increase our annual funding of the decommissioning obligation. Also, the staff of the Securities and Exchange Commission (SEC) has raised questions regarding the recognition, measurement and classification of decommissioning costs in the financial statements of electric utilities. Any future SEC actions are uncertain at this time (see
Note 1).


                               - 5 -
     The Clean Air Act Amendments of 1990, discussed in Note 7, require significant reductions of sulfur dioxide and nitrogen oxides from our coal-fired generating units by 1995 and additional emission reductions by 2000. We are well-positioned to meet the 1995 requirements at minimal costs, and we are pursuing cost-effective compliance strategies for meeting the reduction requirements that begin in 2000.

     Through the Performance Initiatives program, we have identified substantial savings that will better position us to successfully compete in the future. In addition, the program ensures that an economic value added-based justification will be required for capital expenditures. We are also conducting studies to identify other opportunities to increase revenues and operating efficiency. The focus of the entire organization is to improve our competitive position in order to maximize the value of our shareholders' investment in the Company.












































                                                         OHIO EDISON COMPANY

                                                       SELECTED FINANCIAL DATA

                                                     1994          1993          1992          1991          1990
- ---------------------------------------------------------------------------------------------------------------------
                                                               (In thousands, except per share amounts)
Operating Revenues                                $2,368,191    $2,369,940    $2,332,378    $2,358,946    $2,240,646
                                                  ------------------------------------------------------------------
Operating Income                                    $557,254      $525,330      $522,115      $550,452      $510,279
                                                  ------------------------------------------------------------------
Net Income                                          $303,531      $ 82,724      $276,986      $264,823      $281,676
                                                  ------------------------------------------------------------------
Earnings on Common Stock                            $281,852      $ 59,017      $253,060      $240,069      $254,048
                                                  ------------------------------------------------------------------
Earnings per Share of Common Stock                     $1.97         $0.39         $1.70         $1.60         $1.67
Dividends Declared per Share of Common Stock           $1.50         $1.50         $1.50         $1.50         $1.73
                                                  ------------------------------------------------------------------
Total Assets                                      $8,993,964    $8,918,267    $7,830,026    $7,812,345    $7,841,621
                                                  ------------------------------------------------------------------
Capitalization at December 31:
  Common Stockholders' Equity                     $2,317,197    $2,243,292    $2,408,164    $2,371,946    $2,545,159
  Preferred and Preference Stock:
    Not Subject to Mandatory Redemption              328,240       328,240       354,240       354,240       354,240
    Subject to Mandatory Redemption                   40,000        45,500        59,862        65,582        62,822
  Long-Term Debt                                   3,166,593     3,039,263     3,121,647     3,243,167     3,105,248
                                                  ------------------------------------------------------------------
      Total Capitalization                        $5,852,030    $5,656,295    $5,943,913    $6,034,935    $6,067,469
                                                  ------------------------------------------------------------------

                                  COMMON STOCK DATA

    The Company's Common Stock is listed on the New York and Chicago stock exchanges and is traded on other registered exchanges.

PRICE RANGE OF COMMON STOCK                     1994                 1993
- ----------------------------                    ----                 ----
First Quarter High-Low                    22-3/4    18-7/8     25-3/8    22-1/8
                                          -------------------------------------
Second Quarter High-Low                   19-1/4    16-1/2     26        22-3/4
                                          -------------------------------------
Third Quarter High-Low                    19-5/8    17-1/2     25-7/8    24-3/8
                                          -------------------------------------
Fourth Quarter High-Low                   19-1/4    17-7/8     25-1/4    21
                                          -------------------------------------
Yearly High-Low                           22-3/4    16-1/2     26        21
                                          -------------------------------------

   Prices are based on reports published in The Wall Street Journal for
                                            -----------------------
 New York Stock Exchange Composite Transactions.

                                                                 - 7 -

    CLASSIFICATION OF HOLDERS OF COMMON STOCK AS OF DECEMBER 31, 1994

                               Holders of Record       Shares Held
                                Number      %          Number       %
                               -------    -------     --------   -------
Individuals                    121,289      82.87    53,849,390   35.30
Fiduciaries                     23,167      15.83     9,510,404    6.23
Nominees                            68        .05    87,448,432   57.32
All Others                       1,834       1.25     1,761,211    1.15
                               ----------------------------------------
  Total                        146,358     100.00   152,569,437  100.00
                               ----------------------------------------

As of January 31, 1995, there were 145,578 holders of 152,569,437 shares of the Company's Common Stock. Quarterly dividends of 37.5 cents per share were paid on the Company's Common Stock during 1994 and 1993. Information regarding retained earnings available for payment of cash dividends is given in Note 5A.


                                                          OHIO EDISON COMPANY

                                                     CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,                                      1994          1993          1992
- --------------------------------------------------------------------------------------------------------
                                                                (In thousands, except per share amounts)
OPERATING REVENUES                                                  $2,368,191    $2,369,940   $2,332,378
                                                                    ----------    ----------   ----------
OPERATING EXPENSES AND TAXES:
  Fuel and purchased power                                             440,936       456,494      463,599
  Nuclear operating costs                                              304,716       290,321      274,719
  Other operating costs                                                427,133       474,241      440,425
                                                                    ----------    ----------   ----------
    Total operation and maintenance expenses                         1,172,785     1,221,056    1,178,743
  Provision for depreciation                                           220,502       217,980      223,497
  General taxes                                                        237,020       245,554      229,332
  Amortization (deferral) of net regulatory assets                        (884)       (6,753)      18,333
  Income taxes                                                         181,514       166,773      160,358
                                                                    ----------    ----------   ----------
    Total operating expenses and taxes                               1,810,937     1,844,610    1,810,263
                                                                    ----------    ----------   ----------
OPERATING INCOME                                                       557,254       525,330      522,115
                                                                    ----------    ----------   ----------
OTHER INCOME AND EXPENSE:
  Perry Unit 2 termination (Note 3)                                        -        (390,835)         -
  Income tax benefit from Perry Unit 2 termination                         -         142,092          -
  Other                                                                 16,459        19,921       36,283
                                                                    ----------    ----------   ----------
    Total other income (expense)                                        16,459      (228,822)      36,283
                                                                    ----------    ----------   ----------
TOTAL INCOME                                                           573,713       296,508      558,398
                                                                    ----------    ----------   ----------
NET INTEREST AND OTHER CHARGES:
  Interest on long-term debt                                           259,554       262,861      275,835
  Deferred nuclear unit interest                                        (8,511)       (8,518)      (8,392)
  Allowance for borrowed funds used during
   construction and capitalized interest                                (5,156)       (4,666)      (6,488)
  Other interest expense                                                18,931        16,445       13,958
  Subsidiary's preferred stock dividend requirements                     5,364         5,863        6,499
                                                                    ----------    ----------   ----------
    Net interest and other charges                                     270,182       271,985      281,412
                                                                    ----------    ----------   ----------
INCOME BEFORE CUMULATIVE EFFECT OF A
  CHANGE IN ACCOUNTING                                                 303,531        24,523      276,986
Cumulative effect to January 1, 1993 of a change
  in accounting for unbilled revenues (net of
  income taxes of $33,632,000) (Note 2)                                    -          58,201          -
                                                                    ----------    ----------   ----------
NET INCOME                                                             303,531        82,724      276,986


                                                                 - 9 -
PREFERRED AND PREFERENCE STOCK DIVIDEND
  REQUIREMENTS                                                          21,679        23,707       23,926
                                                                    ----------    ----------   ----------
EARNINGS ON COMMON STOCK                                            $  281,852    $   59,017   $  253,060
                                                                    ==========    ==========   ==========
EARNINGS PER SHARE OF COMMON STOCK:
  Before cumulative effect of a change in accounting                     $1.97         $ .01        $1.70
  Cumulative effect to January 1, 1993 of a change
    in accounting for unbilled revenues (Note 2)                            -            .38           -
                                                                         -----         -----        -----
EARNINGS PER SHARE OF COMMON STOCK                                       $1.97         $ .39        $1.70
                                                                         =====         =====        =====
DIVIDENDS DECLARED PER SHARE OF COMMON STOCK                             $1.50         $1.50        $1.50
                                                                         =====         =====        =====

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                     OHIO EDISON COMPANY

                                                 CONSOLIDATED BALANCE SHEETS
At December 31,                                                          1994          1993
- -----------------------------------------------------------------------------------------------
                                                                         (In thousands)
                      ASSETS
UTILITY PLANT:
  In service, at original cost                                        $8,518,050    $8,380,430
  Less--Accumulated provision for depreciation                         2,910,587     2,732,527
                                                                      ----------    ----------
                                                                       5,607,463     5,647,903
                                                                      ----------    ----------
  Construction work in progress--
    Electric plant                                                       174,970       182,894
    Nuclear fuel                                                          52,470        46,879
                                                                      ----------    ----------
                                                                         227,440       229,773
                                                                      ----------    ----------
                                                                       5,834,903     5,877,676
                                                                      ----------    ----------
OTHER PROPERTY AND INVESTMENTS:
  Letter of credit collateralization (Note 4)                            277,763          -
  Other                                                                  197,546       181,815
                                                                      ----------    ----------
                                                                         475,309       181,815
                                                                      ----------    ----------
CURRENT ASSETS:
  Cash and cash equivalents                                               23,291       159,690
  Receivables--
    Customers (less accumulated provisions of
      $2,517,000 and $6,907,000, respectively,
      for uncollectible accounts)                                        254,515       298,913
    Other                                                                 54,713        42,428
  Materials and supplies, at average cost--
    Fuel                                                                  40,528        41,513
    Other                                                                 81,809        87,689
  Prepayments                                                             71,836        72,889
                                                                      ----------    ----------
                                                                         526,692       703,122
                                                                      ----------    ----------
DEFERRED CHARGES:
  Regulatory assets                                                    2,005,333     1,993,795
  Unamortized sale and leaseback costs                                   106,883       110,656
  Other                                                                   44,844        51,203
                                                                      ----------    ----------
                                                                       2,157,060     2,155,654
                                                                      ----------    ----------
                                                                      $8,993,964    $8,918,267
                                                                      ==========    ==========


                                                                 - 11 -
                CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
  Common stockholders' equity                                         $2,317,197    $2,243,292
  Preferred stock--
    Not subject to mandatory redemption                                  277,335       277,335
    Subject to mandatory redemption                                       25,000        25,000
  Preferred stock of consolidated subsidiary--
    Not subject to mandatory redemption                                   50,905        50,905
    Subject to mandatory redemption                                       15,000        20,500
  Long-term debt                                                       3,166,593     3,039,263
                                                                      ----------    ----------
                                                                       5,852,030     5,656,295
                                                                      ----------    ----------
CURRENT LIABILITIES:
  Currently payable preferred stock and long-term debt                   227,496       444,170
  Short-term borrowings (Note 6)                                         174,642       104,126
  Accounts payable                                                       100,884       127,895
  Accrued taxes                                                          140,629       107,687
  Accrued interest                                                        65,743        72,667
  Other                                                                  152,856       141,251
                                                                      ----------    ----------
                                                                         862,250       997,796
                                                                      ----------    ----------
DEFERRED CREDITS:
  Accumulated deferred income taxes                                    1,799,324     1,798,551
  Accumulated deferred investment tax credits                            223,827       231,863
  Property taxes                                                         106,458       101,182
  Other                                                                  150,075       132,580
                                                                      ----------    ----------
                                                                       2,279,684     2,264,176
                                                                      ----------    ----------
COMMITMENTS, GUARANTEES AND CONTINGENCIES
  (Notes 4 and 7)                                                     ----------    ----------
                                                                      $8,993,964    $8,918,267
                                                                      ==========    ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

                                                       OHIO EDISON COMPANY
                                             CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the Years Ended December 31,                        1994        1993        1992
- -------------------------------------------------------------------------------------
                                                               (In thousands)
Balance at beginning of year                          $322,821    $490,564   $462,087
Net income                                             303,531      82,724    276,986
Tax benefit from ESOP dividends                            -         5,256      5,592
                                                      --------    --------   --------
                                                       626,352     578,544    744,665
- -------------------------------------------------------------------------------------
Cash dividends on preferred and
  preference stock                                      21,926      23,275     23,874
Cash dividends on common stock                         214,826     228,855    228,855
Premium on redemption of preferred stock                   -         3,593      1,372
                                                      --------    --------   --------
                                                       236,752     255,723    254,101
                                                      --------    --------   --------
Balance at end of year (Note 5A)                      $389,600    $322,821   $490,564
- -------------------------------------------------------------------------------------


                              CONSOLIDATED STATEMENTS OF CAPITAL STOCK AND OTHER PAID-IN CAPITAL

                                                                                       Preferred and Preference Stock
                                                                                  ------------------------------------------
                                                                                    Not Subject to          Subject to
                                     Common Stock                                 Mandatory Redemption  Mandatory Redemption
                                ------------------------           Unallocated    ------------------------------------------
                                                           Other      ESOP                    Par or                Par or
                                  Number         Par      Paid-In    Common        Number     Stated    Number      Stated
                                 of Shares      Value     Capital     Stock       of Shares   Value    of Shares    Value
                                -----------   ----------  --------  ----------    ---------   ------   ---------    -------
Balance, January 1, 1992        152,569,437   $1,373,125  $731,793  $(195,059)    3,542,399  $354,240   636,216     $70,102
  Allocation of ESOP Shares                                             7,741
  Sale of 7.625% Preferred Stock                                                                        150,000      15,000
  Redemptions--
      $102.50  Series                                                                                    (1,800)     (1,800)
        8.24%  Series                                                                                    (5,000)       (500)
       11.00%  Series                                                                                    (8,000)       (800)
       15.00%  Series                                                                                   (54,400)     (5,440)
       10.50%  Series                                                                                  (100,000)    (10,000)
       11.50%  Series                                                                                   (15,000)     (1,500)
       13.00%  Series                                                                                   (10,000)     (1,000)
- ----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992      152,569,437    1,373,125   731,793   (187,318)    3,542,399   354,240   592,016      64,062
  Allocation of ESOP Shares                                             6,799
  Sale of 7.75% Class A
    Preferred Stock                                         (3,361)               4,000,000   100,000
  Sale of 7.75% Preferred Stock                               (345)                 250,000    25,000

                                                                 - 13 -
  Redemptions--
      $102.50  Series                                         (216)                                      (5,400)     (5,400)
        8.24%  Series                                                                                   (45,000)     (4,500)
        8.48%  Series                                           (6)                 (80,000)   (8,000)
        8.64%  Series                                                              (400,000)  (40,000)
        9.12%  Series                                                              (450,000)  (45,000)
        9.16%  eries                                                                (80,000)   (8,000)
       11.00%  Series                                                                                    (8,000)       (800)
       11.50%  Series                                                                                   (60,000)     (6,000)
       13.00%  Series                                                                                   (10,000)     (1,000)
- ----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993      152,569,437    1,373,125   727,865   (180,519)    6,782,399   378,240   463,616      46,362
  Minimum liability for unfunded
   retirement benefits                                      (3,053)
  Allocation of ESOP Shares                                     36     10,143
  Redemptions--
       Market Auction Series                                                       (500,000)  (50,000)
       11.00%  Series                                                                                    (3,616)       (362)
       13.00%  Series                                                                                   (60,000)     (6,000)
- ----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994      152,569,437   $1,373,125  $724,848  $(170,376)    6,282,399  $328,240   400,000     $40,000
============================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                                       OHIO EDISON COMPANY
                                             CONSOLIDATED STATEMENTS OF CAPITALIZATION
At December 31,                                                                                    1994         1993
- ------------------------------------------------------------------------------------------------------------------------
                                                                             (In thousands, except per share amounts)
COMMON STOCKHOLDERS' EQUITY:
  Common stock, $9 par value, authorized 175,000,000 shares-
      l52,569,437 shares outstanding                                                            $1,373,125    $1,373,125
  Other paid-in capital                                                                            724,848       727,865
  Retained earnings (Note 5A)                                                                      389,600       322,821
  Unallocated employee stock ownership plan common stock-
    9,076,489 and 9,608,739 shares, respectively (Note 5B)                                        (170,376)     (180,519)
                                                                                                ----------    ----------
      Total common stockholders' equity                                                          2,317,197     2,243,292
                                                                                                ----------    ----------
                                                 Number of Shares             Optional
                                                    Outstanding           Redemption Price
                                                 ----------------       ---------------------
                                                 1994        1993       Per Share   Aggregate
PREFERRED STOCK (Note 5C):
Cumulative, $100 par value-
Authorized 6,000,000 shares
  Not Subject to Mandatory Redemption:
    3.85%                                         --        500,000     $   --       $    --           --         50,000
    3.90%                                      152,510      152,510      103.63        15,804       15,251        15,251
    4.40%                                      176,280      176,280      108.00        19,038       17,628        17,628
    4.44%                                      136,560      136,560      103.50        14,134       13,656        13,656
    4.56%                                      144,300      144,300      103.38        14,917       14,430        14,430
    7.24%                                      363,700      363,700      101.98        37,090       36,370        36,370
    7.36%                                      350,000      350,000      101.74        35,609       35,000        35,000
    8.20%                                      450,000      450,000      102.07        45,932       45,000        45,000
    Optional Redemption-February 1994                                                                  --        (50,000)
                                             ---------    ---------                  --------    ---------    ----------
                                             1,773,350    2,273,350                   182,524      177,335       177,335
Cumulative, $25 par value-
Authorized 8,000,000 shares
  Not Subject to Mandatory Redemption:
    7.75%                                    4,000,000    4,000,000       25.00       100,000      100,000       100,000
                                             ---------    ---------                  --------    ---------    ----------
      Total not subject to
      mandatory redemption                   5,773,350    6,273,350                  $282,524      277,335       277,335
                                             =========    =========                  ========    ---------    ----------
Cumulative, $100 par value-
  Subject to Mandatory Redemption (Note 5D):
    8.45%                                      250,000      250,000                                 25,000        25,000
                                             =========    =========                              ---------    ----------




                                                                  - 15 -
PREFERRED STOCK OF CONSOLIDATED
 SUBSIDIARY (Note 5C):
Cumulative, $100 par value-
Authorized 1,200,000 shares
  Not Subject to Mandatory Redemption:
    4.24%                                       40,000       40,000     $103.13      $    4,125         4,000          4,000
    4.25%                                       41,049       41,049      105.00           4,310         4,105          4,105
    4.64%                                       60,000       60,000      102.98           6,179         6,000          6,000
    7.64%                                       60,000       60,000      101.42           6,085         6,000          6,000
    7.75%                                      250,000      250,000      100.00          25,000        25,000         25,000
    8.00%                                       58,000       58,000      102.07           5,920         5,800          5,800
                                             ---------    ---------                  ----------    ----------     ----------
      Total not subject to mandatory
      redemption                               509,049      509,049                  $   51,619        50,905         50,905
                                             =========    =========                  ==========    ----------     ----------
  Subject to Mandatory Redemption (Note 5D):
      7.625%                                   150,000      150,000     $107.63      $   16,144        15,000         15,000
     11.00%                                       --          3,616        --              --            --              362
     13.00%                                       --         60,000        --              --            --            6,000
     Redemption within one year                                                                          --             (862)
                                            ----------    ---------                  ----------    ----------     ----------
        Total subject to mandatory
        redemption                             150,000      213,616                  $   16,144        15,000         20,500
                                            ==========    =========                  ==========    ----------     ----------

                                                       OHIO EDISON COMPANY
                                             CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont'd)
At December 31,                   1994       1993                                 1994       1993       1994         1993
- ---------------------------------------------------------------------------------------------------------------------------
                                                          (In thousands)
LONG-TERM DEBT (Note 5E):
First mortgage bonds:
  Ohio Edison Company-                               Pennsylvania Power Company-
    8.800%  due 1994-96             --       27,600      9.000%  due 1996        50,000     50,000
   13.430%  due 1994                --       30,000      9.740%  due 1999-2019   20,000     20,000
   12.740%  due 1995              30,000     30,000      7.500%  due 2003        40,000     40,000
    8.500%  due 1996             150,000    150,000      6.375%  due 2004        50,000     50,000
    8.750%  due 1998             150,000    150,000      6.625%  due 2004        20,000     20,000
    6.875%  due 1999             150,000    150,000      8.500%  due 2022        50,000     50,000
    6.375%  due 2000              80,000     80,000      7.625%  due 2023        40,000     40,000
                                                                                -------    -------
    7.375%  due 2002             120,000    120,000
    7.500%  due 2002              34,265     34,265
    8.250%  due 2002             125,000    125,000
    8.625%  due 2003             150,000    150,000
    6.875%  due 2005              80,000     80,000
    9.750%  due 2019              35,300    150,000
    8.750%  due 2022             100,000    100,000
    7.625%  due 2023              75,000     75,000
    7.875%  due 2023             100,000    100,000
                               ---------  ---------
  Total first mortgage bonds   1,379,565  1,551,865                             270,000    270,000    1,649,565    1,821,865
                               ---------  ---------                             -------    -------    ---------    ---------
Secured notes:
  Ohio Edison Company-                               Pennsylvania Power Company-
    9.345%  due 1994                --       50,000      4.750%  due 1998           850        850
    8.380%  due 1996              53,718     87,987      6.080%  due 2000        23,000     23,000
    7.930%  due 2002              77,997       --        5.400%  due 2013         1,000      1,000
    7.680%  due 2005             200,000       --       12.000%  due 2014           --      12,700
    9.200%  due 2014                --       50,000      8.125%  due 2015        14,250     14,250
   10.500%  due 2015              60,000     60,000      5.400%  due 2017        10,600     10,600
   10.625%  due 2015              40,000     40,000      7.150%  due 2017        17,925     17,925
    7.450%  due 2016              47,725     47,725      5.900%  due 2018        16,800     16,800
    7.100%  due 2018              26,000     26,000      8.100%  due 2018        10,300     10,300
    7.000%  due 2021              69,500     69,500      8.100%  due 2020         5,200      5,200
    7.150%  due 2021                 443        443      7.150%  due 2021        14,482     14,482
    7.625%  due 2023              50,000     50,000      6.150%  due 2023        12,700       --
    8.100%  due 2023              30,000     30,000      6.450%  due 2027        14,500     14,500
    7.750%  due 2024             108,000    108,000      5.450%  due 2028         6,950      6,950
    5.625%  due 2029              50,000     50,000      5.950%  due 2029           238        238
                                                                                -------    -------
    5.950%  due 2029              56,212     56,212
    5.450%  due 2033              14,800     14,800
                                --------   --------
                                 884,395    740,667                             148,795    148,795    1,033,190      889,462
                                --------   --------                             -------    -------

                                                                  - 17 -
  OES Fuel-
    5.72% weighted average
    interest rate                                                                                       124,984      131,611
                                                                                                     ----------   ----------
  Total secured notes                                                                                 1,158,174    1,021,073
                                                                                                     ----------   ----------
Unsecured notes:
  Ohio Edison Company-
    9.440%  due 1995              75,000     75,000
    7.380%  due 1997             100,000    100,000
    8.635%  due 1997              50,000     50,000
    4.900%  due 2012              50,000     50,000
    4.250%  due 2014              50,000     50,000
    3.450%  due 2015              50,000     50,000
    4.250%  due 2018              56,000     56,000
    4.750%  due 2018              57,100     57,100
    3.450%  due 2032              53,400     53,400
                                --------   --------
  Total unsecured notes          541,500    541,500                                                     541,500      541,500
                                --------   --------                                                  ----------   ----------
Capital lease obligations (Note 4)                                                                       54,180       59,312
                                                                                                     ----------   ----------
Net unamortized discount on debt                                                                         (9,330)     (11,179)
                                                                                                     ----------   ----------
Long-term debt due within one year                                                                     (227,496)    (393,308)
                                                                                                     ----------   ----------
  Total long-term debt                                                                                3,166,593    3,039,263
                                                                                                     ----------   ----------
TOTAL CAPITALIZATION                                                                                 $5,852,030   $5,656,295
============================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                       OHIO EDISON COMPANY
                                             CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,                                 1994         1993          1992
- ---------------------------------------------------------------------------------------------------
                                                                         (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                     $303,531     $ 82,724     $  276,986
Adjustments to reconcile net income to net
  cash from operating activities:
    Provision for depreciation                                  220,502      217,980        223,497
    Nuclear fuel and lease amortization                          72,141       59,858         85,419
    Deferred income taxes, net                                   21,156      (26,233)        18,221
    Investment tax credits, net                                  (8,036)      (8,345)       (17,857)
    Deferred revenue                                                -            -           19,517
    Allowance for equity funds used
      during construction                                        (5,277)      (4,257)        (3,025)
    Deferred fuel costs, net                                     (2,656)      (1,078)         5,130
    Perry Unit 2 termination                                        -        390,835            -
    Cumulative effect of a change in
      accounting for unbilled revenues                              -        (58,201)           -
    Other amortization, net                                       8,422        1,184          9,941
                                                               --------     --------     ----------
      Internal cash before dividends                            609,783      654,467        617,829
    Receivables                                                  32,113       (1,962)         2,278
    Materials and supplies                                        6,865       41,467        (14,889)
    Accounts payable                                            (18,261)       9,823        (19,986)
    Other                                                        64,564       19,088          4,727
                                                               --------     --------     ----------
      Net cash provided from operating activities               695,064      722,883        589,959
                                                               --------     --------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing--
    Preferred stock                                                 -        121,294         15,000
    Long-term debt                                              434,759      765,358        937,797
    Short-term borrowings, net                                   70,516          -           56,716
Redemptions and Repayments--
    Preferred and preference stock                               56,362      122,502         22,412
    Long-term debt                                              483,347      773,128      1,065,377
    Short-term borrowings, net                                      -         47,445            -
Dividend Payments--
    Common stock                                                216,782      224,943        234,188
    Preferred and preference stock                               21,483       20,926         23,786
                                                               --------     --------     ----------
      Net cash used for financing activities                    272,699      302,292        336,250
                                                               --------     --------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                              258,249      256,746        241,508
Letter of credit collateralization deposit                      277,763          -              -
Sale and leaseback restructuring fees                             1,507       10,417         37,654
Other                                                            21,245        7,950         14,133
                                                               --------     --------     ----------

                                                                 - 19 -
      Net cash used for investing activities                    558,764      275,113        293,295
                                                               --------     --------     ----------
Net increase (decrease) in cash and cash
  equivalents                                                  (136,399)     145,478        (39,586)
Cash and cash equivalents at beginning of year                  159,690       14,212         53,798
                                                               --------     --------     ----------
Cash and cash equivalents at end of year                       $ 23,291     $159,690     $   14,212
                                                               ========     ========     ==========
SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year--
  Interest (net of amounts capitalized)                        $267,319     $262,410     $  290,420
  Income taxes                                                  143,202       94,272        134,768

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                                    OHIO EDISON COMPANY
                                              CONSOLIDATED STATEMENTS OF TAXES
For the Years Ended December 31,                                   1994          1993          1992
                                                                            (In thousands)
GENERAL TAXES:
Real and personal property                                       $113,484      $124,709      $111,533
State gross receipts                                              100,996        97,348        94,415
Social security and unemployment                                   14,822        15,626        15,166
Other                                                               7,718         7,871         8,218
                                                                 --------      --------      --------
    Total general taxes                                          $237,020      $245,554      $229,332
                                                                 ========      ========      ========
PROVISION FOR INCOME TAXES:
Currently payable-
  Federal                                                        $161,219      $ 61,920      $132,712
  State                                                            14,547         5,544        14,331
                                                                 --------      --------      --------
                                                                  175,766        67,464       147,043
                                                                 --------      --------      --------
Deferred, net-
  Federal                                                          20,796           489        17,586
  State                                                               360         6,455           635
                                                                 --------      --------      --------
                                                                   21,156         6,944        18,221
                                                                 --------      --------      --------
Investment tax credits, net of amortization                        (8,036)       (8,345)      (17,857)
                                                                 --------      --------      --------
    Total provision for income taxes                             $188,886      $ 66,063      $147,407
                                                                 ========      ========      ========
INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income                                                 $181,514      $166,773      $160,358
Other income                                                        7,372      (134,342)      (12,951)
Cumulative effect of a change in accounting                           -          33,632           -
                                                                 --------      --------      --------
    Total provision for income taxes                             $188,886      $ 66,063      $147,407
                                                                 ========      ========      ========
RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes                    $492,417      $148,787      $424,393
                                                                 ========      ========      ========
Federal income tax expense at statutory rate                     $172,346      $ 52,075      $144,294
Increases (reductions) in taxes resulting from-
  Excess of book over tax depreciation                                -             -          19,741
  Amortization of investment tax credits                           (8,036)       (8,345)      (32,092)
  State income taxes net of federal income tax benefit              9,690         7,799         9,878
  Amortization of tax regulatory assets                            14,503        15,412           -
  Other, net                                                          383          (878)        5,586
                                                                 --------      --------      --------
    Total provision for income taxes                             $188,886      $ 66,063      $147,407
                                                                 ========      ========      ========

                                                                 - 21 -
SOURCES OF DEFERRED TAX EXPENSE:
Excess of tax over book depreciation, net                                                    $ 27,627
Difference between tax and book revenue, net                                                   (9,084)
Alternative minimum tax credits utilized                                                       12,467
Other, net                                                                                    (12,789)
                                                                                             --------
    Net deferred tax expense                                                                 $ 18,221
                                                                                             ========
ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Property basis differences                                     $1,024,737    $  972,501
Allowance for equity funds used during construction               278,172       282,525
Deferred nuclear expense                                          272,516       277,555
Customer receivables for future income taxes                      237,826       244,540
Deferred sale and leaseback costs                                  87,068        90,878
Unamortized investment tax credits                                (82,491)      (85,459)
Other                                                             (18,504)       16,011
                                                               ----------    ----------
    Net deferred income tax liability                          $1,799,324    $1,798,551
                                                               ==========    ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         The consolidated financial statements include Ohio Edison Company (Company) and its wholly owned subsidiaries, Pennsylvania Power Company (Penn Power), OES Capital, Incorporated (OES Capital), OES Finance, Incorporated (OES Finance) and OES Fuel, Incorporated (OES Fuel). All significant intercompany transactions have been eliminated. The Company and Penn Power (Companies) follow the accounting policies and practices prescribed by the Public Utilities Commission of Ohio (PUCO), the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission (FERC).

         REVENUES-

         The Companies' retail customers are metered on a cycle basis. Revenue was recognized for electric service based on meters read through the end of the year for years prior to 1993. Beginning in 1993, revenue is recognized to include unbilled sales through the end of the year (see Note 2).

         Receivables from customers include sales to residential, commercial and industrial customers located in the Companies' service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 1994 or 1993, with respect to any particular segment of the Companies' customers.

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

         UTILITY PLANT AND DEPRECIATION-

         Utility plant reflects the original cost of construction, including payroll and related costs such as taxes, employee benefits, administrative and general costs and financing costs
(allowance for funds used during construction).

         The Companies provide for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for electric plant was approximately 3.0% in 1994, 1993 and 1992.

         The Companies recognize approximately $5,000,000 annually (as depreciation expense) for future decommissioning costs applicable to their ownership and leasehold interests in three nuclear generating units. The Companies' share of the future obligation to decommission these units is approximately $388,000,000 in current dollars and (using a 2.8% escalation rate) approximately $865,000,000 in future dollars. The estimated obligation (based on site specific studies) and the escalation rate were developed using information obtained from consultants. Payments for decommissioning are expected to begin in 2016, when

                               - 23 -
actual decommissioning work begins. The Companies have recovered approximately $48,000,000 for decommissioning through their electric rates from customers through December 31, 1994; such amounts are reflected in the reserve for depreciation on the Consolidated Balance Sheet. If the actual costs of decommissioning the units exceed the accumulated amounts recovered from customers, the Companies expect that difference will be recoverable from their customers. The Companies have approximately $34,400,000 invested in external decommissioning trust funds as of December 31, 1994. Earnings on these funds are reinvested with a corresponding increase to the depreciation reserve. The Companies have also recognized an estimated liability of approximately $19,900,000 related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992. The Companies recover these costs through their respective energy rates.

         The staff of the Securities and Exchange Commission has raised questions regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in the financial statements of electric utilities. In response to these questions, the Financial Accounting Standards Board (FASB) has agreed to review the accounting for nuclear decommissioning costs. If current electric utility industry accounting practices for decommissioning are changed: (1) annual provisions for decommissioning could increase; (2) the full estimated cost for decommissioning could be recorded as a liability rather than as accumulated depreciation; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB's review is expected to be completed in 1995.

         COMMON OWNERSHIP OF GENERATING FACILITIES-

         The Companies and other Central Area Power Coordination Group (CAPCO) companies own, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Companies' portions of operating expenses associated with jointly owned facilities are included in the corresponding operating expenses on the
Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31,
1994, include the following:
                                                         Companies'
                   Utility    Accumulated  Construction  Ownership/
                    Plant    Provision for    Work in     Leasehold
Generating Units  in Service  Depreciation   Progress     Interest
- -------------------------------------------------------------------
                                  (In thousands)
W.H. Sammis #7   $  308,000  $    88,200      $ 3,300      68.80%
Bruce Mansfield
 #1,#2 and #3       762,800      335,000        9,600      50.68%
Beaver Valley
 #1 and #2        1,847,400      544,500        2,900      47.11%
Perry #1          1,623,000      281,700        4,300      35.24%
- -----------------------------------------------------------------
  Total          $4,541,200   $1,249,400      $20,100
- -----------------------------------------------------------------



                               - 24 -
      NUCLEAR FUEL-

      Nuclear fuel is recorded at original cost, which includes material, enrichment, fabrication and interest costs incurred prior to reactor load. The Companies amortize the cost of nuclear fuel based on the rate of consumption. The Companies' electric rates include amounts for the future disposal of spent nuclear fuel based upon the formula used to compute payments to the DOE.

      INCOME TAXES-

      Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits (ITC), which were deferred when utilized, are being amortized over the estimated life of the related property. ITC amortization in 1992 included $21,300,000 associated with portions of the Company's investments in Perry Unit 1 and Beaver Valley Unit 2 which are not recoverable from retail customers.

      The Companies adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," on January 1, 1993, which requires the liability method to be used to account for deferred income taxes. Under this standard, deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. The components of accumulated deferred income taxes as of December 31, 1994 and 1993, are disclosed on the Consolidated Statements of Taxes.

      RETIREMENT BENEFITS-

      The Companies' trusteed, noncontributory defined benefit pension plans cover almost all full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. The Companies use the projected unit credit method for funding purposes and were not required to make pension contributions during the three years ended December 31, 1994.

   The following sets forth the funded status of the plans and amounts recognized on the Consolidated Balance Sheets as of December 31:

















                               - 25 -


                                            1994         1993
- ---------------------------------------------------------------
                                             (In thousands)
Actuarial present value of benefit
 obligations:
  Vested benefits                         $483,850     $471,205
  Nonvested benefits                        27,312       28,180
- ---------------------------------------------------------------
Accumulated benefit obligation            $511,162     $499,385
===============================================================
Plan assets at fair value                 $719,310     $770,240
Actuarial present value of projected
 benefit obligation                        593,931      605,848
- ---------------------------------------------------------------
Plan assets in excess of projected
 benefit obligation                        125,379      164,392
Unrecognized net loss (gain)                 8,868       (6,743)
Unrecognized prior service cost             12,755       14,074
Unrecognized net transition asset          (49,775)     (57,719)
- ---------------------------------------------------------------
    Net pension asset                     $ 97,227     $114,004
===============================================================

      The assets of the plans consist primarily of common stocks, United States government bonds and corporate bonds. Net pension costs for the three years ended December 31, 1994, were computed as follows:

                                  1994        1993        1992
- ----------------------------------------------------------------
                                         (In thousands)
Service cost-benefits earned
  during the period            $ 15,159     $ 13,171    $ 13,278
Interest on projected benefit
  obligation                     45,299       42,723      40,291
Return on plan assets             8,344      (97,849)    (59,297)
Net deferral (amortization)     (89,324)      14,954     (22,378)
Voluntary early retirement
  program expense                37,299        6,014       7,289
- ----------------------------------------------------------------
    Net pension cost            $16,777     $(20,987)   $(20,817)
================================================================

      The assumed discount rate used in determining the actuarial present value of the projected benefit obligation was 8.5% in 1994, 7.5% in 1993 and 9% in 1992. The assumed rate of increase in future compensation levels used to measure this obligation was 4.5% in each year. Expected long-term rates of return on plan assets were assumed to be 10% in 1994 and 11% in 1993 and 1992.

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

      In 1993 the Companies adopted SFAS No. 106 "Employers'
Accounting for Postretirement Benefits Other Than Pensions," which

                               - 26 -
requires companies to recognize the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits. The Companies do not currently fund these future benefits. Costs paid by the Companies for retiree health care and life insurance benefits of $9,689,000 were charged to income in 1992.

      The following sets forth the accrued postretirement benefit cost on the Consolidated Balance Sheets as of December 31:

                                             1994       1993
- -----------------------------------------------------------------
                                             (In thousands)
Accumulated postretirement benefit
  obligation allocation:
    Retirees                               $165,386   $136,288
    Fully eligible active plan
     participants                            12,381     36,827
    Other active plan participants           77,599     67,597
                                           --------   --------
Accumulated postretirement benefit
 obligation                                 255,366    240,712
Unrecognized transition obligation         (183,196)  (193,374)
Unrecognized net loss                       (23,425)   (25,048)
                                           --------   --------
Accrued postretirement benefit cost        $ 48,745   $ 22,290
==================================================================

      Net periodic postretirement benefit costs for the years ended December 31, 1994 and 1993, were computed as follows:

                                                 1994       1993
- -----------------------------------------------------------------
                                                  (In thousands)
Service cost-benefits attributed to
 the period                                    $ 4,865    $ 3,929
Interest cost on accumulated benefit
 obligation                                     19,332     18,039
Amortization of transition obligation           10,178     10,178
Amortization of loss                               787       -
Voluntary early retirement program expense       2,815      1,533
                                              --------    -------
  Net periodic postretirement benefit cost      37,977     33,679
Benefits paid                                   11,522     11,389
                                              --------    -------
  Increase in accrued postretirement
   benefit cost                                $26,455    $22,290
=================================================================

      The health care trend rate assumption is 7.89% in the first year gradually decreasing to 3.5% for the year 2008 and later. The discount rates used to compute the accumulated postretirement benefit obligation in 1994 and 1993 were 8.5% and 7.5%, respectively. An increase in the health care trend rate assumption by one percentage point in all years would increase the accumulated postretirement benefit obligation by approximately $33,200,000 and the aggregate annual service and interest costs by approximately $3,700,000.



                               - 27 -
      The PUCO and PPUC have authorized the Companies to defer the incremental costs resulting from adopting SFAS No. 106 (compared to costs computed under the former accounting basis) for future recovery from their retail customers. Similar authorizations relating to other utilities regulated by the PPUC were appealed by the Office of Consumer Advocate to the Commonwealth Court of Pennsylvania. The Commonwealth Court has issued conflicting opinions and both cases have been appealed to the Pennsylvania Supreme Court. Due to the uncertainty resulting from these conflicting opinions, Penn Power provided a reserve in 1994 against the full amount deferred.

      EARNINGS PER SHARE OF COMMON STOCK-

      The American Institute of Certified Public Accountants issued its Statement of Position 93-6 (SOP) in late 1993, which changes generally accepted accounting principles relating to employee stock ownership plans (ESOP) for shares purchased after December 31, 1992. The Company's ESOP shares were purchased prior to that date, but the Company elected to adopt the SOP effective January 1, 1994. This change in accounting reduced net income by approximately $8,700,000 in 1994; the net effect to earnings per common share resulting from this change was an increase of six cents after eliminating unallocated ESOP shares from the computation.

      Earnings per share of common stock shown on the Consolidated Statements of Income for the three years ended December 31, 1994, were computed as follows:
                                   1994        1993     1992
- ---------------------------------------------------------------
                      (In thousands, except per share amounts)
Earnings:
  Income before cumulative
   effect                        $303,531   $ 24,523  $276,986
  Preferred and preference
    stock dividend requirements   (21,679)   (23,707)  (23,926)
  Tax benefit from employee
 stock ownership plan dividends      -          -        5,592
- ---------------------------------------------------------------
  Earnings before cumulative
    effect                        281,852        816   258,652
  Cumulative effect of a change
    in accounting                    -        58,201      -
- ---------------------------------------------------------------
  Earnings after cumulative
   effect                        $281,852   $ 59,017  $258,652
- ---------------------------------------------------------------
Shares:
  Weighted average number
    of common shares
    outstanding                   143,237    152,569   152,569
Earnings per share of
 Common Stock:
  Before cumulative effect of
    a change in accounting          $1.97       $.01     $1.70
  Cumulative effect of a change
   in accounting                       -         .38         -
- ---------------------------------------------------------------
Earnings per share of Common
 Stock                              $1.97       $.39     $1.70
===============================================================

                               - 28 -
      SUPPLEMENTAL CASH FLOWS INFORMATION-

      All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. The Companies reflect temporary cash investments at cost, which approximates their market value. Noncash financing and investing activities included capital lease transactions amounting to $3,613,000, $1,487,000 and $5,831,000 for the years 1994, 1993 and 1992, respectively. OES Fuel commercial paper transactions have initial maturity periods of three months or less, are reported net within financing activities under long-term debt and are reflected as long-term debt on the Consolidated Balance Sheets (see Note 5E).

      All borrowings with initial maturities of less than one year are defined as financial instruments under generally accepted accounting principles and are reported on the Consolidated Balance Sheets at cost which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and investments other than cash and cash equivalents as of December 31:

                                       1994            1993
- ----------------------------------------------------------------
                               Carrying  Fair   Carrying  Fair
                                Value   Value    Value   Value
                               -------- ------  -------- ------
                                         (In Millions)

  Long-term debt                $3,224  $3,062   $3,253  $3,451
  Preferred stock               $   40  $   38   $   46  $   48
  Investments other than cash
    and cash equivalents        $  320  $  317   $   37  $   37

The fair values of long-term debt and preferred stock reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Companies' ratings. The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. All of the Companies' financial instruments are for purposes other than trading.

      REGULATORY ASSETS-

      The Companies recognize, as regulatory assets, costs which the FERC, PUCO and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. Amounts shown below as being recovered currently would be recovered over approximately 22 years based upon amounts amortized during 1994. Amortization of the remaining assets, which are deferred for recovery in future rate proceedings, would increase revenues by less than 2% on an annual basis.


                               - 29 -
      Regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                             1994        1993
- ----------------------------------------------------------------
                                               (In thousands)
Currently being recovered through rates:
  Nuclear unit expenses                  $  503,625   $  519,533
  Customer receivables for future
    income taxes                            639,592      658,115
  Sale and leaseback costs                  242,033      252,625
  Property taxes                            106,458      101,182
  Loss on reacquired debt                    99,384      103,158
  DOE decommissioning and
    decontamination costs                    21,170       19,275
  Uncollectible customer accounts            44,368       13,425
  Other                                      15,669       12,987
- ----------------------------------------------------------------
                                          1,672,299    1,680,300
- ----------------------------------------------------------------
Not currently recovered through rates:
  Nuclear unit interest expense             267,913      259,402
  Employee postretirement benefit costs      27,055       16,456
  Perry Unit 2 termination                   38,066       37,637
- ----------------------------------------------------------------
                                            333,034      313,495
- ----------------------------------------------------------------
       Total                             $2,005,333   $1,993,795
================================================================

2.  CHANGE IN ACCOUNTING FOR UNBILLED REVENUES:

    On January 1, 1993, the Companies changed their accounting policies to recognize revenue relating to metered sales which remain unbilled at the end of the accounting period. This change was made to more closely match the Companies' revenues with the costs of services provided. The effect of this change increased net income for the year ended December 31, 1993 (before the cumulative effect from periods prior to 1993) by approximately $4,600,000 ($.03 per share of common stock). The cumulative effect to January 1, 1993 was $58,201,000 (net of $33,632,000 of income taxes) or $.38 per share. The reported results of operations for the year ended December 31, 1992, would not have been materially different if this new accounting policy had been in effect during that year.

3.  PERRY UNIT 2 TERMINATION:

    In December 1993, the Companies announced that they would not participate in further construction of Perry Unit 2 and abandoned Perry Unit 2 as a possible electric generating plant. The Company determined that recovery from customers of its Perry Unit 2 investment was not probable, resulting in a $366,377,000 write-off of its investment in 1993. Penn Power expects its Perry Unit 2 investment to be recoverable from its retail customers. However, due to the anticipated delay in commencement of recovery and taking into account the expected rate treatment, Penn Power recognized an impairment to its Perry Unit 2 investment of $24,458,000 in 1993. As a result, net income for the year ended December 31, 1993, was reduced by $248,743,000 ($1.63 per share of common stock).


                               - 30 -
4.  LEASES:

    The Companies lease a portion of their nuclear generating facilities, certain transmission facilities, computer equipment, office space and other property and equipment under cancelable and noncancelable leases.

    In 1987, the Company sold portions of its ownership interests in Perry Unit 1 and Beaver Valley Unit 2 and simultaneously entered into operating leases on the portions sold for basic lease terms of approximately 29 years. During the terms of the leases the Company continues to be responsible, to the extent of its combined ownership and leasehold interest, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The basic rental payments are adjusted when applicable federal tax law changes. The Company has the right, at the end of the respective basic lease terms, to renew the leases for up to two years. The Company also has the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities.

    OES Finance was established during the third quarter of 1994 for the sole purpose of maintaining deposits pledged as collateral to secure reimbursement obligations relating to certain letters of credit supporting the Company's obligations to lessors under the Beaver Valley Unit 2 sale and leaseback arrangements. The deposits pledged to the financial institution providing those letters of credit are the sole property of OES Finance. In the event of liquidation, OES Finance, as a separate corporate entity, would have to satisfy its obligations to creditors before any of its assets could be made available to the Company as sole owner of OES Finance common stock.

    Consistent with the regulatory treatment, the rental payments for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 1994, are summarized as follows:

                              1994         1993         1992
- --------------------------------------------------------------
                                       (In thousands)
Operating leases
  Interest element          $100,980     $ 96,804     $108,870
  Other                       14,530       15,418       13,308
Capital leases
  Interest element             7,483        7,896        8,354
  Other                        6,960        6,843        6,985
- --------------------------------------------------------------
Total rental payments       $129,953     $126,961     $137,517
==============================================================










                               - 31 -
    The future minimum lease payments as of December 31, 1994, are:

                                         Capital       Operating
                                         Leases         Leases
- ---------------------------------------------------------------
                                            (In thousands)
1995                                    $ 16,744     $  106,073
1996                                      15,076        108,501
1997                                      13,540        113,826
1998                                      12,434        120,741
1999                                      11,117        125,595
Years thereafter                         103,858      2,362,768
- ---------------------------------------------------------------
Total minimum lease payments             172,769     $2,937,504
                                                     ==========
Executory costs                           43,086
- ------------------------------------------------
Net minimum lease payments               129,683
Interest portion                          75,503
- ------------------------------------------------
Present value of net minimum
 lease payments                           54,180
Less current portion                       6,573
- ------------------------------------------------
Noncurrent portion                      $ 47,607
================================================

5.  CAPITALIZATION:

    (A) RETAINED EARNINGS-

    Under the Company's first mortgage indenture, the Company's consolidated retained earnings unrestricted for payment of cash dividends on the Company's common stock were $322,781,000 at December 31, 1994.

    (B) EMPLOYEE STOCK OWNERSHIP PLAN-

    The Companies fund the matching contribution for their 401(k) savings plan through an ESOP Trust. All full-time employees eligible for participation in the 401(k) savings plan are covered by the ESOP. The ESOP borrowed $200,000,000 from the Company and acquired 10,654,114 shares of the Company's common stock on the open market. Dividends on ESOP shares are used to service the debt. Shares are released from the ESOP on a pro-rata basis as debt service payments are made. In 1994, 1993 and 1992, 532,250 shares, 369,956 shares and 412,167 shares, respectively, were allocated to employees with the corresponding expense recognized based on the shares allocated method. The fair value of 9,076,489 shares unallocated as of December 31, 1994, was approximately $168,000,000. Total ESOP related compensation expense was calculated as follows:










                               - 32 -

                                  1994        1993        1992
- ---------------------------------------------------------------
                                          (In thousands)
Base compensation              $ 10,179     $  6,799    $ 7,741
Interest on ESOP debt              -          19,985     19,985
Dividends on common stock
 held by the ESOP and
 used to service debt            (1,966)     (15,944)   (15,970)
Interest earned by the ESOP        -            (275)      (317)
- ---------------------------------------------------------------
    Total expense              $  8,213     $ 10,565   $ 11,439
===============================================================

    (C) PREFERRED STOCK-

    Penn Power's 7.625% and 7.75% series of preferred stock have restrictions which prevent early redemption prior to October 1997 and July 2003, respectively. The Company's 8.45% series of preferred stock has no optional redemption provision, and its 7.75% series is not redeemable before April 1998. All other preferred stock may be redeemed by the Companies in whole, or in part, with 30-60 days' notice. The optional redemption price for Penn Power's 7.625% series shown on the Consolidated Statements of Capitalization will decline to $100 per share by 2007.

    (D) PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

    The Company's 8.45% series of preferred stock has an annual sinking fund requirement for 50,000 shares beginning on September 16, 1997. Penn Power's 7.625% series has an annual sinking fund requirement for 7,500 shares beginning on October 1, 2002.

    Preferred shares are retired at $100 per share plus accrued dividends. Sinking fund requirements for the next five years are $5,000,000 in each year from 1997 through 1999.

    (E) LONG-TERM DEBT-

    The first mortgage indentures and their supplements, which secure all of the Companies' first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Companies.

    Based on the amount of bonds authenticated by the Trustee through December 31, 1994, the Company's annual sinking and improvement fund requirement for all bonds issued under the mortgage amounts to $30,056,000. The Company expects to deposit funds in 1995 which will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

    Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:




                               - 33 -
- ------------------------------------------------------------------
                      1995        $220,923,000
                      1996         382,675,000
                      1997         334,845,000
                      1998         161,521,000
                      1999         162,036,000
- ------------------------------------------------------------------

    The Companies' obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds and, in some cases, by subordinate liens on the related pollution control facilities. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $338,831,000. To the extent that drawings are made under those letters of credit to pay principal of, or interest on, the pollution control revenue bonds, the Company is entitled to a credit against its obligation to repay those bonds. The Company pays an annual fee of 0.625% to 0.925% of the amounts of the letters of credit to the issuing banks and is obligated to reimburse the banks for any drawings thereunder.

    Nuclear fuel purchases are financed through the issuance of OES Fuel commercial paper and loans, both of which are supported by a $225,000,000 long-term bank credit agreement which expires March 31, 1997. Accordingly, the commercial paper and loans are reflected as long-term debt on the Consolidated Balance Sheets. OES Fuel must pay an annual facility fee of 0.1875% on the total line of credit and an annual commitment fee of 0.0625% on any unused amount.

6.  SHORT-TERM BORROWINGS AND BANK LINES OF CREDIT:

    Short-term borrowings outstanding at December 31, 1994, include OES Capital debt which is secured by customer accounts receivable. OES Capital can borrow up to $120,000,000 under a receivables financing agreement at rates based on certain bank commercial paper. OES Capital is required to pay an annual fee of 0.46% on the amount of the entire finance limit. The receivables financing agreement expires April 23, 1996.

    The Companies have lines of credit with domestic banks that provide for borrowings of up to $55,000,000 under various interest rate options. Short-term borrowings may be made under these lines of credit on the Companies' unsecured notes. To assure the availability of these lines, the Companies are required to pay annual commitment fees that vary from 0.22% to 0.50%. These lines expire at various times during 1995. The weighted average interest rates on short-term borrowings outstanding at December 31, 1994 and 1993, were 5.76% and 3.23%, respectively.

7.  COMMITMENTS, GUARANTEES AND CONTINGENCIES:

    CONSTRUCTION PROGRAM-

    The Companies' current forecasts reflect expenditures of approximately $800,000,000 for property additions and improvements from 1995-1999, of which approximately $180,000,000 is applicable to 1995. Investments for additional nuclear fuel during the 1995-1999 period are estimated to be approximately $172,000,000, of which approximately $30,000,000 applies to 1995. During the same periods, the Companies' nuclear fuel investments are expected to be


                               - 34 -
reduced by approximately $225,000,000 and $56,000,000, respectively, as the nuclear fuel is consumed.

    NUCLEAR INSURANCE-

    The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $8,920,000,000. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on their present ownership and leasehold interests in the Beaver Valley Station and the Perry Plant, the Companies' maximum potential assessment under the industry retrospective rating plan (assuming the other CAPCO companies were to contribute their proportionate share of any assessments under the retrospective rating plan) would be $102,800,000 per incident but not more than $13,000,000 in any one year for each incident.

    The Companies are also insured as to their respective interests in the Beaver Valley Station and the Perry Plant under policies issued to the operating company for each plant. Under these policies, up to $2,750,000,000 is provided for property damage and decontamination and decommissioning costs. The Companies have also obtained approximately $345,000,000 of insurance coverage for replacement power costs for their respective interests in Perry and Beaver Valley. Under these policies, the Companies can be assessed a maximum of approximately $15,200,000 for accidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

    GUARANTEES-

    The Companies, together with the other CAPCO companies, have each severally guaranteed certain debt and lease obligations in connection with a coal supply contract for the Bruce Mansfield Plant. As of December 31, 1994, the Companies' shares of the guarantees (which approximate fair market value) were $87,159,000. The price under the coal supply contract, which includes certain minimum payments, has been determined to be sufficient to satisfy the debt and lease obligations. The Companies' total payments under the coal supply contract were $99,774,000, $114,572,000 and $103,657,000 during 1994, 1993 and 1992, respectively. Under the coal supply contract, the Companies' minimum payments in each year during the period 1995 through 1999 are approximately $35,000,000.

    ENVIRONMENTAL MATTERS-

    Various federal, state and local authorities regulate the Companies with regard to air and water quality and other environmental matters. The Companies have estimated additional capital expenditures for environmental compliance of approximately

                               - 35 -
$70,000,000, which is included in the construction forecast given above under "Construction Program" for 1995 through 1999.

    The Clean Air Act Amendments of 1990 require significant reductions of sulfur dioxide (SO2) and nitrogen oxides (NOx) from the Companies' coal-fired generating units by 1995 and additional emission reductions by 2000. Compliance options include, but are not limited to, installing additional pollution control equipment, burning less-polluting fuel, purchasing emission allowances, operating facilities in a manner that minimizes pollution, and retiring facilities. In compliance plans submitted to the PUCO and to the Environmental Protection Agency (EPA), the Company stated that SO2 reductions for the years 1995 through 1999 likely will be achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or purchasing emission allowances. Equipment already installed, or to be installed by May 1995, is expected to provide NOx reductions sufficient to meet 1995 requirements. Plans for complying with the year 2000 and later reductions have not been finalized. EPA is conducting additional studies which could indicate the need for additional NOx reductions from the Companies' Pennsylvania facilities by the year 2003. The cost of such reductions, if required, may be substantial. The Company continues to evaluate its compliance plans and other compliance options.

    The Companies are required to meet federally approved SO2 regulations. Violations of such regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $25,000 for each day the unit is in violation. The EPA has an interim enforcement policy for SO2 regulations in Ohio that allows for compliance based on a 30-day averaging period. The EPA has proposed regulations that could change the interim enforcement policy, including the method of determining compliance with emission limits. The Companies cannot predict what action the EPA may take in the future with respect to proposed regulations or the interim enforcement policy.

    The Pennsylvania Department of Environmental Resources has issued regulations dealing with the storage, treatment, transportation and disposal of residual waste such as coal ash and scrubber sludge. These regulations impose additional requirements relating to permitting, ground water monitoring, leachate collection systems, closure, liability insurance and operating matters. The Companies are considering various compliance options but are presently unable to determine the ultimate increase in capital and operating costs at existing sites.

    Legislative, administrative and judicial actions will continue to change the way that the Companies must operate in order to comply with environmental laws and regulations. With respect to any such changes and to the environmental matters described above, the Companies expect that any resulting additional capital costs which may be required, as well as any required increase in operating costs, would ultimately be recovered from their customers.

 8.SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

    The following summarizes certain consolidated operating results by quarter for 1994 and 1993.

                     March 31, June 30,  September 30, December 31,
  Three Months Ended   1994      1994       1994          1994
- ------------------------------------------------------------------
                        (In thousands, except per share amounts)

Operating Revenues   $601,248  $585,428    $614,390     $567,125
Operating Expenses
 and Taxes            468,850   447,353     462,573      432,161
- ------------------------------------------------------------------
Operating Income      132,398   138,075     151,817      134,964
Other Income            2,255     3,534       5,032        5,638
Net Interest and
 Other Charges         66,723    67,569      68,624       67,266
- ------------------------------------------------------------------
Net Income           $ 67,930  $ 74,040    $ 88,225     $ 73,336
- ------------------------------------------------------------------
Earnings on Common
 Stock               $ 62,329  $ 68,681    $ 82,869     $ 67,973
- ------------------------------------------------------------------
Earnings per Share
 of Common Stock         $.44      $.48        $.58         $.47
- ------------------------------------------------------------------

                     March 31,  June 30, September 30, December 31,
 Three Months Ended    1993      1993        1993         1993
- ------------------------------------------------------------------
                        (In thousands, except per share amounts)

Operating Revenues   $593,214  $563,349    $624,524     $588,853
Operating Expenses
 and Taxes            461,719   425,354     472,341      485,196
- ------------------------------------------------------------------
Operating Income      131,495   137,995     152,183      103,657
Other Income
 (Expense)              4,016     4,988       4,079     (241,905)
Net Interest and
 Other Charges         68,287    68,438      68,041       67,219
- ------------------------------------------------------------------
Income (Loss) Before
 Cumulative Effect
 of a Change in
 Accounting            67,224    74,545      88,221     (205,467)
Cumulative Effect of
 a Change in
 Accounting            58,201       -          -            -
- ------------------------------------------------------------------
Net Income (Loss)    $125,425  $ 74,545    $ 88,221    $(205,467)
- ------------------------------------------------------------------
Earnings (Loss)
 Applicable to
 Common Stock        $119,520  $ 68,310    $ 82,462    $(211,275)
- ------------------------------------------------------------------
Earnings (Loss)
 per Share of
 Common Stock
 Before Cumulative
 Effect of a Change
 in Accounting           $.40      $.45        $.54       $(1.38)
Cumulative Effect
 of a Change in
 Accounting               .38        -           -            -
- ------------------------------------------------------------------
Earnings (Loss) per
 Share of Common
 Stock                   $.78      $.45        $.54       $(1.38)
- ------------------------------------------------------------------