Form 10-K, Exhibit 13
period 1995-12-31
OHIO EDISON CO
filed 1996-03-19
CIK 73960

                                                         OHIO EDISON COMPANY

                                                       SELECTED FINANCIAL DATA

                                                  1995        1994         1993         1992        1991
------------------------------------------------------------------------------------------------------------
                                                          (In thousands, except per share amounts)
Operating Revenues                            $2,465,846   $2,368,191   $2,369,940   $2,332,378   $2,358,946
                                              --------------------------------------------------------------
Operating Income                                $566,618     $557,254     $525,330     $522,115     $550,452
                                              --------------------------------------------------------------
Net Income                                      $317,241     $303,531     $ 82,724     $276,986     $264,823
                                              --------------------------------------------------------------
Earnings on Common Stock                        $294,747     $281,852     $ 59,017     $253,060     $240,069
                                              --------------------------------------------------------------
Earnings per Share of Common Stock                 $2.05        $1.97        $0.39        $1.70        $1.60
Dividends Declared per Share of Common Stock       $1.50        $1.50        $1.50        $1.50        $1.50
                                              --------------------------------------------------------------
Total Assets                                  $8,823,934   $8,993,964   $8,918,267   $7,830,026   $7,812,345
                                              --------------------------------------------------------------
Capitalization at December 31:
  Common Stockholders' Equity                 $2,407,871   $2,317,197   $2,243,292   $2,408,164   $2,371,946
  Preferred and Preference Stock:
    Not Subject to Mandatory Redemption          211,870      328,240      328,240      354,240      354,240
    Subject to Mandatory Redemption              160,000       40,000       45,500       59,862       65,582
  Long-Term Debt                               2,786,256    3,166,593    3,039,263    3,121,647    3,243,167
                                              --------------------------------------------------------------
      Total Capitalization                    $5,565,997   $5,852,030   $5,656,295   $5,943,913   $6,034,935
                                              --------------------------------------------------------------


                                                       COMMON STOCK DATA

     The Company's Common Stock is listed on the New York and Chicago stock exchanges and is traded on other registered exchanges.

PRICE RANGE OF COMMON STOCK                             1995                1994
-------------------------------------------------------------------------------------------
First Quarter High-Low                            21-1/2   18-1/2      22-3/4   18-7/8
                                                  ------------------------------------
Second Quarter High-Low                           22-5/8   19-3/4      19-1/4   16-1/2
                                                  ------------------------------------
Third Quarter High-Low                            22-7/8   21-1/4      19-5/8   17-1/2
                                                  ------------------------------------
Fourth Quarter High-Low                           23-3/4   22-1/4      19-1/4   17-7/8
                                                  ------------------------------------
Yearly High-Low                                   23-3/4   18-1/2      22-3/4   16-1/2
                                                  ------------------------------------

     Prices are based on reports published in The Wall Street Journal for New York Stock Exchange
                                              -----------------------
Composite Transactions.


                       CLASSIFICATION OF HOLDERS OF COMMON STOCK AS OF DECEMBER 31, 1995
                                           Holders of Record              Shares Held
---------------------------------------------------------------------------------------------
                                           Number        %               Number       %
---------------------------------------------------------------------------------------------
Individuals                               112,643      82.35           50,036,860   32.79
Fiduciaries                                22,503      16.45            9,503,345    6.23
Nominees                                       47        .04           91,491,883   59.97
All Others                                  1,590       1.16            1,537,349    1.01
                                        -------------------------------------------------
  Total                                   136,783     100.00          152,569,437  100.00
                                        -------------------------------------------------

As of January 31, 1996, there were 136,828 holders of 152,569,437 shares of the Company's Common
Stock. Quarterly dividends of 37.5 cents per share were paid on the Company's Common Stock during 1995 and 1994. Information regarding retained earnings available for payment of cash dividends is given in Note 5A.



                           MANAGEMENT'S DISCUSSION AND
                        ANALYSIS OF RESULTS OF OPERATIONS
                             AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

We continued making significant progress in 1995 as our Company prepares for the rapidly changing environment within the electric utility industry.

The most significant event during the year was the approval by the Public Utilities Commission of Ohio (PUCO) of the Company's Rate Reduction and Economic Development Plan (Regulatory Plan). The Regulatory Plan is designed to enhance and accelerate economic development within the Company's service area and to assure our customers of long-term competitive pricing for energy services.

The Regulatory Plan, which went into effect November 1, 1995, freezes base electric rates until January 1, 2006, at which time base rates will be reduced by $300,000,000, or approximately 20 percent below current levels, on an annual basis. During the ten-year rate-freeze period, which will remain in effect unless certain significant events occur, transition rate credits will be implemented for customers served under the General Service-Large rates (primarily industrial customers). Also, the monthly customer charge will be reduced for customers served under the General Service-Secondary and Residential rates. Combined, these transition rate credits are expected to reduce operating revenues by approximately $600,000,000 during the ten-year period.

A major component of the Regulatory Plan is our commitment to reduce fixed costs during the ten-year period. The PUCO ordered the Company to recognize additional depreciation expense related to our generating assets and additional amortization of regulatory assets during the ten-year Regulatory Plan period of at least $2,000,000,000 more than the amount that would have been recognized if the Regulatory Plan were not in effect. The Regulatory Plan includes a cap (based upon the most recent common equity return authorized for the Company by the PUCO) on the amount the Company may earn applicable to its common stockholders in any calendar year during the Regulatory Plan period. If the cap is exceeded, the excess will be credited to our customers in a future period.

The Companies achieved record operating revenues in 1995, a 4.0% increase over the previous record set in 1993. The increased revenues, in combination with our aggressive cost-control efforts, raised earnings on common stock to $2.05 per share in 1995 from $1.97 a year earlier. The 1993 amount of $.39 was adversely affected by nonrecurring charges of $1.43 per share,


                                      - 2 -
which included a $276,578,000 after-tax write-off of Perry Unit 2, the expected resolution of fuel cost recovery issues in Pennsylvania and certain costs associated with the Performance Initiatives program. The effect of the 1993 write-off was partially offset by a $58,201,000 credit from the cumulative effect of a change in accounting to accrue metered but unbilled revenue (see Note 2).

Operation and maintenance expenses were up by 2.5 percent in 1995, mostly due to incremental fuel and purchased power costs incurred to meet the increased demand from our customers. With our revenues increasing at a higher rate than our variable costs, we were able to achieve record operating income for the second consecutive year. A review of the work we do was an integral part of Performance Initiatives which began in 1993 and continues as a part of our Corporate Strategy program. Efficiencies continue to be identified that have resulted in further opportunities for restructuring. In 1995, we reduced our work force by 293 employees following the shutdown of several old generating units and the restructuring of our generation and transmission group. We expect these actions to result in annual savings of approximately $18,000,000. Also, using economic value added-based justification for capital spending contributed to a $67,000,000 reduction in our construction expenditures in 1995 compared to our base year of 1993.

For the third straight year, the Companies achieved record retail kilowatt-hour sales. The following table summarizes the sources of changes in operating revenues for 1995 and 1994 as compared to the previous year:

                                      1995        1994
                                       (In millions)

Increased retail kilowatt-hour sales  $105.1   $  2.4
Reduced average retail electric price  (23.3)    (3.1)
Sales to utilities                      16.6      2.2
Other                                   (0.7)    (3.2)
                                       -----   ------
    Net Increase (Decrease)           $ 97.7   $ (1.7)
                                      ======   ======

An improving local economy and increased weather-related demand during the second half of 1995 helped us achieve record retail sales of 26.4 billion kilowatt-hours. Our customer base continues to grow with more than 12,300 new retail customers added in 1995, after gaining approximately 13,100 customers the previous year. Residential sales increased 4.2% in 1995 after falling slightly the previous year. Commercial sales rose 3.9% during the year, which follows a 1.4% gain in 1994. A 6.8% increase in industrial sales resulted, in part, from the


                                      - 3 -
resumption of operations by two major customers that had reduced operations in 1994. Excluding sales to these customers, industrial sales were 3.8% higher than last year's level. We began supplying 300 megawatts of power to another utility in the second quarter of 1995 under a short-term contract that expired at the end of 1995. This contract was the principal cause for an 18.2% increase in sales to other utilities in 1995, which followed an 18.2% decrease the previous year. We have signed short-term contracts with other utilities in 1996 to replace the expired 1995 contract. As a result of all of these factors, total kilowatt-hour sales were up 7.5% compared with sales in 1994, which were down 3.9% from 1993.

Because of higher kilowatt-hour sales, we spent 5.6% more on fuel and purchased power in 1995. During the same period, our nuclear expenses fell 4.9% compared to the previous year--nuclear expenses were higher in 1994 mainly due to corrective maintenance work at the Perry Plant. Expenses associated with scheduled maintenance outages at our fossil-fueled generating units contributed to a 4.6% increase in other operating costs during 1995, compared to last year. Other operating costs were down significantly in 1994 from the previous year due to a one-time $39,000,000 charge in 1993 related to Performance Initiatives. That charge consisted of $9,000,000 for obsolete materials and supplies and $30,000,000 estimated for costs of early retirement programs offered to qualifying employees resulting from strategies identified in the Performance Initiatives program.

Higher depreciation charges in 1995 resulted mainly from $27,000,000 of additional nuclear depreciation authorized under our Regulatory Plan discussed earlier. A higher level of depreciable utility plant and an increase in the accrual for nuclear decommissioning costs also contributed to the increase. The change between 1995 and 1994 in the amortization of net regulatory assets was due to increased amortization of deferred nuclear costs and the discontinuation of deferral accounting for postretirement benefits, also in accordance with the Regulatory Plan. Penn Power provided an $8,728,000 reserve for deferred postretirement benefit costs in 1994, which was responsible for the majority of the change in net amortization of regulatory assets compared to 1993.

Overall, interest costs were lower in 1995 than in 1994. Interest on long-term debt decreased due to refinancing and redemption of higher-cost debt. Other interest expense increased compared to last year due primarily to higher levels of short-term borrowing. We also discontinued deferring nuclear unit interest in the second half of 1995, consistent with our Regulatory Plan. Preferred and preference stock dividend requirements in 1995 include approximately $2,300,000 for premiums paid on preferred stock redemptions.


                                      - 4 -
CAPITAL RESOURCES AND LIQUIDITY

We have significantly improved our financial position over the past five years. Cash generated from operations was 62% higher in 1995 than it was in 1990 due to higher revenues and aggressive cost controls. By the end of 1995, we were serving about 60,000 more customers than we were five years ago, with approximately 2,000 fewer employees. As a result, our customer/employee ratio has improved significantly over the past five years, standing at 228 customers per employee at the end of 1995, compared to 152 at the end of 1990. In addition, capital expenditures have dropped substantially during that period. Expenditures in 1995 were approximately 28% lower than they were in 1990, and annual depreciation charges have exceeded property additions since the end of 1987. In fact, our projections for the next five years indicate that annual depreciation charges will exceed construction program expenditures by at least two to three times because of our reduced capital requirements, coupled with the additional depreciation in accordance with the Regulatory Plan.

Over the past five years, we have aggressively taken advantage of opportunities in the financial markets to reduce our embedded capital costs. Through refinancing activities, we have reduced the average cost of outstanding debt from 9.28% at the end of 1990 to 8.00% at the end of 1995. Also, the cost of outstanding preferred and preference stock was reduced from 8.59% at the end of 1990 to 7.59% at the end of 1995. We have improved our financial position as a result of these actions. For example, we have enhanced our fixed charge coverage ratios and the percentage of common equity to total capitalization. Our SEC ratio of earnings to fixed charges improved to 2.32 at the end of 1995 from 1.97 at the end of 1990. The Company's indenture ratio, which is used to determine the ability to issue first mortgage bonds, improved from 4.79 at the end of 1990 to 5.78 at the end of 1995. Over the same period, the charter ratio, a measure of our ability to issue preferred stock, improved from 1.87 to 2.31, and, our common equity percentage of capitalization (excluding the Employee Stock Ownership Plan Trust adjustment) rose from approximately 42% at the end of 1990 to about 45% at the end of 1995.

At the end of 1995, we had the capability to issue $1,466,000,000 principal amount of first mortgage bonds and $1,673,000,000 of preferred stock (assuming no additional debt was issued). However, our cash requirements in 1996 for operations and scheduled debt maturities are expected to be met without issuing additional securities. During 1995, we reduced our total debt by approximately $285,000,000. We expect to pay off over $1,300,000,000 of debt over the next five years with internal cash, including $264,000,000 in 1996.


                                      - 5 -
We had about $30,000,000 of cash and temporary investments and $120,000,000 of short-term indebtedness on December 31, 1995. Through OES Fuel credit facilities, we had the capability to borrow approximately $128,000,000 as of the end of 1995. We also had $52,000,000 of unused short-term bank lines of credit, and $50,000,000 of bank facilities that provide for borrowings on a short-term basis at the banks' discretion.

Our capital spending for the period 1996-2000 is expected to be about $650,000,000 (excluding nuclear fuel), of which approximately $160,000,000 applies to 1996. This spending level is more than $400,000,000 lower than actual capital outlays over the past five years.

Investments for additional nuclear fuel during the 1996-2000 period are estimated to be approximately $180,000,000, of which about $29,000,000 applies to 1996. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $191,000,000 and $39,000,000, respectively, as the nuclear fuel is consumed. Also, we have operating lease commitments of approximately $594,000,000 for the 1996-2000 period, of which approximately $108,000,000 relates to 1996. We recover the cost of nuclear fuel consumed and operating leases through our electric rates.

Reference is made to Note 1 for a discussion of regulatory assets. In accordance with the Regulatory Plan, the Company's rates include recovery of all regulatory assets and authorizes the Company to accelerate amortization of those regulatory assets over the next ten years.

One of Penn Power's former municipal customers signed a contract with another energy supplier in November. Penn Power and the former customer are in dispute over Penn Power's proposed transmission rate. Both parties have filed proposals with the Federal Energy Regulatory Commission requesting it to establish final terms. No ruling has yet been issued. Sales to this municipality were approximately $1,500,000 in 1995.

OUTLOOK

Many competitive challenges lie ahead as the electric utility industry becomes less regulated and more energy suppliers enter the marketplace. Retail wheeling, which would allow retail customers to purchase electricity from other energy producers, could be one of those challenges, if legislators choose to move in that direction. The Company's Regulatory Plan provides the foundation to position us to meet those challenges by significantly reducing fixed costs and lowering rates to a more competitive level. For the Regulatory Plan to succeed, it is imperative that we build on the success of our Performance


                                      - 6 -
Initiatives and Corporate Strategy programs and continue to find ways to increase revenues, reduce costs and enhance shareholder value. In December 1995, we announced that we will offer a voluntary retirement program to 174 eligible union-represented employees beginning March 1, 1996. The program is expected to produce annual savings of up to $7,900,000. Also, in January 1996, employees at the Bruce Mansfield Plant were informed of future staff reductions that will affect approximately 105 bargaining unit employees and 35 management and administrative/office employees. The reduction is expected to occur between February 15, 1996, and April 1, 1996. This work force reduction is the result of continuing efforts to make the plant's costs more competitive.

Effective operation of the nuclear facilities we jointly own will also help us meet these competitive challenges. In 1995, we increased our annual funding of the decommissioning obligation. As discussed in Note 1, the Financial Accounting Standards Board (FASB) is reviewing the accounting for decommissioning costs regarding the recognition, measurement and classification of decommissioning costs in the financial statements of electric utilities. The FASB issued its proposed accounting standard in February 1996.

The Clean Air Act Amendments of 1990, discussed in Note 7, require additional emission reductions by 2000. We are pursuing cost-effective compliance strategies for meeting those requirements.

Through our Performance Initiatives and Corporate Strategy programs, we have identified substantial savings that will better position us to successfully compete in the future. We continue to identify opportunities for revenue enhancement and cost reduction. Also, our Regulatory Plan provides more regulatory assurance that we will collect our fixed costs and minimizes the risk of not recovering some portion of our assets from our customers. Our focus is to exceed customers' service expectations by providing superior value and high-quality products and services at competitive prices in order to maximize the value of our shareholders' investment in the Company.













                                      - 7 -

                                              OHIO EDISON COMPANY

                                       CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,                 1995          1994           1993
------------------------------------------------------------------------------------
                                            (In thousands, except per share amounts)
OPERATING REVENUES                           $2,465,846    $2,368,191     $2,369,940
                                             ----------    ----------     ----------

OPERATING EXPENSES AND TAXES:
  Fuel and purchased power                      465,483       440,936        456,494
  Nuclear operating costs                       289,717       304,716        290,321
  Other operating costs                         446,967       427,133        474,241
                                             ----------    ----------     ----------
    Total operation and maintenance expenses  1,202,167     1,172,785      1,221,056
  Provision for depreciation                    256,085       220,502        217,980
  General taxes                                 243,179       237,020        245,554
  Amortization of net regulatory assets           5,825          (884)        (6,753)
  Income taxes                                  191,972       181,514        166,773
                                             ----------    ----------     ----------
    Total operating expenses and taxes        1,899,228     1,810,937      1,844,610
                                             ----------    ----------     ----------

OPERATING INCOME                                566,618       557,254        525,330
                                             ----------    ----------     ----------

OTHER INCOME AND EXPENSE:
  Perry Unit 2 termination (Note 3)                --            --         (390,835)
  Income tax benefit from Perry Unit 2
    termination                                    --            --          142,092
  Other                                          14,424        16,459         19,921
                                             ----------    ----------     ----------
    Total other income (expense)                 14,424        16,459       (228,822)
                                             ----------    ----------     ----------

TOTAL INCOME                                    581,042       573,713        296,508
                                             ----------    ----------     ----------

NET INTEREST AND OTHER CHARGES:
  Interest on long-term debt                    243,570       259,554        262,861
  Deferred nuclear unit interest                 (4,250)       (8,511)        (8,518)
  Allowance for borrowed funds used during
    construction and capitalized interest        (5,668)       (5,156)        (4,666)
  Other interest expense                         22,944        18,931         16,445
  Subsidiaries' preferred stock dividend
    requirements                                  7,205         5,364          5,863
                                             ----------    ----------     ----------
    Net interest and other charges              263,801       270,182        271,985
                                             ----------    ----------     ----------


INCOME BEFORE CUMULATIVE EFFECT OF A
  CHANGE IN ACCOUNTING                          317,241       303,531         24,523
Cumulative effect to January 1, 1993, of
  a change in accounting for unbilled
  revenues (net of income taxes of
  $33,632,000) (Note 2)                            --            --           58,201
                                             ----------    ----------     ----------
NET INCOME                                      317,241       303,531         82,724

PREFERRED AND PREFERENCE STOCK DIVIDEND
  REQUIREMENTS                                   22,494        21,679         23,707
                                             ----------    ----------     ----------

EARNINGS ON COMMON STOCK                    $   294,747    $  281,852     $   59,017
                                             ==========    ==========     ==========
WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING                            143,692       143,237        152,569
                                             ==========    ==========     ==========

EARNINGS PER SHARE OF COMMON STOCK:
  Before cumulative effect of a change
    in accounting                               $2.05          $1.97          $ .01
  Cumulative effect to January 1, 1993,
    of a change in accounting for unbilled
    revenues (Note 2)                              --            --             .38
                                                -----          -----          -----

EARNINGS PER SHARE OF COMMON STOCK              $2.05          $1.97          $ .39
                                                =====          =====          =====

DIVIDENDS DECLARED PER SHARE OF COMMON STOCK    $1.50          $1.50          $1.50
                                                =====          =====          =====

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

























                                                     - 8 -

                                                 OHIO EDISON COMPANY

                                             CONSOLIDATED BALANCE SHEETS
At December 31,                                                                 1995             1994
--------------------------------------------------------------------------------------------------------
                                                                                    (In thousands)
                                 ASSETS
UTILITY PLANT:
  In service, at original cost                                                $8,556,722      $8,518,050
  Less--Accumulated provision for depreciation                                 3,051,148       2,910,587
                                                                              ----------      ----------
                                                                               5,505,574       5,607,463
                                                                              ----------      ----------

  Construction work in progress--
    Electric plant                                                               150,262         174,970
    Nuclear fuel                                                                  39,613          52,470
                                                                              ----------      ----------
                                                                                 189,875         227,440
                                                                              ----------      ----------
                                                                               5,695,449       5,834,903
                                                                              ----------      ----------

OTHER PROPERTY AND INVESTMENTS:
  Letter of credit collateralization (Note 4)                                    277,763         277,763
  Other                                                                          252,005         197,546
                                                                              ----------      ----------
                                                                                 529,768         475,309
                                                                              ----------      ----------

CURRENT ASSETS:
  Cash and cash equivalents                                                       29,830          23,291
  Receivables--
    Customers (less accumulated provisions of $2,528,000 and $2,517,000,
      respectively, for uncollectible accounts)                                  274,692         254,515
    Other                                                                         54,988          54,713
  Materials and supplies, at average cost--
    Owned                                                                         68,829         122,337
    Under consignment                                                             41,080            --
  Prepayments                                                                     82,257          71,836
                                                                              ----------      ----------
                                                                                 551,676         526,692
                                                                              ----------      ----------
DEFERRED CHARGES:
  Regulatory assets                                                            1,786,543       1,898,875
  Unamortized sale and leaseback costs                                           103,091         106,883
  Property taxes                                                                 104,071         106,458
  Other                                                                           53,336          44,844
                                                                              ----------      ----------
                                                                               2,047,041       2,157,060
                                                                              ----------      ----------
                                                                              $8,823,934      $8,993,964
                                                                              ==========      ===========
                                                     - 9 -

                      CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
  Common stockholders' equity                                                 $2,407,871      $2,317,197
  Preferred stock--
    Not subject to mandatory redemption                                          160,965         277,335
    Subject to mandatory redemption                                               25,000          25,000
  Preferred stock of consolidated subsidiary--
    Not subject to mandatory redemption                                           50,905          50,905
    Subject to mandatory redemption                                               15,000          15,000
  Company obligated mandatorily redeemable preferred securities of
    subsidiary trust holding solely Company subordinated debentures              120,000             --
  Long-term debt                                                               2,786,256       3,166,593
                                                                              ----------      ----------
                                                                               5,565,997       5,852,030
                                                                              ----------      ----------
CURRENT LIABILITIES:
  Currently payable long-term debt                                               376,716         227,496
  Short-term borrowings (Note 6)                                                 119,965         174,642
  Accounts payable                                                               100,536         100,884
  Accrued taxes                                                                  131,432         140,629
  Accrued interest                                                                57,462          65,743
  Other                                                                          196,482         152,856
                                                                              ----------      ----------
                                                                                 982,593         862,250
                                                                              ----------      ----------
DEFERRED CREDITS:
  Accumulated deferred income taxes                                            1,772,434       1,799,324
  Accumulated deferred investment tax credits                                    213,876         223,827
  Other                                                                          289,034         256,533
                                                                              ----------      ----------
                                                                               2,275,344       2,279,684
                                                                              ----------      ----------
COMMITMENTS, GUARANTEES AND CONTINGENCIES
  (Notes 4 and 7)                                                             ----------      ----------
                                                                              $8,823,934      $8,993,964
                                                                              ==========      ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

                                                    - 10 -







                                                  OHIO EDISON COMPANY
                                        CONSOLIDATED STATEMENTS OF CAPITALIZATION
At December 31,                                                                                        1995         1994
---------------------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands, except per share amounts)
COMMON STOCKHOLDERS' EQUITY:
  Common stock, $9 par value, authorized 175,000,000 shares-
    152,569,437 shares outstanding                                                                  $1,373,125   $1,373,125
  Other paid-in capital                                                                                726,307      724,848
  Retained earnings (Note 5A)                                                                          471,095      389,600
  Unallocated employee stock ownership plan common stock-
    8,663,575 and 9,076,489 shares, respectively (Note 5B)                                            (162,656)    (170,376)
                                                                                                    ----------   ----------
      Total common stockholders' equity                                                              2,407,871    2,317,197
                                                                                                    ----------   ----------

                                                       Number of Shares              Optional
                                                         Outstanding             Redemption Price
                                                       ------------------      ---------------------
                                                        1995        1994       Per Share   Aggregate
                                                       ------      ------      ---------   ---------
PREFERRED STOCK (Note 5C):
Cumulative, $100 par value-
Authorized 6,000,000 shares
  Not Subject to Mandatory Redemption:
    3.90%                                             152,510      152,510      $103.63     $15,804     15,251       15,251
    4.40%                                             176,280      176,280       108.00      19,038     17,628       17,628
    4.44%                                             136,560      136,560       103.50      14,134     13,656       13,656
    4.56%                                             144,300      144,300       103.38      14,917     14,430       14,430
    7.24%                                                --        363,700         --          --         --         36,370
    7.36%                                                --        350,000         --          --         --         35,000
    8.20%                                                --        450,000         --          --         --         45,000
                                                    ---------    ---------                  ------- ----------   ----------
                                                      609,650    1,773,350                   63,893     60,965      177,335
Cumulative, $25 par value-
Authorized 8,000,000 shares
  Not Subject to Mandatory Redemption:
    7.75%                                           4,000,000    4,000,000                             100,000      100,000
                                                    ---------    ---------                          ----------   ----------
      Total not subject to
      mandatory redemption                          4,609,650    5,773,350                  $63,893    160,965      277,335
                                                    =========    =========                  ======= ----------   ----------
Cumulative, $100 par value-
  Subject to Mandatory Redemption (Note 5D):
    8.45%                                             250,000      250,000                              25,000       25,000
                                                    =========    =========                         -----------   ----------

                                                             - 11 -
PREFERRED STOCK OF CONSOLIDATED
 SUBSIDIARY (Note 5C):
Pennsylvania Power Company
Cumulative, $100 par value-
Authorized 1,200,000 shares
  Not Subject to Mandatory Redemption:
    4.24%                                              40,000       40,000      $103.13     $ 4,125      4,000        4,000
    4.25%                                              41,049       41,049       105.00       4,310      4,105        4,105
    4.64%                                              60,000       60,000       102.98       6,179      6,000        6,000
    7.64%                                              60,000       60,000       101.42       6,085      6,000        6,000
    7.75%                                             250,000      250,000         --           --      25,000       25,000
    8.00%                                              58,000       58,000       102.07       5,920      5,800        5,800
                                                    ---------    ---------                  ------- ----------   ----------
      Total not subject to mandatory
      redemption                                      509,049      509,049                  $26,619     50,905       50,905
                                                    =========    =========                  ======= ----------   ----------

  Subject to Mandatory Redemption (Note 5D):
      7.625%                                          150,000      150,000                              15,000       15,000
                                                    =========    =========                          ----------   ----------

Company Obligated Mandatorily Redeemable Preferred
 Securities of Subsidiary Trust Holding Solely
 Company Subordinated Debentures (Note 5E):
Cumulative, $25 par value-
Authorized 4,800,000 shares
  Subject to Mandatory Redemption:
    9.00%                                           4,800,000         --                               120,000         --
                                                    =========    =========                          ----------   ----------

                                                      OHIO EDISON COMPANY
                                       CONSOLIDATED STATEMENTS OF CAPITALIZATION (Con't.)
At December 31,                      1995        1994                                  1995     1994       1995      1994
--------------------------------------------------------------------------------------------------------------------------
                                                              (In thousands)
LONG-TERM DEBT (Note 5F):
First mortgage bonds:
  Ohio Edison Company-                                    Pennsylvania Power Company-
    12.740% due 1995                   --        30,000      9.000% due 1996         50,000   50,000
     8.500% due 1996               150,000      150,000      9.740% due 1999-2019    20,000   20,000
     8.750% due 1998               150,000      150,000      7.500% due 2003         40,000   40,000
     6.875% due 1999               150,000      150,000      6.375% due 2004         50,000   50,000
     6.375% due 2000                80,000       80,000      6.625% due 2004         20,000   20,000
     7.375% due 2002               120,000      120,000      8.500% due 2022         27,250   50,000
     7.500% due 2002                34,265       34,265      7.625% due 2023         19,500   40,000
                                                                                     -------  -------
     8.250% due 2002               125,000      125,000
     8.625% due 2003               150,000      150,000
     6.875% due 2005                80,000       80,000
     9.750% due 2019                35,300       35,300
     8.750% due 2022                94,210      100,000
     7.625% due 2023                75,000       75,000
     7.875% due 2023               100,000      100,000
                                ----------   ----------

    Total first mortgage bonds   1,343,775    1,379,565                              226,750  270,000  1,570,525   1,649,565
                                ----------   ----------                              -------  ------- ----------  ----------

Secured notes:
  Ohio Edison Company                                     Pennsylvania Power Company-
     8.380% due 1996                16,464        53,718     4.750% due 1998             850      850
     7.930% due 2002                69,579        77,997     6.080% due 2000          23,000   23,000
     7.680% due 2005               200,000       200,000     5.400% due 2013           1,000    1,000
     6.750% due 2015                40,000          --       8.125% due 2015            --     14,250
    10.500% due 2015                  --          60,000     5.400% due 2017          10,600   10,600
    10.625% due 2015                  --          40,000     7.150% due 2017          17,925   17,925
     7.450% due 2016                47,725        47,725     5.900% due 2018          16,800   16,800
     7.100% due 2018                26,000        26,000     8.100% due 2018          10,300   10,300
     7.050% due 2020                60,000          --       8.100% due 2020           5,200    5,200
     7.000% due 2021                69,500        69,500     7.150% due 2021          14,482   14,482
     7.150% due 2021                   443           443     6.150% due 2023          12,700   12,700
     7.625% due 2023                50,000        50,000     6.450% due 2027          14,500   14,500
     8.100% due 2023                30,000        30,000     5.450% due 2028           6,950    6,950
     7.750% due 2024               108,000       108,000     6.000% due 2028          14,250     --
     5.625% due 2029                50,000        50,000     5.950% due 2029             238      238
                                                                                     -------  -------
     5.950% due 2029                56,212        56,212
     5.450% due 2033                14,800        14,800
                                ----------    ----------

                                   838,723       884,395                             148,795  148,795    987,518   1,033,190
                                ----------    ----------                             -------  -------

  OES Fuel-
     6.08% weighted average
     interest rate                                                                                        97,162     124,984
                                                                                                      ----------  ----------

  Total secured notes                                                                                  1,084,680   1,158,174
                                                                                                      ----------  ----------

Unsecured notes:
  Ohio Edison Company-
     9.440% due 1995                                                                                       --         75,000
     7.430% due 1997                                                                                     100,000     100,000
     8.635% due 1997                                                                                      50,000      50,000
     4.900% due 2012                                                                                      50,000      50,000
     4.250% due 2014                                                                                      50,000      50,000
     3.450% due 2015                                                                                      50,000      50,000
     4.400% due 2018                                                                                      56,000      56,000
     4.750% due 2018                                                                                      57,100      57,100
     4.300% due 2032                                                                                      53,400      53,400
                                                                                                      ----------  ----------

  Total unsecured notes                                                                                  466,500     541,500
                                                                                                      ----------  ----------

Capital lease obligations (Note 4)                                                                        48,221      54,180
                                                                                                      ----------  ----------

Net unamortized discount on debt                                                                          (6,954)     (9,330)
                                                                                                      ----------  ----------
Long-term debt due within one year                                                                      (376,716)   (227,496)
                                                                                                      ----------  ----------
  Total long-term debt                                                                                 2,786,256   3,166,593
                                                                                                      ----------  ----------

TOTAL CAPITALIZATION                                                                                  $5,565,997  $5,852,030
============================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                                           OHIO EDISON COMPANY

                                               CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the Years Ended December 31,                   1995                1994                 1993
---------------------------------------------------------------------------------------------------
                                                                 (In thousands)
Balance at beginning of year                     $389,600            $322,821             $490,564
Net income                                        317,241             303,531               82,724
Tax benefit from ESOP dividends                      -                   -                   5,256
                                                 --------            --------             --------
                                                  706,841             626,352              578,544
--------------------------------------------------------------------------------------------------
Cash dividends on preferred and
  preference stock                                 20,234              21,926               23,275
Cash dividends on common stock                    215,512             214,826              228,855
Premium on redemption of preferred stock             -                   -                   3,593
                                                 --------            --------             --------
                                                  235,746             236,752              255,723
                                                 --------            --------             --------
Balance at end of year (Note 5A)                 $471,095            $389,600             $322,821
--------------------------------------------------------------------------------------------------




                            CONSOLIDATED STATEMENTS OF CAPITAL STOCK AND OTHER PAID-IN CAPITAL

                                                                                     Preferred and Preference Stock
                                                                              ---------------------------------------------
                                                                                 Not Subject to             Subject to
                                      Common Stock             Unallocated    Mandatory Redemption     Mandatory Redemption
                           ---------------------------------                  --------------------     --------------------
                                                      Other       ESOP                      Par or                   Par or
                             Number         Par      Paid-In     Common        Number       Stated       Number      Stated
                            of Shares      Value     Capital      Stock       of Shares     Value      of Shares     Value
                            ---------      -----     -------   -----------    ---------    ------      ---------     ------
                                                           (Dollars in thousands)
Balance, January 1, 1993   152,569,437  $1,373,125  $731,793    $(187,318)    3,542,399   $354,240      592,016    $ 64,062
  Allocation of ESOP Shares                                         6,799
  Sale of 7.75% Class A
    Preferred Stock                                   (3,361)                 4,000,000    100,000
  Sale of 7.75% Preferred
    Stock                                               (345)                   250,000     25,000
  Redemptions--
      $102.50 Series                                    (216)                                            (5,400)     (5,400)
        8.24% Series                                                                                    (45,000)     (4,500)
        8.48% Series                                      (6)                   (80,000)    (8,000)
        8.64% Series                                                           (400,000)   (40,000)
        9.12% Series                                                           (450,000)   (45,000)
        9.16% Series                                                            (80,000)    (8,000)
       11.00% Series                                                                                     (8,000)       (800)
       11.50% Series                                                                                    (60,000)     (6,000)
       13.00% Series                                                                                    (10,000)     (1,000)
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993 152,569,437   1,373,125   727,865     (180,519)    6,782,399    378,240      463,616      46,362
  Minimum liability for
   unfunded retirement
   benefits                                           (3,053)
  Allocation of ESOP Shares                               36       10,143
  Redemptions--
        Market Auction Series                                                  (500,000)   (50,000)
        11.00% Series                                                                                    (3,616)       (362)
        13.00% Series                                                                                   (60,000)     (6,000)
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994 152,569,437   1,373,125   724,848     (170,376)    6,282,399    328,240      400,000      40,000
  Minimum liability for
   unfunded retirement
   benefits                                            2,446
  Allocation of ESOP Shares                            1,274        7,720
  Sale of 9% Preferred
    Stock                                                                                             4,800,000     120,000
  Redemptions--
         7.24% Series                                   (720)                  (363,700)   (36,370)
         7.36% Series                                   (609)                  (350,000)   (35,000)
         8.20% Series                                   (932)                  (450,000)   (45,000)
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995 152,569,437  $1,373,125  $726,307    $(162,656)    5,118,699   $211,870    5,200,000    $160,000
============================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                                 OHIO EDISON COMPANY

                                         CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,                          1995           1994            1993
------------------------------------------------------------------------------------------------
                                                            (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                               $317,241      $303,531       $  82,724
Adjustments to reconcile net income to net
  cash from operating activities:
    Provision for depreciation                            256,085       220,502         217,980
    Nuclear fuel and lease amortization                    70,849        72,141          59,858
    Deferred income taxes, net                             53,395        21,156         (26,233)
    Investment tax credits, net                            (9,951)       (8,036)         (8,345)
    Allowance for equity funds used
      during construction                                     -          (5,277)         (4,257)
    Deferred fuel costs, net                                3,916        (2,656)         (1,078)
    Perry Unit 2 termination                                  -             -           390,835
    Cumulative effect of a change in
      accounting for unbilled revenues                        -             -           (58,201)
    Receivables                                           (20,452)       32,113          (1,962)
    Materials and supplies                                 12,428         6,865          41,467
    Accounts payable                                        3,545       (18,261)          9,823
    Other                                                  66,158        72,986          20,272
                                                         --------      --------        --------
      Net cash provided from operating activities         753,214       695,064         722,883
                                                         --------      --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing--
    Preferred stock                                       120,000          -            121,294
    Long-term debt                                        254,365       434,759         765,358
    Short-term borrowings, net                               -           70,516            -
Redemptions and Repayments--
    Preferred and preference stock                        117,528        56,362         122,502
    Long-term debt                                        499,276       483,347         773,128
    Short-term borrowings, net                             54,677          -             47,445
Dividend Payments--
    Common stock                                          217,192       216,782         224,943
    Preferred and preference stock                         20,623        21,483          20,926
                                                         --------      --------        --------
      Net cash used for financing activities              534,931       272,699         302,292
                                                         --------      --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                        198,103       258,249         256,746
Letter of credit collateralization deposit                   -          277,763            -
Other                                                      13,641        22,752          18,367
                                                         --------      --------        --------
      Net cash used for investing activities              211,744       558,764         275,113
                                                         --------      --------        --------
Net increase (decrease) in cash and cash
  equivalents                                               6,539      (136,399)        145,478
Cash and cash equivalents at beginning of year             23,291       159,690          14,212
                                                         --------      --------        --------
Cash and cash equivalents at end of year                 $ 29,830      $ 23,291        $159,690
                                                         ========      ========        ========

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year--
  Interest (net of amounts capitalized)                  $254,789      $267,319        $262,410
  Income taxes                                            178,643       143,202          94,272

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                              OHIO EDISON COMPANY
                                       CONSOLIDATED STATEMENTS OF TAXES
For the Years Ended December 31,                     1995         1994         1993
                                                           (In thousands)
GENERAL TAXES:
Real and personal property                       $  118,707   $  113,484   $  124,709
State gross receipts                                100,591      100,996       97,348
Social security and unemployment                     15,787       14,822       15,626
Other                                                 8,094        7,718        7,871
                                                 ----------   ----------   ----------
     Total general taxes                         $  243,179   $  237,020   $  245,554
                                                 ==========   ==========   ==========

PROVISION FOR INCOME TAXES:
Currently payable-
  Federal                                        $  145,511   $  161,219   $   61,920
  State                                              10,352       14,547        5,544
                                                 ----------   ----------   ----------
                                                    155,863      175,766       67,464
                                                 ----------   ----------   ----------
Deferred, net-
  Federal                                            50,631       20,796          489
  State                                               2,764          360        6,455
                                                 ----------   ----------   ----------
                                                     53,395       21,156        6,944
                                                 ----------   ----------   ----------

Investment tax credit amortization                   (9,951)      (8,036)      (8,345)
                                                 ----------   ----------   ----------
  Total provision for income taxes               $  199,307   $  188,886   $   66,063
                                                 ==========   ==========   ==========

INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income                                 $  191,972   $  181,514   $  166,773
Other income                                          7,335        7,372     (134,342)
Cumulative effect of a change in accounting            --             --       33,632
                                                 ----------   ----------   ----------
  Total provision for income taxes               $  199,307   $  188,886   $   66,063
                                                 ==========   ==========   ==========

RECONCILIATION OF FEDERAL INCOME TAX EXPENSE
AT STATUTORY RATE TO TOTAL PROVISION FOR
INCOME TAXES:
Book income before provision for income taxes    $  516,548   $  492,417   $  148,787
                                                 ==========   ==========   ==========
Federal income tax expense at statutory rate     $  180,792   $  172,346   $   52,075
Increases (reductions) in taxes resulting from-
  Amortization of investment tax credits             (9,951)      (8,036)      (8,345)
  State income taxes net of federal income tax
    benefit                                           8,525        9,690        7,799
  Amortization of tax regulatory assets              19,690       14,503       15,412
  Other, net                                            251          383         (878)
                                                 ----------   ----------   ----------
  Total provision for income taxes               $  199,307   $  188,886   $   66,063
                                                 ==========   ==========   ==========

ACCUMULATED DEFERRED INCOME TAXES AT
DECEMBER 31:
Property basis differences                       $1,047,387   $1,024,737   $  972,501
Allowance for equity funds used during
 construction                                       263,465      278,172      282,525
Deferred nuclear expense                            271,114      277,951      283,134
Customer receivables for future income taxes        204,978      237,826      244,540
Deferred sale and leaseback costs                    82,381       87,068       90,878
Unamortized investment tax credits                  (77,777)     (82,491)     (85,459)
Other                                               (19,114)     (23,939)      10,432
                                                 ----------   ----------   ----------
  Net deferred income tax liability              $1,772,434   $1,799,324   $1,798,551
                                                 ==========   ==========   ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The consolidated financial statements include Ohio Edison Company (Company) and its wholly owned subsidiaries. Pennsylvania Power Company (Penn Power) is the Company's principal subsidiary. All significant intercompany transactions have been eliminated. The Company and Penn Power (Companies) follow the accounting policies and practices prescribed by the Public Utilities Commission of Ohio (PUCO), the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period.

     REVENUES-

          The Companies' principal business is providing electric service to customers in central and northeastern Ohio and western Pennsylvania. The Companies' retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year (see
Note 2).

          Receivables from customers include sales to residential, commercial and industrial customers located in the Companies' service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 1995 or 1994, with respect to any particular segment of the Companies' customers.

     REGULATORY PLAN-

          In the second half of 1995 the PUCO approved the Company's Rate Reduction and Economic Development Plan (Regulatory Plan). As part of the Regulatory Plan, transition rate credits were implemented for customers on November 1, 1995, which are expected to reduce operating revenues by approximately $600,000,000 during the Regulatory Plan period, which expires December 31, 2005. The Regulatory Plan also established a revised fuel recovery rate formula, which eliminated the automatic pass-through of fuel costs to the Company's retail customers. Under the revised formula the fuel recovery rate will be adjusted based upon annual changes in the Gross Domestic Product Implicit Price Deflator.

          All of the Company's regulatory assets are now being recovered under provisions of the Regulatory Plan. In addition, the PUCO ordered the Company to recognize additional depreciation expense related to its generating assets and additional amortization of regulatory assets during the ten-year Regulatory Plan period of at least $2,000,000,000 more than the amount that would have been recognized if the Regulatory Plan were not in effect. These additional amounts are being recovered through current


                                 - 17 -
rates. Among other provisions, the Regulatory Plan also limits the Company's annual earnings on common stock; any amounts otherwise earned in excess of the limitation would be credited to the Company's retail customers in a future period.

     MATERIALS AND SUPPLIES-

          The Companies recover fuel-related costs not otherwise included in base rates from retail customers through separate energy rates. Penn Power defers the difference between actual fuel-related costs incurred and the amounts currently recovered from customers, with any over or under collection from customers included as an adjustment to a subsequent energy rate. The Company followed this practice until July 1, 1995, at which time current period deferral for over or under collections ceased in accordance with the Regulatory Plan.

          In 1995, the Company sold substantially all of its materials and supplies, except for those located at generating units not operated by the Company. No gain or loss resulted from this transaction. The buyer now provides all of the Company's materials and supplies under a consignment arrangement. In accordance with Statement of Financial Accounting Standards (SFAS) No. 49, "Accounting for Product Financing Arrangements," the materials and supplies continue to be reflected as assets on the Consolidated Balance Sheet even though the supplier owns the material.

     UTILITY PLANT AND DEPRECIATION-

          Utility plant reflects the original cost of construction, including payroll and related costs such as taxes, employee benefits, administrative and general costs and financing costs (allowance for funds used during construction).

          The Companies provide for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for electric plant was approximately 3.0% in 1995, 1994 and 1993. In addition to the straight-line depreciation recognized in 1995, the Company also recognized $27,000,000 of additional depreciation in accordance with the Regulatory Plan.

          Annual depreciation expense includes approximately $7,600,000 for future decommissioning costs applicable to the Companies' ownership and leasehold interests in three nuclear generating units. The Companies' share of the future obligation to decommission these units is approximately $399,000,000 in current dollars and (using a 2.8% escalation rate) approximately $865,000,000 in future dollars. The estimated obligation (based on site-specific studies) and the escalation rate were developed using information obtained from consultants. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Companies have recovered approximately $55,000,000 for decommissioning through their electric rates from customers through December 31, 1995; such amounts are reflected in the reserve for


                                 - 18 -
depreciation on the Consolidated Balance Sheet. If the actual costs of decommissioning the units exceed the funds accumulated from investing amounts recovered from customers, the Companies expect that additional amount will be recoverable from their customers. The Companies have approximately $65,100,000 invested in external decommissioning trust funds as of December 31, 1995. Earnings on these funds are reinvested with a corresponding increase to the depreciation reserve. The Companies have also recognized an estimated liability of approximately $18,000,000 related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992. The Companies recover these costs through their respective energy rates.

          The Financial Accounting Standards Board (FASB) is reviewing the accounting for nuclear decommissioning costs. If current electric utility industry accounting practices for decommissioning are changed: (1) annual provisions for decommissioning could increase; (2) the full estimated cost for decommissioning could be recorded as a liability rather than as accumulated depreciation; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB issued its proposed accounting standard in February 1996.

     COMMON OWNERSHIP OF GENERATING FACILITIES-

          The Companies and other Central Area Power Coordination Group (CAPCO) companies own, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Companies' portions of operating expenses associated with jointly owned facilities are included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31, 1995, include the following:

                                                         Companies'
                    Utility   Accumulated  Construction  Ownership/
                     Plant   Provision for    Work in     Leasehold
Generating Units  in Service Depreciation    Progress     Interest
-------------------------------------------------------------------
                             (In thousands)
W.H. Sammis #7   $  303,700  $    89,900      $ 1,700      68.80%
Bruce Mansfield
 #1, #2 and #3      777,500      336,500        3,600      50.68%
Beaver Valley
 #1 and #2        1,849,900      606,600        3,600      47.11%
Perry #1          1,624,500      356,000        9,600      35.24%
-------------------------------------------------------------------
  Total          $4,555,600   $1,389,000      $18,500
-------------------------------------------------------------------




                                 - 19 -
NUCLEAR FUEL-

          Nuclear fuel is recorded at original cost, which includes material, enrichment, fabrication and interest costs incurred prior to reactor load. The Companies amortize the cost of nuclear fuel based on the rate of consumption. The Companies' electric rates include amounts for the future disposal of spent nuclear fuel based upon the formula used to compute payments to the DOE.

     INCOME TAXES-

          Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid.

     RETIREMENT BENEFITS-

          The Companies' trusteed, noncontributory defined benefit pension plan covers almost all full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. The Companies use the projected unit credit method for funding purposes and were not required to make pension contributions during the three years ended December 31, 1995.

     The following sets forth the funded status of the plan and amounts recognized on the Consolidated Balance Sheets as of December 31:
                                                 1995      1994
------------------------------------------------------------------
                                                  (In thousands)
Actuarial present value of benefit obligations:
  Vested benefits                              $546,936  $483,850
  Nonnvested benefits                            36,548    27,312
------------------------------------------------------------------
Accumulated benefit obligation                 $583,484  $511,162
==================================================================
Plan assets at fair value                      $857,961  $719,310
Actuarial present value of projected benefit
  obligation                                    685,180   593,931
------------------------------------------------------------------
Plan assets in excess of projected benefit
  obligation                                    172,781   125,379
Unrecognized net loss (gain)                    (43,564)    8,868
Unrecognized prior service cost                  24,704    12,755
Unrecognized net transition asset               (41,830)  (49,775)
------------------------------------------------------------------
    Net pension asset                          $112,091  $ 97,227
=================================================================
                                 - 20 -
          The assets of the plan consist primarily of common stocks, United States government bonds and corporate bonds. Net pension costs for the three years ended December 31, 1995, were computed as follows:
                                  1995        1994         1993
-------------------------------------------------------------------
                                          (In thousands)
Service cost-benefits earned
during the period              $  12,794    $ 15,159     $ 13,171
Interest on projected benefit
  obligation                      48,135      45,299       42,723
Return on plan assets           (194,465)      8,344      (97,849)
Net deferral (amortization)      118,672     (89,324)      14,954
Voluntary early retirement
  program expense                   -         37,299        6,014
------------------------------------------------------------------
    Net pension cost           $ (14,864)   $ 16,777     $(20,987)
==================================================================
          The assumed discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% in 1995 and 1993, and 8.5% in 1994. The assumed rate of increase in future compensation levels used to measure this obligation was 4.5% in each year. Expected long-term rates of return on plan assets were assumed to be 10% in 1995 and 1994 and 11% in 1993.

          The Companies provide a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. The Companies pay insurance premiums to cover a portion of these benefits in excess of set limits; all amounts up to the limits are paid by the Companies. The Companies recognize the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits. The following sets forth the funded status of the plan and amounts recognized on the Consolidated Balance Sheets as of December 31:
                                               1995       1994
-----------------------------------------------------------------
                                               (In thousands)
Accumulated postretirement benefit
  obligation allocation:
    Retirees                                $148,169   $165,386
    Fully eligible active plan participants   12,578     12,381
    Other active plan participants            77,550     77,599
                                            --------   --------
Accumulated postretirement benefit
  obligation                                 238,297    255,366
Plan assets at fair value                      1,269       -
------------------------------------------------------------------
Accumulated postretirement benefit
  obligation in excess of plan assets        237,028    255,366
Unrecognized transition obligation          (152,263)  (183,196)
Unrecognized net loss                        (17,038)   (23,425)

------------------------------------------------------------------
Net postretirement benefit liability        $ 67,727   $ 48,745
==================================================================
                                 - 21 -

          Net periodic postretirement benefit costs for the three years ended December 31, 1995, were computed as follows:

                                        1995      1994      1993
-------------------------------------------------------------------
                                            (In thousands)

Service cost-benefits attributed
  to the period                       $ 4,499   $ 4,865   $ 3,929
Interest cost on accumulated
  benefit obligation                   21,073    19,332    18,039
Amortization of transition
  obligation                           10,178    10,178    10,178
Amortization of loss                      110       787      -
Voluntary early retirement program
  expense                                -        2,815     1,533
                                      -------   -------   -------
  Net periodic postretirement
    benefit cost                       35,860    37,977    33,679
==================================================================
          The health care trend rate assumption is 6.0% in the first year gradually decreasing to 4.0% for the year 2008 and later. The discount rates used to compute the accumulated postretirement benefit obligation were 7.5% in 1995 and 1993, and 8.5% in 1994. An increase in the health care trend rate assumption by one percentage point in all years would increase the accumulated postretirement benefit obligation by approximately $29,400,000 and the aggregate annual service and interest costs by approximately $3,500,000.

          The Company deferred postretirement benefits until the Regulatory Plan became effective. The costs are no longer being deferred and are currently being recovered through rates along with the deferred amounts.

     EARNINGS PER SHARE OF COMMON STOCK-

          The American Institute of Certified Public Accountants issued its Statement of Position 93-6 (SOP) in late 1993, which changed generally accepted accounting principles relating to employee stock ownership plans
(ESOP) for shares purchased after December 31, 1992. The Company's ESOP shares were purchased prior to that date, but the Company elected to adopt the SOP effective January 1, 1994. This change in accounting reduced net income by approximately $8,700,000 in 1994; the net effect to earnings per common share resulting from this change was an increase of six cents after eliminating unallocated ESOP shares from the computation.



                                 - 22 -
     SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. The Companies reflect temporary cash investments at cost, which approximates their market value. Noncash financing and investing activities included capital lease transactions amounting to $1,017,000, $3,613,000 and $1,487,000 for the years 1995,
1994 and 1993, respectively. Commercial paper transactions of OES Fuel (a wholly owned subsidiary of the Company) have initial maturity periods of three months or less, and accordingly are reported net within financing activities under long-term debt and are reflected as long-term debt on the Consolidated Balance Sheets (see Note 5F).

          All borrowings with initial maturities of less than one year are defined as financial instruments under generally accepted accounting principles and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and investments other than cash and cash equivalents as of December 31:

                                      1995              1994
                              ------------------  -----------------
                              Carrying      Fair  Carrying    Fair
                               Value       Value    Value    Value
                              --------     -----  --------   -----
                                           (In Millions)

  Long-term debt               $3,025     $3,152   $3,224    $3,062
  Preferred stock              $  160     $  163   $   40    $   38
  Investments other than
    cash and cash equivalents  $  353     $  394   $  320    $  317

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

          The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents consist primarily of decommissioning trust investments of approximately $65,100,000 and a letter of credit collateral deposit of $277,763,000. Unrealized gains and losses applicable to the decommissioning trust have been recognized in the trust investment with a corresponding offset to the reserve for depreciation. The collateral deposit is in the held-to-


                                 - 23 -
maturity category with a maturity date of July 15, 2004. The fair value of the deposit at December 31, 1995, was $318,383,000. The Companies have no securities held for trading purposes.

     REGULATORY ASSETS-

          The Companies recognize, as regulatory assets, costs which the FERC, PUCO and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are being recovered from customers under the Company's Regulatory Plan. Penn Power's rates currently exclude approximately $61,000,000 of deferred costs. Based on the Company's Regulatory Plan and Penn Power's expected rate treatment based on PPUC precedent, it is improbable that the Companies will be required to terminate application of SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation" in the foreseeable future.

          Regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                           1995          1994
-------------------------------------------------------------------
                                              (In thousands)
  Nuclear unit expenses                 $  758,434    $  771,538
  Customer receivables for future
    income taxes                           559,660       639,592
  Sale and leaseback costs                 231,435       242,033
  Loss on reacquired debt                   96,738        99,384
  Employee postretirement benefit costs     32,397        27,055
  Uncollectible customer accounts           32,540        44,368
  Perry Unit 2 termination                  39,639        38,066
  DOE decommissioning and
    decontamination costs                   19,310        21,170
  Other                                     16,390        15,669
-------------------------------------------------------------------
            Total                       $1,786,543    $1,898,875
===================================================================

2.   CHANGE IN ACCOUNTING FOR UNBILLED REVENUES:

          On January 1, 1993, the Companies changed their accounting policies to recognize revenue relating to metered sales which remain unbilled at the end of the accounting period. This change was made to more closely match the Companies' revenues with the costs of services provided. The cumulative effect to January 1, 1993, was $58,201,000 (net of $33,632,000 of income taxes) or $.38 per share.

3.   PERRY UNIT 2 TERMINATION:

          In December 1993, the Companies announced that they would not participate in further construction of Perry Unit 2 and abandoned Perry Unit 2 as a possible electric generating plant. The Company determined

                                 - 24 -
that recovery from customers of its Perry Unit 2 investment was improbable, resulting in a $366,377,000 write-off of its investment in 1993. Penn Power expects its Perry Unit 2 investment to be recoverable from its retail customers based on Section 520 of the Pennsylvania Public Utility Code. Due to the anticipated delay in commencement of recovery and taking into account the expected rate treatment, Penn Power recognized an impairment to its Perry Unit 2 investment of $24,458,000 in 1993. As a result, net income for the year ended December 31, 1993, was reduced by $248,743,000 ($1.63 per share of common stock).

4.   LEASES:

          The Companies lease a portion of their nuclear generating facilities, certain transmission facilities, office space and other property and equipment under cancelable and noncancelable leases.

          The Company sold portions of its ownership interests in Perry Unit 1 and Beaver Valley Unit 2 and entered into operating leases on the portions sold for basic lease terms of approximately 29 years. During the terms of the leases the Company continues to be responsible, to the extent of its combined ownership and leasehold interest, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The basic rental payments are adjusted when applicable federal tax law changes. The Company has the right, at the end of the respective basic lease terms, to renew the leases for up to two years. The Company also has the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities.

          OES Finance, Incorporated (OES Finance), a wholly owned subsidiary of the Company, was established in 1994 for the sole purpose of maintaining deposits pledged as collateral to secure reimbursement obligations relating to certain letters of credit supporting the Company's obligations to lessors under the Beaver Valley Unit 2 sale and leaseback arrangements. The deposits pledged to the financial institution providing those letters of credit are the sole property of OES Finance. In the event of liquidation, OES Finance, as a separate corporate entity, would have to satisfy its obligations to creditors before any of its assets could be made available to the Company as sole owner of OES Finance common stock.

          Consistent with the regulatory treatment, the rental payments for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 1995, are summarized as follows:

                                     1995        1994        1993
-------------------------------------------------------------------
                                           (In thousands)
Operating leases
  Interest element                 $104,551    $100,980   $ 96,804
  Other                              13,896      14,530     15,418
Capital leases
  Interest element                    6,983       7,483      7,896
  Other                               6,636       6,960      6,843
-------------------------------------------------------------------
Total rental payments              $132,066    $129,953   $126,961
===================================================================
                                 - 25 -

          The future minimum lease payments as of December 31, 1995, are:

                                    Capital        Operating
                                    Leases           Leases
-------------------------------------------------------------------
                                       (In thousands)
1996                               $ 15,425       $  108,495
1997                                 13,916          113,873
1998                                 12,678          120,779
1999                                 11,216          125,630
2000                                  9,888          124,887
Years thereafter                     94,228        2,237,913
-------------------------------------------------------------------
Total minimum lease payments        157,351       $2,831,577
                                                  ==========
Executory costs                      40,527
-------------------------------------------
Net minimum lease payments          116,824
Interest portion                     68,603
-------------------------------------------
Present value of net minimum
  lease payments                     48,221
Less current portion                  5,741
-------------------------------------------
Noncurrent portion                 $ 42,480
===========================================

5.   CAPITALIZATION:

     (A)  RETAINED EARNINGS-

          Under the Company's first mortgage indenture, the Company's consolidated retained earnings unrestricted for payment of cash dividends on the Company's common stock were $404,276,000 at December 31, 1995.

     (B)  EMPLOYEE STOCK OWNERSHIP PLAN-

          The Companies fund the matching contribution for their 401(k) savings plan through an ESOP Trust. All full-time employees eligible for participation in the 401(k) savings plan are covered by the ESOP. The ESOP borrowed $200,000,000 from the Company and acquired 10,654,114 shares of the Company's common stock on the open market. Dividends on ESOP shares are used to service the debt. Shares are released from the ESOP on a pro-rata basis as debt service payments are made. In 1995, 1994 and 1993, 412,914 shares, 532,250 shares and 369,956 shares, respectively, were


                                 - 26 -

allocated to employees with the corresponding expense recognized based on the shares allocated method. The fair value of 8,663,575 shares unallocated as of December 31, 1995, was approximately $203,594,000. Total ESOP-related compensation expense was calculated as follows:

-------------------------------------------------------------------
                                    1995       1994        1993
-------------------------------------------------------------------
                                           (In thousands)
Base compensation                $ 8,994     $10,179     $ 6,799
Interest on ESOP debt               -           -         19,985
Dividends on common stock
 held by the ESOP and
 used to service debt             (2,503)     (1,966)    (15,944)
Interest earned by the ESOP          -          -           (275)
-----------------------------------------------------------------
    Total expense                $ 6,491     $ 8,213     $10,565
=================================================================

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

          The Companies' preferred shares are retired at $100 per share plus accrued dividends. Sinking fund requirements for the next five years are $5,000,000 in each year from 1997 through 2000.


     (E) COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY COMPANY SUBORDINATED DEBENTURES-

          Ohio Edison Financing Trust, a wholly owned subsidiary of the Company, was established in 1995 and issued $120,000,000 of 9% Cumulative Trust Preferred Capital Securities. The Company purchased all of the Trust's Common Securities and simultaneously issued to the Trust $123,711,350 principal amount of 9% Junior Subordinated Debentures due 2025 in exchange for the proceeds that the Trust received from its sale of Preferred and Common Securities. The sole assets of the Trust are the Subordinated Debentures whose interest and other payment dates coincide


                                 - 27 -
with the distribution and other payment dates on the Trust Securities. Under certain circumstances the Subordinated Debentures could be distributed to the holders of the outstanding Trust Securities in the event the Trust is liquidated. The Subordinated Debentures may be optionally redeemed beginning December 31, 2000, by the Company at a redemption price of $25 per Subordinated Debenture plus accrued interest, in which event the Trust Securities will be redeemed on a pro-rata basis at $25 per share plus accumulated distributions. The Company's obligations under the Subordinated Debentures along with the related Indenture, amended and restated Trust Agreement, Guarantee Agreement and the Agreement for expenses and liabilities constitute a full and unconditional guarantee by the Company of payments due on the Preferred Securities.

          (F)LONG-TERM DEBT-

          The first mortgage indentures and their supplements, which secure all of the Companies' first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Companies.

          Based on the amount of bonds authenticated by the Trustee through December 31, 1995, the Company's annual sinking and improvement fund requirement for all bonds issued under the mortgage amounts to $30,056,000. The Company expects to deposit funds in 1996 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

          Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

----------------------------------------------------------------
                     1996              $370,975,000
                     1997               369,261,000
                     1998               258,683,000
                     1999               162,036,000
                     2000               116,473,000
----------------------------------------------------------------

          Amounts shown above for 1996 include $38,300,000 of first mortgage bonds optionally redeemed in January 1996.

          The Companies' obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds and, in some cases, by subordinate liens on the related pollution control facilities. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $338,831,000. To the extent that drawings are made under those letters of credit to pay principal of, or interest on, the pollution control revenue bonds, the


                                 - 28 -
Company is entitled to a credit against its obligation to repay those bonds. The Company pays annual fees of 0.55% to 0.875% of the amounts of the letters of credit to the issuing banks and is obligated to reimburse the banks for any drawings thereunder.

          Nuclear fuel purchases are financed through the issuance of OES Fuel commercial paper and loans, both of which are supported by a $225,000,000 long-term bank credit agreement which expires March 31, 1998. Accordingly, the commercial paper and loans are reflected as long-term debt on the Consolidated Balance Sheets. OES Fuel must pay an annual facility fee of 0.1875% on the total line of credit and an annual commitment fee of 0.0625% on any unused amount.

6.   SHORT-TERM BORROWINGS AND BANK LINES OF CREDIT:

          Short-term borrowings outstanding at December 31, 1995, represent debt of OES Capital, Incorporated (OES Capital), a wholly owned subsidiary of the Company. Those borrowings are secured by customer accounts receivable. OES Capital can borrow up to $120,000,000 under a receivables financing agreement at rates based on certain bank commercial paper. OES Capital is required to pay an annual fee of 0.41% on the amount of the entire finance limit. The receivables financing agreement expires April 23, 1996. The Company plans to negotiate an extension to this agreement.

          The Companies have lines of credit with domestic banks that provide for borrowings of up to $52,000,000 under various interest rate options. Short-term borrowings may be made under these lines of credit on the Companies' unsecured notes. To assure the availability of these lines, the Companies are required to pay annual commitment fees that vary from 0.22% to 0.50%. These lines expire at various times during 1996. The weighted average interest rates on short-term borrowings outstanding at December 31, 1995 and 1994, were 5.67% and 5.76%, respectively.

7.   COMMITMENTS, GUARANTEES AND CONTINGENCIES:

     CONSTRUCTION PROGRAM-

          The Companies' current forecasts reflect expenditures of approximately $650,000,000 for property additions and improvements from 1996-2000, of which approximately $160,000,000 is applicable to 1996. Investments for additional nuclear fuel during the 1996-2000 period are estimated to be approximately $180,000,000, of which approximately $29,000,000 applies to 1996. During the same periods, the Companies' nuclear fuel investments are expected to be reduced by approximately $191,000,000 and $39,000,000, respectively, as the nuclear fuel is consumed.

          NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $8,920,000,000. The amount

                                 - 29 -
is covered by a combination of private insurance and an industry retrospective rating plan. Based on their present ownership and leasehold interests in the Beaver Valley Station and the Perry Plant, the Companies' maximum potential assessment under the industry retrospective rating plan (assuming the other CAPCO companies were to contribute their proportionate share of any assessments under the retrospective rating plan) would be $102,800,000 per incident but not more than $13,000,000 in any one year for each incident.

          The Companies are also insured as to their respective interests in the Beaver Valley Station and the Perry Plant under policies issued to the operating company for each plant. Under these policies, up to $2,750,000,000 is provided for property damage and decontamination and decommissioning costs. The Companies have also obtained approximately $414,000,000 of insurance coverage for replacement power costs for their respective interests in Perry and Beaver Valley. Under these policies, the Companies can be assessed a maximum of approximately $17,400,000 for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

          The Companies intend to maintain insurance against nuclear risks as described above as long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Companies' plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Companies' insurance policies, or to the extent such insurance becomes unavailable in the future, the Companies would remain at risk for such costs.

     GUARANTEES-

          The Companies, together with the other CAPCO companies, have each severally guaranteed certain debt and lease obligations in connection with a coal supply contract for the Bruce Mansfield Plant. As of December 31, 1995, the Companies' shares of the guarantees (which approximate fair market value) were $72,851,000. The price under the coal supply contract, which includes certain minimum payments, has been determined to be sufficient to satisfy the debt and lease obligations. The Companies' total payments under the coal supply contract were $120,015,000, $99,774,000 and $114,572,000 during 1995, 1994 and 1993, respectively. Under the coal supply contract, the Companies' minimum payments in each year during the period 1996 through 1999 are approximately $35,000,000.

     ENVIRONMENTAL MATTERS-

          Various federal, state and local authorities regulate the Companies with regard to air and water quality and other environmental matters. The Companies have estimated additional capital expenditures for environmental compliance of approximately $17,000,000, which is included in the construction forecast provided under "Construction Program" for 1996 through 2000.
                                 - 30 -
          The Companies are in compliance with the sulfur dioxide (SO2) and nitrogen oxides (NOx) reduction requirements for 1995 under the Clean Air Act Amendments of 1990. SO2 reductions for the years 1995 through 1999 are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or purchasing emission allowances. Plans for complying with reductions required for the year 2000 and thereafter have not been finalized. The Environmental Protection Agency (EPA) is conducting additional studies which could indicate the need for additional NOx reductions from the Companies' Pennsylvania facilities by the year 2003. The cost of such reductions, if required, may be substantial. The Companies continue to evaluate their compliance plans and other compliance options.

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

8.   SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

          The following summarizes certain consolidated operating results by quarter for 1995 and 1994.

                    March 31, June 30, September 30, December 31,
Three Months Ended    1995      1995       1995         1995
-------------------------------------------------------------------
                       (In thousands, except per share amounts)

Operating Revenues  $587,734  $593,838   $667,013     $617,261
Operating Expenses
  and Taxes          453,921   454,424    508,024      482,859
-------------------------------------------------------------------
Operating Income     133,813   139,414    158,989      134,402
Other Income           2,997     3,829      1,190        6,408
Net Interest and
  Other Charges       65,214    66,192     67,127       65,268
-------------------------------------------------------------------
Net Income          $ 71,596  $ 77,051   $ 93,052     $ 75,542
-------------------------------------------------------------------
Earnings on Common
  Stock             $ 66,237  $ 71,514   $ 87,703     $ 69,293
-------------------------------------------------------------------
Earnings per Share
  of Common Stock       $.46      $.50       $.61         $.48
-------------------------------------------------------------------



                    March 31, June 30, September 30, December 31,
Three Months Ended    1994      1994       1994         1994
-------------------------------------------------------------------
                       (In thousands, except per share amounts)

Operating Revenues  $601,248  $585,428    $614,390    $567,125
Operating Expenses
  and Taxes          468,850   447,353     462,573     432,161
-------------------------------------------------------------------
Operating Income     132,398   138,075     151,817     134,964
Other Income           2,255     3,534       5,032       5,638
Net Interest and
 Other Charges        66,723    67,569      68,624      67,266
-------------------------------------------------------------------
Net Income          $ 67,930  $ 74,040    $ 88,225    $ 73,336
-------------------------------------------------------------------
Earnings on Common
 Stock              $ 62,329  $ 68,681    $ 82,869    $ 67,973
-------------------------------------------------------------------
Earnings per Share
 of Common Stock        $.44      $.48        $.58        $.47
-------------------------------------------------------------------

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Ohio Edison Company:

     We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Ohio Edison Company (an Ohio corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, retained earnings, capital stock and other paid-in capital, cash flows and taxes for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio Edison Company and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for unbilled revenues.






ARTHUR ANDERSEN LLP

Cleveland, Ohio
February 8, 1996