Form 10-K, Exhibit 13
period 1996-12-31
OHIO EDISON CO
filed 1997-03-26
CIK 73960

                                               OHIO EDISON COMPANY

                                             SELECTED FINANCIAL DATA
                                                1996        1995        1994        1993        1992
-------------------------------------------------------------------------------------------------------
                                                     (In thousands, except per share amounts)
Operating Revenues                           $2,469,785  $2,465,846  $2,368,191  $2,369,940  $2,332,378
                                             ----------------------------------------------------------
Net Income                                     $315,170    $317,241    $303,531    $ 82,724    $276,986
                                             ----------------------------------------------------------
Earnings on Common Stock                       $302,673    $294,747    $281,852    $ 59,017    $253,060
                                             ----------------------------------------------------------
Earnings per Share of Common Stock                $2.10       $2.05       $1.97       $0.39       $1.70
Dividends Declared per Share of Common Stock      $1.50       $1.50       $1.50       $1.50       $1.50
                                             ----------------------------------------------------------
Total Assets                                 $8,965,372  $8,823,934  $8,993,964  $8,918,267  $7,830,026
                                             ----------------------------------------------------------
Capitalization at December 31:
  Common Stockholders' Equity                $2,503,359  $2,407,871  $2,317,197  $2,243,292  $2,408,164
  Preferred and Preference Stock:
    Not Subject to Mandatory Redemption         211,870     211,870     328,240     328,240     354,240
    Subject to Mandatory Redemption             155,000     160,000      40,000      45,500      59,862
  Long-Term Debt                              2,712,760   2,786,256   3,166,593   3,039,263   3,121,647
                                             ----------------------------------------------------------
      Total Capitalization                   $5,582,989  $5,565,997  $5,852,030  $5,656,295  $5,943,913
                                             ----------------------------------------------------------


                                             PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed on the New York and Chicago stock exchanges and is traded on other registered exchanges.

                                      1996                      1995
-----------------------------------------------------------------------------
First Quarter High-Low        24-7/8       21-7/8        21-1/2      18-1/2
                              -----------------------------------------------
Second Quarter High-Low       23           20-1/4        22-5/8      19-3/4
                              -----------------------------------------------
Third Quarter High-Low        22-1/4       19-1/4        22-7/8      21-1/4
                              -----------------------------------------------
Fourth Quarter High-Low       23-1/4       19-3/8        23-3/4      22-1/4
                              -----------------------------------------------
Yearly High-Low               24-7/8       19-1/4        23-3/4      18-1/2
                              -----------------------------------------------

Prices are based on reports published in The Wall Street Journal for New
                                         -----------------------
York Stock Exchange Composite Transactions.


                         CLASSIFICATION OF HOLDERS OF COMMON STOCK AS OF DECEMBER 31, 1996

                                  Holders of Record              Shares Held
--------------------------------------------------------------------------------------
                                  Number        %                Number     %
--------------------------------------------------------------------------------------
Individuals                      104,603      81.72           47,177,789  30.92
Fiduciaries                       21,952      17.15            9,445,428   6.19
Nominees                              36        .03           94,562,806  61.98
All Others                         1,413       1.10            1,383,414   0.91
                                 ----------------------------------------------
  Total                          128,004     100.00          152,569,437 100.00
                                 ----------------------------------------------

As of January 31, 1997, there were 127,051 holders of 152,569,437 shares of the Company's Common Stock. Quarterly dividends of 37.5 cents per share were paid on the Company's Common Stock during 1996 and 1995. Information regarding retained earnings available for payment of cash dividends is given in Note 4A.






























                                                              - 1 -

                    MANAGEMENT'S DISCUSSION AND
                 ANALYSIS OF RESULTS OF OPERATIONS
                       AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

     Our companies continued to make significant progress during 1996 in preparing for a more competitive environment in the electric utility industry. For the second straight year, we achieved record operating revenues. The higher revenues, combined with our aggressive cost control efforts, raised earnings on common stock to $2.10 per share in 1996 compared with $2.05 last year. The 1996 results reflect accelerated depreciation and amortization of nuclear and regulatory assets totaling approximately $178 million under the Company's Rate Reduction and Economic Development Plan and Penn Power's Rate Stability and Economic Development Plan. The 1995 results compared favorably to earnings of $1.97 per share in 1994.

     Our ongoing commitment to cost control continues to produce good results. Operation and maintenance expenses decreased 6.4% in 1996. A review of the work we do was an integral part of the Performance Initiatives program that began in 1993 and continues as a part of our Corporate Strategy program. Efficiencies continue to be identified which have resulted in further opportunities for restructuring. In 1996, we reduced our work force by 539 employees, mostly from restructuring activities in our regions and our generation group. We expect these actions to result in annual savings of approximately $32 million. Also, using economic value added-based justification for capital spending contributed to a $118 million reduction in our construction expenditures in 1996, compared to our base year of 1993.

     For the fourth consecutive year, we achieved record retail sales. The following table summarizes the sources of changes in operating revenues for 1996 and 1995 as compared to the previous year:

                                         1996        1995
                                         ----        ----
                                           (In millions)

Increased retail kilowatt-hour sales    $ 58.1      $105.1
Reduced average retail electricity
 price                                   (46.1)      (23.3)
Sales to utilities                        (4.5)       16.6
Other                                     (3.6)       (0.7)
                                        ------      ------
Net Increase                            $  3.9      $ 97.7
                                        ======      ======


                              - 2 -
     An improving local economy helped us achieve record retail sales of 27.2 billion kilowatt-hours. Our customer base continues to grow with more than 12,200 new retail customers added in 1996, after gaining approximately 12,300 customers the previous year. Residential sales increased 1.8% in 1996, following a 4.2% gain the previous year. Commercial sales rose 1.3% and 3.9% in 1996 and 1995, respectively. Increases of 5.5% and 6.8% in industrial sales during 1996 and 1995, respectively, were favorably affected by the resumption of operations by two major customers in the second half of 1995. Excluding sales to these customers, industrial sales were 2.6% higher in 1996 than last year's level, which increased 3.8% over 1994. Sales to other utilities were up 2.7% in 1996, following an 18.2% increase the previous year. As a result of the above factors, total kilowatt-hour sales rose 3.0%, compared with sales in 1995, which were up 7.5% from 1994.

     Nuclear operating costs dropped 14.5% in 1996 due principally to lower refueling outage cost levels. During 1995, our nuclear expenses fell 4.9% compared with the previous year--nuclear expenses were higher in 1994 mainly due to corrective maintenance work at the Perry Plant. The decrease in other operating costs in 1996 reflects lower maintenance costs at our fossil-fuel generating units. Expenses associated with scheduled maintenance outages at those generating units contributed to a 4.6% increase in other operating costs during 1995, compared with the previous year. As a result of those outages, we purchased more power in 1995, which resulted in the increase in fuel and purchased power costs, compared to 1994.

     Higher depreciation charges in 1996 and 1995 resulted primarily from $144 million and $27 million, respectively, of accelerated nuclear depreciation recognized under the regulatory plans referred to above. A higher level of depreciable utility plant and an increase in nuclear decommissioning costs also contributed to the 1995 increase, compared with the previous year. The comparative changes in the amortization of net regulatory assets were due to increased recovery levels in 1996 under our regulatory plans and the discontinuation of deferral accounting for postretirement benefits in the second half of 1995.

     The increase in other income is principally due to higher investment income in 1996--primarily through our PNBV Capital Trust investment, which was effective in the third quarter of 1996. Overall, interest costs were lower in 1996 than in 1995. Interest on long-term debt decreased due to our economic refinancings and redemption of higher-cost debt. Other interest expense increased compared to last year due mainly to higher levels of short-term borrowing. We also discontinued deferring nuclear unit interest in the second half of 1995,

                              - 3 -
consistent with the Company's regulatory plan. Total Company and subsidiaries' preferred stock dividend requirements were relatively unchanged from last year's level, taking into account $2.3 million of premiums paid on preferred stock redemptions during 1995.

CAPITAL RESOURCES AND LIQUIDITY

         We have significantly improved our financial position over the past five years. Cash generated from operations was 12% higher in 1996 than it was in 1991 due to higher revenues and aggressive cost controls. At the same time, our average return on common shareholders' equity improved from 9.9% in 1991 to 12.4% in 1996. By the end of 1996, we were serving about 63,000 more customers than we were five years ago, with approximately 2,200 fewer employees. As a result, our customer/employee ratio has increased by 61% over the past five years, standing at 259 customers per employee at the end of 1996, compared with 161 at the end of 1991. In addition, capital expenditures have dropped substantially during that period. Expenditures in 1996 were approximately 38% lower than they were in 1991, and annual depreciation charges have exceeded property additions since the end of 1987. In fact, our projections for the next five years indicate that annual depreciation charges will exceed construction expenditures (excluding nuclear fuel) by at least three to four times as a result of our reduced capital requirements and additional depreciation in accordance with our regulatory plans.

     Over the past five years, we have aggressively taken advantage of opportunities in the financial markets to reduce our average capital costs. Through refinancing activities, we have reduced the average cost of outstanding debt from 8.75% at the end of 1991 to 7.76% at the end of 1996. Our fixed charge coverage ratios and the percentage of common equity to total capitalization continue to improve. Our indenture ratio, which is used to determine the Company's ability to issue first mortgage bonds, improved from 4.24 at the end of 1991 to
6.48 at the end of 1996. Over the same period, our charter ratio--a measure of our ability to issue preferred stock-- improved from 1.83 to 2.25, and, our common equity percentage of capitalization rose from 39% at the end of 1991 to about 45% at the end of 1996.

     Our cash requirements in 1997 for operating expenses, construction expenditures and scheduled debt maturities are expected to be met without issuing additional securities. During 1996, we reduced our total debt by approximately $380 million (excluding borrowings to fund the PNBV Capital Trust investment described in Note 3). We also have cash requirements of approximately $900 million for the 1997-2001 period ($164 million in 1997) to meet scheduled maturities of

                              - 4 -
long-term debt and preferred stock--those requirements are expected to be met with internally generated cash.

     We had about $5 million of cash and temporary investments and $349 million of short-term indebtedness on December 31, 1996. Our borrowing capability included $27 million available under revolving lines of credit, and $16.5 million of bank facilities that provide for borrowings on a short-term basis at the banks' discretion.

     Our capital spending for the period 1997-2001 is expected to be about $600 million (excluding nuclear fuel), of which approximately $135 million applies to 1997. This spending level is nearly $400 million lower than actual capital outlays over the past five years.

     Investments for additional nuclear fuel during the 1997-2001 period are estimated to be approximately $194 million, of which about $45 million applies to 1997. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $185 million and $43 million, respectively, as the nuclear fuel is consumed. Also, we have operating lease commitments (net of PNBV Capital Trust income) of approximately $424 million for the 1997-2001 period, of which approximately $75 million relates to 1997. We recover the cost of nuclear fuel consumed and operating leases through our electric rates.

     Reference is made to Note 1 for a discussion of regulatory assets. In accordance with our regulatory plans, electric rates include recovery of all regulatory assets, including accelerated recovery of those regulatory assets.

OUTLOOK

     We face many competitive challenges in the years ahead as the electric utility industry undergoes significant changes, including becoming less regulated and the entrance of more energy suppliers into the marketplace. Retail wheeling, which would allow retail customers to purchase electricity from other energy producers, will be one of those challenges, if legislators choose to move in that direction.

     In Ohio, the General Assembly has formed a twelve member, bipartisan committee to study electric utility deregulation. On December 3, 1996, Pennsylvania enacted "The Electricity Generation Customer Choice and Competition Act", under which residents of Pennsylvania, including customers of Penn Power, will be permitted to choose their electric generation supplier, while transmission and distribution services will continue to be supplied by their current providers. Customer choice will be phased in over three years, beginning in 1999,

                              - 5 -
after a two year pilot program. The new Pennsylvania law also establishes procedures and standards for the recovery of stranded costs over an eight to nine-year period in the form of a transition charge on customer billings, and allows utilities to seek Pennsylvania Public Utility Commission
(PPUC) approval to securitize, or refinance, stranded costs which have been determined by the PPUC to be recoverable. This legislation continues to provide for cost recovery in a manner which meets the criteria for application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation."

     Our regulatory plans provide the foundation to position us to meet the challenges we are facing by significantly reducing fixed costs and lowering rates to a more competitive level. For the plans to succeed, it is imperative that we build on the success of our Performance Initiatives and Corporate Strategy programs and continue to find ways to increase revenues, reduce costs and enhance shareholder value.

     On September 13, 1996, we entered into an agreement to merge with Centerior Energy Corporation under a new holding company called FirstEnergy Corp. The merger is expected to produce $1 billion in savings during the first ten years of joint operations through the elimination of duplicative activities, improved operating efficiencies, lower capital expenditures, accelerated debt reduction, the coordination of the companies' work forces and enhanced purchasing power. A Registration Statement containing a joint proxy statement/prospectus was filed with the Securities and Exchange Commission and shareholders' meetings for the respective companies are scheduled to be held on March 27,1997. We hope to receive all necessary regulatory approvals before the end of 1997.

     The merger is expected to help us achieve more effective operation of the nuclear facilities we jointly own. In 1995, we increased the annual funding for our nuclear decommissioning obligations. Also, the Financial Accounting Standards Board (FASB) issued a proposed accounting standard for nuclear decommissioning costs in February 1996. If the standard is adopted as proposed: (1) annual provisions for decommissioning could increase; (2) the net present value of estimated decommissioning costs could be recorded as a liability; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB has indicated that it plans to issue a revised proposal or final accounting standard in 1997.

     The Clean Air Act Amendments of 1990, discussed in Note
6, require additional emission reductions by 2000. We are pursuing cost-effective compliance strategies for meeting the reduction requirements that begin in 2000.
                              - 6 -

                                                  OHIO EDISON COMPANY

                                           CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31,                               1996          1995          1994
-------------------------------------------------------------------------------------------------
                                                           (In thousands, except per share amounts)
OPERATING REVENUES                                          $2,469,785    $2,465,846    $2,368,191
                                                            ----------    ----------    ----------
OPERATING EXPENSES AND TAXES:
  Fuel and purchased power                                     456,629       465,483       440,936
  Nuclear operating costs                                      247,708       289,717       304,716
  Other operating costs                                        420,523       446,967       427,133
                                                           -----------   -----------  ------------
    Total operation and maintenance expenses                 1,124,860     1,202,167     1,172,785
  Provision for depreciation                                   355,780       256,085       220,502
  Amortization of net regulatory assets                         27,661         5,825          (884)
  General taxes                                                241,998       243,179       237,020
  Income taxes                                                 189,417       191,972       181,514
                                                           -----------   -----------  -----------
    Total operating expenses and taxes                       1,939,716     1,899,228     1,810,937
                                                           -----------   -----------  -----------

OPERATING INCOME                                               530,069       566,618       557,254

OTHER INCOME                                                    37,537        14,424        16,459
                                                           -----------   -----------  -----------

TOTAL INCOME                                                   567,606       581,042       573,713
                                                           -----------   -----------  ------------

NET INTEREST AND OTHER CHARGES:
  Interest on long-term debt                                   211,935       243,570       259,554
  Deferred nuclear unit interest                                  -           (4,250)       (8,511)
  Allowance for borrowed funds used during
    construction and capitalized interest                       (3,136)       (5,668)       (5,156)
  Other interest expense                                        28,211        22,944        18,931
  Subsidiaries' preferred stock dividend requirements           15,426         7,205         5,364
                                                           -----------   -----------  ------------
    Net interest and other charges                             252,436       263,801       270,182
                                                           -----------   -----------  ------------
NET INCOME                                                     315,170       317,241       303,531

PREFERRED STOCK DIVIDEND REQUIREMENTS                           12,497        22,494        21,679
                                                           -----------   -----------   -----------
EARNINGS ON COMMON STOCK                                   $   302,673   $   294,747   $   281,852
                                                           ===========   ===========   ===========
WEIGHTED AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING                                            144,095       143,692       143,237
                                                           ===========   ===========   ===========
EARNINGS PER SHARE OF COMMON STOCK                               $2.10         $2.05         $1.97
                                                                 =====         =====         =====
DIVIDENDS DECLARED PER SHARE OF COMMON STOCK                     $1.50         $1.50         $1.50
                                                                 =====         =====         =====

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                     OHIO EDISON COMPANY

                                 CONSOLIDATED BALANCE SHEETS
At December 31,                                                    1996            1995
------------------------------------------------------------------------------------------
                                                                    (In thousands)
                           ASSETS
UTILITY PLANT:
  In service, at original cost                                   $8,634,030      $8,556,722
  Less--Accumulated provision for depreciation                    3,315,344       3,051,148
                                                                 ----------      ----------
                                                                  5,318,686       5,505,574
                                                                 ----------      ----------
  Construction work in progress--
    Electric plant                                                   93,413         150,262
    Nuclear fuel                                                      5,786          39,613
                                                                 ----------      ----------
                                                                     99,199         189,875
                                                                 ----------      ----------
                                                                  5,417,885       5,695,449
                                                                 ----------      ----------
OTHER PROPERTY AND INVESTMENTS:
  PNBV Capital Trust (Note 3)                                       487,979           --
  Letter of credit collateralization (Note 3)                       277,763         277,763
  Other                                                             323,316         252,005
                                                                 ----------      ----------
                                                                  1,089,058         529,768
                                                                 ----------      ----------
CURRENT ASSETS:
  Cash and cash equivalents                                           5,253          29,830
  Receivables--
    Customers (less accumulated provisions of $2,306,000 and
     $2,528,000, respectively, for uncollectible accounts)          247,027         274,692
    Other                                                            58,327          54,988
  Materials and supplies, at average cost--
    Owned                                                            66,177          68,829
    Under consignment                                                44,468          41,080
  Prepayments                                                        75,681          82,257
                                                                 ----------      ----------
                                                                    496,933         551,676
                                                                 ----------      ----------
DEFERRED CHARGES:
  Regulatory assets                                               1,703,111       1,786,543
  Unamortized sale and leaseback costs                              100,066         103,091
  Property taxes                                                    100,802         104,071
  Other                                                              57,517          53,336
                                                                 ----------      ----------
                                                                  1,961,496       2,047,041
                                                                 ----------      ----------
                                                                 $8,965,372      $8,823,934
                                                                 ==========      ==========
        CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
  Common stockholders' equity                                    $2,503,359      $2,407,871
  Preferred stock--
    Not subject to mandatory redemption                             160,965         160,965
    Subject to mandatory redemption                                  20,000          25,000
  Preferred stock of consolidated subsidiary--
    Not subject to mandatory redemption                              50,905          50,905
    Subject to mandatory redemption                                  15,000          15,000
  Company obligated mandatorily redeemable preferred securities of subsidiary trust holding solely Company subordinated
   debentures                                                       120,000         120,000
  Long-term debt                                                  2,712,760       2,786,256
                                                                 ----------      ----------
                                                                  5,582,989       5,565,997
                                                                 ----------      ----------
CURRENT LIABILITIES:
  Currently payable long-term debt and preferred stock              333,667         376,716
  Short-term borrowings (Note 5)                                    349,480         119,965
  Accounts payable                                                   93,509         100,536
  Accrued taxes                                                     142,909         131,432
  Accrued interest                                                   52,855          57,462
  Other                                                             131,275         196,482
                                                                 ----------      ----------
                                                                  1,103,695         982,593
                                                                 ----------      ----------
DEFERRED CREDITS:
  Accumulated deferred income taxes                               1,777,086       1,772,434
  Accumulated deferred investment tax credits                       199,835         213,876
  Other                                                             301,767         289,034
                                                                 ----------      ----------
                                                                  2,278,688       2,275,344
                                                                 ----------      ----------
COMMITMENTS, GUARANTEES AND CONTINGENCIES
  (Notes 3 and 6 )                                               ----------      ----------
                                                                 $8,965,372      $8,823,934
                                                                 ==========      ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

                                               OHIO EDISON COMPANY
                                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the Years Ended December 31,                        1996        1995        1994
--------------------------------------------------------------------------------------
                                                               (In thousands)
Balance at beginning of year                          $471,095    $389,600    $322,821
Net income                                             315,170     317,241     303,531
                                                      --------    --------    --------
                                                       786,265     706,841     626,352
---------------------------------------------------------------------------------------
Cash dividends on preferred stock                       12,497      20,234      21,926
Cash dividends on common stock                         216,126     215,512     214,826
                                                      --------    --------    --------
                                                       228,623     235,746     236,752
                                                      --------    --------    --------
Balance at end of year (Note 4A)                      $557,642    $471,095    $389,600
--------------------------------------------------------------------------------------




                         CONSOLIDATED STATEMENTS OF CAPITAL STOCK AND OTHER PAID-IN CAPITAL

                                                                                       Preferred Stock
                                                                          -----------------------------------------
                                                                  Un-        Not Subject to         Subject to
                                        Common Stock          allocated   Mandatory Redemption Mandatory Redemption
                               ------------------------------             -------------------- --------------------
                                                       Other     ESOP                  Par or               Par or
                                  Number       Par     Paid-In   Common      Number    Stated    Number     Stated
                                of Shares     Value    Capital   Stock     of Shares   Value    of Shares    Value
                               ----------- ---------- -------- ---------- ----------  --------  ---------   -------
                                                           (Dollars in thousands)
Balance, January 1, 1994       152,569,437 $1,373,125 $727,865 $(180,519)  6,782,399  $378,240   463,616   $ 46,362
  Minimum liability for
   unfunded retirement
   benefits                                             (3,053)
  Allocation of ESOP Shares                                 36    10,143
  Redemptions--
      Market Auction Series                                                 (500,000)  (50,000)
      11.00% Series                                                                               (3,616)      (362)
      13.00% Series                                                                              (60,000)    (6,000)
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994     152,569,437  1,373,125  724,848  (170,376)  6,282,399   328,240   400,000     40,000
   Minimum liability for
    unfunded retirement
    benefits                                             2,446
  Allocation of ESOP Shares                              1,274     7,720
  Sale of 9% Preferred Stock                                                                   4,800,000    120,000
  Redemptions--
        7.24% Series                                      (720)             (363,700)  (36,370)
        7.36% Series                                      (609)             (350,000)  (35,000)
        8.20% Series                                      (932)             (450,000)  (45,000)
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995     152,569,437  1,373,125  726,307  (162,656)  5,118,699   211,870 5,200,000    160,000
  Minimum liability for
   unfunded retirement
   benefits                                                (51)
  Allocation of ESOP Shares                              1,346     7,646
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996     152,569,437 $1,373,125 $727,602 $(155,010)  5,118,699  $211,870 5,200,000   $160,000
===================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                           OHIO EDISON COMPANY
                               CONSOLIDATED STATEMENTS OF CAPITALIZATION
At December 31,                                                                       1996        1995
---------------------------------------------------------------------------------------------------------
                                                                (In thousands, except per share amounts)
COMMON STOCKHOLDERS' EQUITY:
  Common stock, $9 par value, authorized 175,000,000 shares-
    152,569,437 shares outstanding                                                 $1,373,125   $1,373,125
  Other paid-in capital                                                               727,602      726,307
  Retained earnings (Note 4A)                                                         557,642      471,095
  Unallocated employee stock ownership plan common stock-
    8,259,053 and 8,663,575 shares, respectively (Note 4B)                           (155,010)    (162,656)
                                                                                    ---------    ---------
     Total common stockholders' equity                                              2,503,359    2,407,871
                                                                                    ---------    ---------
                                           Number of Shares        Optional
                                             Outstanding       Redemption Price
                                         ------------------  --------------------
                                           1996      1995    Per Share  Aggregate
                                         --------  --------  ---------  ---------
PREFERRED STOCK (Note 4C):
Cumulative, $100 par value-
Authorized 6,000,000 shares
  Not Subject to Mandatory Redemption:
    3.90%                                152,510   152,510    $103.63     $15,804       15,251       15,251
    4.40%                                176,280   176,280     108.00      19,038       17,628       17,628
    4.44%                                136,560   136,560     103.50      14,134       13,656       13,656
    4.56%                                144,300   144,300     103.38      14,917       14,430       14,430
                                       --------- ---------                -------   ----------   ----------
                                         609,650   609,650                 63,893       60,965       60,965
Cumulative, $25 par value-
Authorized 8,000,000 shares
  Not Subject to Mandatory Redemption:
    7.75%                              4,000,000 4,000,000                             100,000      100,000
                                       --------- ---------                          ----------   ----------
      Total not subject to
      mandatory redemption             4,609,650 4,609,650                $63,893      160,965      160,965
                                       ========= =========                =======   ----------   ----------
Cumulative, $100 par value-
  Subject to Mandatory Redemption (Note 4D):
    8.45%                                250,000   250,000                              25,000       25,000
    Redemption within one year                                                          (5,000)        --
                                       --------- ---------                          ----------   ----------
                                         250,000   250,000                              20,000       25,000
                                       ========= =========                          ----------   ----------

PREFERRED STOCK OF CONSOLIDATED
 SUBSIDIARY (Note 4C):
Pennsylvania Power Company
Cumulative, $100 par value-
Authorized 1,200,000 shares
  Not Subject to Mandatory Redemption:
    4.24%                                40,000     40,000    $103.13     $ 4,125        4,000        4,000
    4.25%                                41,049     41,049     105.00       4,310        4,105        4,105
    4.64%                                60,000     60,000     102.98       6,179        6,000        6,000
    7.64%                                60,000     60,000     101.42       6,085        6,000        6,000
    7.75%                               250,000    250,000       --           --        25,000       25,000
    8.00%                                58,000     58,000     102.07       5,920        5,800        5,800
                                      --------- ----------                -------   ----------   ----------
      Total not subject to mandatory
        redemption                      509,049    509,049                $26,619       50,905       50,905
                                      ========= ==========                =======   ----------   ----------
  Subject to Mandatory Redemption
   (Note 4D):
    7.625%                              150,000    150,000                              15,000       15,000
                                      ========= ==========                          ----------   ----------
COMPANY OBLIGATED MANDATORILY
 REDEEMABLE PREFERRED SECURITIES
 OF SUBSIDIARY TRUST HOLDING
 SOLELY COMPANY SUBORDINATED
 DEBENTURES (Note 4E):
Cumulative, $25 par value-
Authorized 4,800,000 shares
  Subject to Mandatory Redemption:
    9.00%                             4,800,000  4,800,000                             120,000      120,000
                                      ========= ==========                          ----------   ----------


                                           OHIO EDISON COMPANY
                               CONSOLIDATED STATEMENTS OF CAPITALIZATION (Continued)
At December 31,             1996       1995                              1996    1995       1996       1995
------------------------------------------------------------------------------------------------------------
                                               (In thousands)
LONG-TERM DEBT (Note 4F):
First mortgage bonds:
 Ohio Edison Company-                        Pennsylvania Power Company-
  8.500% due 1996            --      150,000    9.000% due 1996          --     50,000
  8.750% due 1998         150,000    150,000    9.740% due 1999-2019   20,000   20,000
  6.875% due 1999         150,000    150,000    7.500% due 2003        40,000   40,000
  6.375% due 2000          80,000     80,000    6.375% due 2004        37,000   50,000
  7.375% due 2002         120,000    120,000    6.625% due 2004        20,000   20,000
  7.500% due 2002          34,265     34,265    8.500% due 2022        27,250   27,250
  8.250% due 2002         125,000    125,000    7.625% due 2023         6,500   19,500
  8.625% due 2003         150,000    150,000                          -------  -------
  6.875% due 2005          80,000     80,000
  9.750% due 2019            --       35,300
  8.750% due 2022          50,960     94,210
  7.625% due 2023          75,000     75,000
  7.875% due 2023         100,000    100,000
                        ---------  ---------
Total first
 mortgage bonds         1,115,225  1,343,775                          150,750  226,750   1,265,975   1,570,525
                        ---------  ---------                          -------  -------  ----------  ----------
Secured notes:
 Ohio Edison Company-                       Pennsylvania Power Company-
  8.380% due 1996           --        16,464    4.750% due 1998           850      850
  7.930% due 2002          60,467     69,579    6.080% due 2000        23,000   23,000
  7.680% due 2005         200,000    200,000    5.400% due 2013         1,000    1,000
  6.750% due 2015          40,000     40,000    5.400% due 2017        10,600   10,600
  7.450% due 2016          47,725     47,725    7.150% due 2017        17,925   17,925
  7.100% due 2018          26,000     26,000    5.900% due 2018        16,800   16,800
  7.050% due 2020          60,000     60,000    8.100% due 2018        10,300   10,300
  7.000% due 2021          69,500     69,500    8.100% due 2020         5,200    5,200
  7.150% due 2021             443        443    7.150% due 2021        14,482   14,482
  7.625% due 2023          50,000     50,000    6.150% due 2023        12,700   12,700
  8.100% due 2023          30,000     30,000    6.450% due 2027        14,500   14,500
  7.750% due 2024         108,000    108,000    5.450% due 2028         6,950    6,950
  5.625% due 2029          50,000     50,000    6.000% due 2028        14,250   14,250
  5.950% due 2029          56,212     56,212    5,950% due 2029           238      238
  5.450% due 2033          14,800     14,800                          -------  -------
                        ---------  ---------
                          813,147    838,723                          148,795  148,795     961,942     987,518
                        ---------  ---------                          -------  -------
 OES Fuel-
  5.86% weighted
  average interest
  rate                                                                                      84,000      97,162
                                                                                        ----------  ----------

 Total secured notes                                                                     1,045,942   1,084,680
                                                                                        ----------  ----------
Unsecured notes:
 Ohio Edison Company-
  7.430% due 1997                                                                          100,000     100,000
  8.735% due 1997                                                                           50,000      50,000
  6.088% due 1999                                                                          225,000        -
  4.900% due 2012                                                                           50,000      50,000
  4.350% due 2014                                                                           50,000      50,000
  3.950% due 2015                                                                           50,000      50,000
  4.400% due 2018                                                                           56,000      56,000
  3.800% due 2018                                                                           57,100      57,100
  4.300% due 2032                                                                           53,400      53,400
                                                                                        ----------  ----------
 Total unsecured notes                                                                     691,500     466,500
                                                                                        ----------  ----------
Capital lease obligations (Note 3)                                                          43,775      48,221
                                                                                        ----------  ----------
Net unamortized discount on debt                                                            (5,765)     (6,954)
                                                                                        ----------  ----------
Long-term debt due within one year                                                        (328,667)   (376,716)
                                                                                        ----------  ----------
 Total long-term debt                                                                    2,712,760   2,786,256
                                                                                        ----------  ----------
TOTAL CAPITALIZATION                                                                    $5,582,989  $5,565,997
==============================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                              OHIO EDISON COMPANY

                                      CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,                            1996         1995       1994
------------------------------------------------------------------------------------------
                                                                   (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                $315,170     $317,241   $ 303,531
Adjustments to reconcile net income to net
  cash from operating activities:
    Provision for depreciation                             355,780      256,085     220,502
    Nuclear fuel and lease amortization                     52,784       70,849      72,141
    Other amortization, net                                 25,961        5,885       8,422
    Deferred income taxes, net                              41,365       53,395      21,156
    Investment tax credits, net                            (14,041)      (9,951)     (8,036)
    Allowance for equity funds used
      during construction                                     -            -         (5,277)
    Receivables                                             24,326      (20,452)     32,113
    Materials and supplies                                    (736)      12,428       6,865
    Accounts payable                                           962        3,545     (18,261)
    Other                                                  (41,254)      64,189      61,908
                                                          --------     --------    --------
      Net cash provided from operating activities          760,317      753,214     695,064
                                                          --------     --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing--
    Preferred stock                                           -         120,000        -
    Long-term debt                                         306,313      254,365     434,759
    Short-term borrowings, net                             229,515         -         70,516
Redemptions and Repayments--
    Preferred stock                                          1,016      117,528      56,362
    Long-term debt                                         438,916      499,276     483,347
    Short-term borrowings, net                                -          54,677        -
Dividend Payments--
    Common stock                                           218,656      217,192     216,782
    Preferred stock                                         12,560       20,623      21,483
                                                          --------     --------    --------
      Net cash used for financing activities               135,320      534,931     272,699
                                                          --------     --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                         148,189      198,103     258,249
PNBV Capital Trust investment                              487,979         -           -
Letter of credit collateralization deposit                    -            -        277,763
Other                                                       13,406       13,641      22,752
                                                          --------     --------    --------
      Net cash used for investing activities               649,574      211,744     558,764
                                                          --------     --------    --------
Net increase (decrease) in cash and cash equivalents       (24,577)       6,539    (136,399)
Cash and cash equivalents at beginning of year              29,830       23,291     159,690
                                                          --------     --------    --------
Cash and cash equivalents at end of year                  $  5,253     $ 29,830    $ 23,291
                                                          ========     ========    ========
SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year--
  Interest (net of amounts capitalized)                   $224,541     $254,789    $267,319
  Income taxes                                             157,477      178,643     143,202

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                               OHIO EDISON COMPANY
                                         CONSOLIDATED STATEMENTS OF TAXES
For the Years Ended December 31,                              1996        1995         1994
---------------------------------------------------------------------------------------------
                                                                     (In thousands)
GENERAL TAXES:
Real and personal property                                $  115,443   $  118,707   $  113,484
State gross receipts                                         104,158      100,591      100,996
Social security and unemployment                              14,602       15,787       14,822
Other                                                          7,795        8,094        7,718
                                                          ----------   ----------   ----------
    Total general taxes                                   $  241,998   $  243,179   $  237,020
                                                          ==========   ==========   ==========
PROVISION FOR INCOME TAXES:
Currently payable-
  Federal                                                 $  164,132    $  145,511  $  161,219
  State                                                        9,839        10,352      14,547
                                                          ----------    ----------  ----------
                                                             173,971       155,863     175,766
                                                          ----------    ----------  ----------
Deferred, net-
  Federal                                                     37,277        50,631      20,796
  State                                                        4,088         2,764         360
                                                          ----------    ----------  ----------
                                                              41,365        53,395      21,156
                                                          ----------    ----------  ----------
Investment tax credit amortization                           (14,041)       (9,951)     (8,036)
                                                          ----------    ----------  ----------
    Total provision for income taxes                      $  201,295    $  199,307  $  188,886
                                                          ==========    ==========  ==========
INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income                                          $  189,417    $  191,972  $  181,514
Other income                                                  11,878         7,335       7,372
                                                          ----------    ----------  ----------
    Total provision for income taxes                      $  201,295    $  199,307  $  188,886
                                                          ==========    ==========  ==========
RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes             $  516,465    $  516,548  $  492,417
Federal income tax expense at statutory rate              $  180,763    $  180,792  $  172,346
Increases (reductions) in taxes resulting from-
  Amortization of investment tax credits                     (14,041)       (9,951)     (8,036)
  State income taxes net of federal income tax benefit         9,053         8,525       9,690
  Amortization of tax regulatory assets                       26,945        19,690      14,503
  Other, net                                                  (1,425)          251         383
                                                          ----------    ----------  ----------
    Total provision for income taxes                      $  201,295    $  199,307  $  188,886
                                                          ==========    ==========  ==========
ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Property basis differences                                $1,086,533    $1,047,387  $1,024,737
Allowance for equity funds used during construction          233,345       263,465     278,172
Deferred nuclear expense                                     262,123       271,114     277,951
Customer receivables for future income taxes                 191,537       204,978     237,826
Deferred sale and leaseback costs                             78,607        82,381      87,068
Unamortized investment tax credits                           (72,663)      (77,777)    (82,491)
Other                                                         (2,396)      (19,114)    (23,939)
                                                          ----------    ----------  ----------
    Net deferred income tax liability                     $1,777,086    $1,772,434  $1,799,324
                                                          ==========    ==========  ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The consolidated financial statements include Ohio Edison Company (Company) and its wholly owned subsidiaries. Pennsylvania Power Company (Penn Power) is the Company's principal operating subsidiary. All significant intercompany transactions have been eliminated. The Company and Penn Power (Companies) follow the accounting policies and practices prescribed by the Public Utilities Commission of Ohio (PUCO), the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.

     REVENUES-

     The Companies' principal business is providing electric service to customers in central and northeastern Ohio and western Pennsylvania. The Companies' retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

     Receivables from customers include sales to residential, commercial and industrial customers located in the Companies' service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 1996 or 1995, with respect to any particular segment of the Companies' customers.

     REGULATORY PLANS-

     The Company's Rate Reduction and Economic Development Plan was approved by the PUCO in 1995 and Penn Power's Rate Stability and Economic Development Plan was approved by the PPUC in the second quarter of 1996. These regulatory plans maintain current base electric rates for the Company and Penn Power through December 31, 2005 and June 20, 2006, respectively, and revised the Companies' fuel cost recovery methods. As part of the Company's regulatory plan, transition rate credits were implemented for customers, which are expected to reduce operating revenues by approximately $600 million during the regulatory plan period.

     All of the Companies' regulatory assets are being recovered under provisions of the regulatory plans. In addition, the PUCO and the PPUC have authorized the Company and Penn Power to recognize additional depreciation expense related to their generating assets and additional amortization

                              - 14 -
of regulatory assets during the ten-year regulatory plan periods of at least $2 billion and $358 million, respectively, more than the amounts that would have been recognized if the regulatory plans were not in effect. These additional amounts are being recovered through current rates. Among other provisions, the Company's regulatory plan also limits the Company's annual earnings on common stock to a 13.21% return under a formula adopted by the PUCO; any amounts otherwise earned in excess of the limitation would be credited to the Company's retail customers in a future period.

     UTILITY PLANT AND DEPRECIATION-

     Utility plant reflects the original cost of construction, including payroll and related costs such as taxes, employee benefits, administrative and general costs and financing costs
(allowance for funds used during construction).

     The Companies provide for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for electric plant was approximately 3.0% in 1996, 1995 and 1994. In addition to the straight-line depreciation recognized in 1996 and 1995, the Companies also recognized additional capital recovery of $144 million and $27 million, respectively, as additional depreciation expense in accordance with their regulatory plans. Such additional charges in the accumulated provision for depreciation were $171 million and $27 million as of December 31, 1996 and 1995, respectively.

     Annual depreciation expense includes approximately $9.2 million for future decommissioning costs applicable to the Companies' ownership and leasehold interests in three nuclear generating units. The Companies' share of the future obligation to decommission these units is approximately $410 million in current dollars and (using a 2.8% escalation rate) approximately $865 million in future dollars. The estimated obligation (based on site-specific studies) and the escalation rate were developed using information obtained from consultants. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Companies have recovered approximately $64 million for decommissioning through their electric rates from customers through December 31, 1996; such amounts are reflected in the reserve for depreciation on the Consolidated Balance Sheet. If the actual costs of decommissioning the units exceed the funds accumulated from investing amounts recovered from customers, the Companies expect that additional amount to be recoverable from their customers. The Companies have approximately $83.5 million invested in external decommissioning trust funds as of December 31, 1996. Earnings on these funds are reinvested with


                              - 15 -
a corresponding increase to the depreciation reserve. The Companies have also recognized an estimated liability of approximately $16.6 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992.

     The Financial Accounting Standards Board (FASB) issued a proposed accounting standard for nuclear decommissioning costs in February 1996. If the standard is adopted as proposed: (1) annual provisions for decommissioning could increase; (2) the net present value of estimated decommissioning costs could be recorded as a liability; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB has indicated that it plans to issue a revised proposal or final accounting standard in 1997.

     COMMON OWNERSHIP OF GENERATING FACILITIES-

     The Companies and other Central Area Power Coordination Group (CAPCO) companies own, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Companies' portions of operating expenses associated with jointly owned facilities are included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31, 1996, include the following:
























                              - 16 -

                                                                Companies'
                          Utility   Accumulated   Construction  Ownership/
                           Plant    Provision for   Work in     Leasehold
Generating Units         in Service  Depreciation    Progress    Interest
--------------------------------------------------------------------------
                                         (In millions)
W.H. Sammis #7          $  305.5     $    95.8       $  .1        68.80%
Bruce Mansfield
 #1,#2 and #3              782.9         360.1         1.2        50.68%
Beaver Valley
 #1 and #2               1,853.7         665.9         3.7        47.11%
Perry                    1,632.9         541.2         1.4        35.24%
--------------------------------------------------------------------------
  Total                 $4,575.0      $1,663.0       $ 6.4
--------------------------------------------------------------------------

























                                                          - 17 -

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


     RETIREMENT BENEFITS-

     The Companies' trusteed, noncontributory defined benefit pension plan covers almost all full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. The Companies use the projected unit credit method for funding purposes and were not required to make pension contributions during the three years ended December 31, 1996.

     The following sets forth the funded status of the plan and amounts recognized on the Consolidated Balance Sheets as of December 31:
                                            1996        1995
-------------------------------------------------------------
                                            (In millions)
Actuarial present value of benefit
 obligations:
   Vested benefits                          $562.0     $546.9
   Nonvested benefits                         38.9       36.6
-------------------------------------------------------------
Accumulated benefit obligation              $600.9     $583.5
=============================================================
Plan assets at fair value                   $946.3     $858.0
Actuarial present value of projected
 benefit obligation                          688.5      685.2
-------------------------------------------------------------

                              - 18 -
Plan assets in excess of projected benefit
 obligation                                  257.8      172.8
Unrecognized net gain                       (106.2)     (43.6)
Unrecognized prior service cost               20.1       24.7
Unrecognized net transition asset            (33.9)     (41.8)
-------------------------------------------------------------
    Net pension asset                       $137.8     $112.1
=============================================================

     The assets of the plan consist primarily of common stocks, United States government bonds and corporate bonds. Net pension costs for the three years ended December 31, 1996, were computed as follows:

                                  1996       1995       1994
-------------------------------------------------------------
                                         (In millions)
Service cost-benefits earned
  during the period             $  14.2    $ 12.8     $ 15.2
Interest on projected benefit
  obligation                       49.3      48.1       45.3
Return on plan assets            (141.6)   (194.5)       8.3
Net deferral (amortization)        52.7     118.7      (89.3)
Voluntary early retirement
  program expense                  12.5        -        37.3
Gain on plan curtailment          (12.8)       -          -
-------------------------------------------------------------
    Net pension cost            $ (25.7)  $ (14.9)    $ 16.8
=============================================================

     The assumed discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% in 1996 and 1995 and 8.5% in 1994. The assumed rate of increase in future compensation levels used to measure this obligation was 4.5% in each year. Expected long-term rates of return on plan assets were assumed to be 10% in each year.

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

     In accordance with Statement of Financial Accounting
Standards (SFAS) No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for

                              - 19 -
Termination Benefits," the net pension costs shown above and the postretirement benefit costs shown below include curtailment effects (significant changes in projected plan assumptions) relating to the pension and postretirement benefit plans. The employee terminations reflected in the Companies' 1996 voluntary early retirement program represent a plan curtailment that significantly reduces the expected future employee service years and the related accrual of defined pension and postretirement benefits. In the pension plan, the reduction in the benefit obligation increases the net pension asset and is shown as a plan curtailment gain. In the postretirement benefit plan, the unrecognized prior service cost associated with service years no longer expected to be rendered as a result of the terminations, is shown as a plan curtailment loss.

     The following sets forth the funded status of the plan and amounts recognized on the Consolidated Balance Sheets as of December 31:
                                      1996             1995
--------------------------------------------------------------
                                          (In millions)
Accumulated postretirement
 benefit obligation allocation:
    Retirees                          $155.5          $148.2
    Fully eligible active plan
      participants                      10.1            12.6
    Other active plan participants      75.5            77.5
--------------------------------------------------------------
Accumulated postretirement benefit
  obligation                           241.1           238.3
Plan assets at fair value                2.0             1.3
--------------------------------------------------------------
Accumulated postretirement benefit
  obligation in excess of plan
  assets                               239.1            237.0
Unrecognized transition obligation    (133.5)          (152.3)
Unrecognized net loss                   (7.4)           (17.0)
--------------------------------------------------------------
  Net postretirement benefit
    liability                         $ 98.2           $ 67.7
==============================================================

     Net periodic postretirement benefit costs for the three years ended December 31, 1996, were computed as follows:








                              - 20 -

                                   1996       1995      1994
--------------------------------------------------------------
                                            (In millions)

Service cost-benefits attributed
  to the period                    $ 4.3      $ 4.5      $ 4.9
Interest cost on accumulated
  benefit obligation                17.4       21.1       19.3
Amortization of transition
  obligation                         8.8       10.2       10.2
Amortization of loss                  .1         .1         .8
Voluntary early retirement
  program expense                     .5         -         2.8
Loss on plan curtailment            13.1         -
--------------------------------------------------------------
  Net periodic postretirement
    benefit cost                   $44.2      $35.9      $38.0
==============================================================

     The health care trend rate assumption is 6.0% in the first year gradually decreasing to 4.0% for the year 2008 and later. The discount rates used to compute the accumulated postretirement benefit obligation were 7.5% in 1996 and 1995 and 8.5% in 1994. An increase in the health care trend rate assumption by one percentage point in all years would increase the accumulated postretirement benefit obligation by approximately $29.9 million and the aggregate annual service and interest costs by approximately $3.2 million.

     SUPPLEMENTAL CASH FLOWS INFORMATION-

     All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. The Companies reflect temporary cash investments at cost, which approximates their market value. Noncash financing and investing activities included capital lease transactions amounting to $2.0 million, $1.0 million and $3.6 million for the years 1996, 1995 and 1994, respectively. Commercial paper transactions of OES Fuel (a wholly owned subsidiary of the Company) that have initial maturity periods of three months or less are reported net within financing activities under long-term debt and are reflected as long-term debt on the Consolidated Balance Sheets (see Note 4F).

     All borrowings with initial maturities of less than one year are defined as financial instruments under generally accepted accounting principles and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and

                              - 21 -
investments other than cash and cash equivalents as of
December 31:
                                   1996              1995
                             ----------------  ---------------
                             Carrying   Fair   Carrying  Fair
                              Value    Value    Value    Value
                             --------  ------  --------  -----
                                        (In Millions)
Long-term debt                $2,919   $2,963   $3,025  $3,152
Preferred stock               $  160   $  160   $  160  $  163
Investments other than
 cash and cash equivalents:
   Debt securities
     - Maturity (5-10 years)  $  364   $  364   $  278  $  318
     - Maturity (more
       than 10 years)            387      390       -       -
   Equity securities              14       14       -       -
   All other                     104      102       75      76
                              ------   ------   ------  ------
                              $  869   $  870   $  353  $  394
                              ======   ======   ======  ======

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

     The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents include decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trust have been recognized in the trust investment with a corresponding offset to the reserve for depreciation. The debt and equity securities referred to above are in the held-to-maturity category. The Companies have no securities held for trading purposes.

     REGULATORY ASSETS-

     The Companies recognize, as regulatory assets, costs which the FERC, PUCO and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are being recovered from customers under the Companies' respective regulatory plans. Based on those

                              - 22 -
regulatory plans, the Companies believe they will continue to be able to bill and collect cost-based rates; accordingly, it is improbable that the Companies will be required to terminate application of SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation" in the foreseeable future. The Companies also recognized additional cost recovery of $34 million and $11 million in 1996 and 1995, respectively, as additional regulatory asset amortization in accordance with their regulatory plans.

     Regulatory assets on the Consolidated Balance Sheets are comprised of the following:
                                         1996       1995
-----------------------------------------------------------
                                             (In millions)
    Nuclear unit expenses              $  733.4   $  758.4
    Customer receivables for future
      income taxes                        523.0      559.7
    Sale and leaseback costs              220.8      231.5
    Loss on reacquired debt                95.8       96.7
    Employee postretirement
      benefit costs                        29.2       32.4
    Uncollectible customer accounts        29.8       32.5
    Perry Unit 2 termination               40.4       39.6
    DOE decommissioning and
      decontamination costs                18.0       19.3
    Other                                  12.7       16.4
-----------------------------------------------------------
               Total                   $1,703.1   $1,786.5
===========================================================

2.  MERGER AGREEMENT:

     On September 13, 1996, the Company and Centerior Energy Corporation, an Ohio corporation, entered into an Agreement and Plan of Merger. Under the Merger Agreement, the Company and Centerior will form FirstEnergy Corp., a holding company which will directly hold all of the issued and outstanding common stock of the Company and all of the issued and outstanding common stock of Centerior's direct subsidiaries, which include among others, The Cleveland Electric Illuminating Company (CEI) and The Toledo Edison Company (Toledo). Penn Power will remain a wholly-owned subsidiary of the Company. As a result of the Merger, the respective common stock shareholders of the Company and Centerior will own all of the outstanding shares of FirstEnergy Common Stock. All other classes of capital stock of the Company and its subsidiaries and of the subsidiaries of Centerior will be unaffected by the Merger and will remain outstanding.




                              - 23 -
     The Merger has been approved by the respective Boards of Directors of the Company and Centerior and is expected to close promptly after all of the conditions to the consummation of the Merger, including the receipt of all necessary regulatory approvals, are fulfilled or waived. An important condition already met was the PUCO's approval of FirstEnergy's Rate Reduction and Economic Development Plan for CEI and
Toledo in January 1997. This regulatory plan, which is similar to the regulatory plan approved by the PUCO for the Company, provides for a $310 million reduction in base electric rates for CEI and Toledo in 2006. The plan also requires additional depreciation (or revaluation) of generating assets and additional amortization of regulatory assets of at least $2 billion more than the amounts that would have been recognized through December 31, 2005, without the plan, and limits annual earnings on common stock for CEI and Toledo. Shareholder meetings to vote on the Merger are scheduled to be held in March 1997. The receipt of all necessary regulatory approvals, including approvals from the FERC, the Securities and Exchange Commission and the Nuclear Regulatory Commission, are expected to take approximately 12 to 18 months from the date of the Merger Agreement.

3.  LEASES:

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

     OES Finance, Incorporated (OES Finance), a wholly owned subsidiary of the Company, maintains deposits pledged as collateral to secure reimbursement obligations relating to certain letters of credit supporting the Company's obligations to lessors under the Beaver Valley Unit 2 sale and leaseback

                              - 24 -
arrangements. The deposits pledged to the financial institution providing those letters of credit are the sole property of OES Finance. In the event of liquidation, OES Finance, as a separate corporate entity, would have to satisfy its obligations to creditors before any of its assets could be made available to the Company as sole owner of OES Finance common stock.

     Consistent with the regulatory treatment, the rental payments for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 1996, are summarized as follows:

                           1996           1995         1994
--------------------------------------------------------------
                                      (In millions)
Operating leases
  Interest element        $107.6         $104.6       $101.0
  Other                     18.3           13.9         14.5
Capital leases
  Interest element           6.5            7.0          7.5
  Other                      6.3            6.6          7.0
--------------------------------------------------------------
   Total rental payments  $138.7         $132.1       $130.0
==============================================================

     The future minimum lease payments as of December 31, 1996, are:
                                      Operating Leases
                                ------------------------------
                       Capital  Lease    PNBV Capital
                       Leases  Payments  Trust Income   Net
--------------------------------------------------------------
                                    (In millions)
1997                 $ 14.9  $  113.9     $ 38.7     $  75.2
1998                   13.1     120.8       38.4        82.4
1999                   11.2     125.7       38.0        87.7
2000                    9.9     124.9       37.6        87.3
2001                    9.4     127.5       36.2        91.3
Years thereafter       85.1   2,110.4      283.9     1,826.5
--------------------------------------------------------------
Total minimum
 lease payments       143.6  $2,723.2     $472.8    $2,250.4
                             =================================
Executory costs        37.6
---------------------------
Net minimum lease
 payments             106.0
Interest portion       62.2
---------------------------



                              - 25 -
Present value of net
 minimum lease
 payments              43.8
Less current portion    5.7
---------------------------
Noncurrent portion   $ 38.1
===========================

     The Company invested (through funds available under various credit facilities) in the PNBV Capital Trust in the third quarter of 1996. The Trust was established to purchase a portion of the lease obligation bonds issued on behalf of lessors in the Company's Perry Unit 1 and Beaver Valley Unit 2 sale and leaseback transactions.The PNBV Capital Trust income shown in the table above effectively reduces the Company's lease costs related to those transactions.

4.  CAPITALIZATION:

    (A)  RETAINED EARNINGS-

     Under the Company's first mortgage indenture, the Company's consolidated retained earnings unrestricted for payment of cash dividends on the Company's common stock were $490.8 million at December 31, 1996.

    (B)  EMPLOYEE STOCK OWNERSHIP PLAN-

     The Companies fund the matching contribution for their 401(k) savings plan through an ESOP Trust. All full-time employees eligible for participation in the 401(k) savings plan are covered by the ESOP. The ESOP borrowed $200 million from the Company and acquired 10,654,114 shares of the Company's common stock through market purchases. Dividends on ESOP shares are used to service the debt. Shares are released from the ESOP on a pro-rata basis as debt service payments are made. In 1996, 1995 and 1994, 404,522 shares, 412,914 shares and 532,250 shares, respectively, were allocated to employees with the corresponding expense recognized based on the shares allocated method. The fair value of 8,259,053 shares unallocated as of December 31, 1996, was approximately $187.9 million. Total ESOP-related compensation expense was calculated as follows:










                              - 26 -

------------------------------------------------------------
                             1996       1995       1994

------------------------------------------------------------
                                   (In millions)
Base compensation           $ 9.0      $ 9.0      $10.2
Dividends on common stock
 held by the ESOP and
 used to service debt        (2.9)      (2.5)      (2.0)
------------------------------------------------------------
     Net expense            $ 6.1      $ 6.5      $ 8.2
============================================================

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

     The Companies' preferred shares are retired at $100 per share plus accrued dividends. Annual sinking fund requirements for each of the next five years are $5 million.

     (E)  COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED
          SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY
          COMPANY SUBORDINATED DEBENTURES-

     Ohio Edison Financing Trust, a wholly owned subsidiary of the Company, has issued $120 million of 9% Cumulative Trust Preferred Capital Securities. The Company purchased all of the Trust's Common Securities and simultaneously issued to the Trust $123.7 million principal amount of 9% Junior Subordinated Debentures due 2025 in exchange for the proceeds that the Trust received from its sale of Preferred and Common Securities. The sole assets of the Trust are the Subordinated Debentures whose interest and other payment dates coincide with the distribution and other payment dates on the Trust Securities. Under certain circumstances the Subordinated Debentures could be distributed to the holders of the outstanding Trust Securities in the event the Trust is

                              - 27 -
liquidated. The Subordinated Debentures may be optionally redeemed beginning December 31, 2000, by the Company at a redemption price of $25 per Subordinated Debenture plus accrued interest, in which event the Trust Securities will be redeemed on a pro-rata basis at $25 per share plus accumulated distributions. The Company's obligations under the Subordinated Debentures along with the related Indenture, amended and restated Trust Agreement, Guarantee Agreement and the Agreement for expenses and liabilities constitute a full and unconditional guarantee by the Company of payments due on the Preferred Securities.

     (F)  LONG-TERM DEBT-

     The first mortgage indentures and their supplements, which secure all of the Companies' first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Companies.

         Based on the amount of bonds authenticated by the Trustee through December 31, 1996, the Company's annual sinking and improvement fund requirement for all bonds issued under the mortgage amounts to $30 million. The Company expects to deposit funds in 1997 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

     Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

                                               (In Millions)
-------------------------------------------------------------
                         1997           323.0
                         1998           211.5
                         1999           521.0
                         2000           169.9
                         2001            14.5
-------------------------------------------------------------

     The Companies' obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds and, in some cases, by subordinate liens on the related pollution control facilities. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $338.8 million. To the extent that drawings are made under those letters of credit to pay principal of, or interest on, the pollution control

                              - 28 -
revenue bonds, the Company is entitled to a credit against its obligation to repay those bonds. The Company pays annual fees of 0.55% to 0.875% of the amounts of the letters of credit to the issuing banks and is obligated to reimburse the banks for any drawings thereunder.

     The Company had unsecured borrowings of $225 million at December 31, 1996, which are supported by a $250 million long-term revolving credit facility agreement which expires December 30, 1999. The Company must pay an annual facility fee of 0.20% on the total credit facility amount. In addition, the credit agreement provides that the Company maintain unused first mortgage bond capability for the full credit agreement amount under the Company's indenture as potential security for the unsecured borrowings.

     Nuclear fuel purchases are financed through the issuance of OES Fuel commercial paper and loans, both of which are supported by a $225 million long-term bank credit agreement which expires March 31, 1999. Accordingly, the commercial paper and loans are reflected as long-term debt on the Consolidated Balance Sheets. OES Fuel must pay an annual facility fee of 0.1875% on the total line of credit and an annual commitment fee of 0.0625% on any unused amount.

     5.  SHORT-TERM BORROWINGS AND BANK LINES OF CREDIT:

     Short-term borrowings outstanding at December 31, 1996, consisted of $229.5 million of bank borrowings and $120.0 million of OES Capital, Incorporated commercial paper. OES Capital is a wholly owned subsidiary of the Company whose borrowings are secured by customer accounts receivable. OES Capital can borrow up to $120 million under a receivables financing agreement at rates based on certain bank commercial paper and is required to pay an annual fee of 0.31% on the amount of the entire finance limit. The receivables financing agreement expires in 1999.

     The Companies have lines of credit with domestic banks that provide for borrowings of up to $52 million under various interest rate options. Short-term borrowings may be made under these lines of credit on the Companies' unsecured notes. To assure the availability of these lines, the Companies are required to pay annual commitment fees that vary from 0.22% to 0.50%. These lines expire at various times during 1997. The weighted average interest rates on short-term borrowings outstanding at December 31, 1996 and 1995, were 5.77% and 5.67%, respectively.





                             - 29 -
     6.  COMMITMENTS, GUARANTEES AND CONTINGENCIES:

         CONSTRUCTION PROGRAM-

     The Companies' current forecasts reflect expenditures of approximately $600 million for property additions and improvements from 1997-2001, of which approximately $135 million is applicable to 1997. Investments for additional nuclear fuel during the 1997-2001 period are estimated to be approximately $194 million, of which approximately $45 million applies to 1997. During the same periods, the Companies' nuclear fuel investments are expected to be reduced by approximately $185 million and $43 million, respectively, as the nuclear fuel is consumed.

         NUCLEAR INSURANCE-

     The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $8.92 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on their present ownership and leasehold interests in the Beaver Valley Station and the Perry Plant, the Companies' maximum potential assessment under the industry retrospective rating plan (assuming the other CAPCO companies were to contribute their proportionate share of any assessments under the retrospective rating plan) would be $102.8 million per incident but not more than $13 million in any one year for each incident.

     The Companies are also insured as to their respective interests in the Beaver Valley Station and the Perry Plant under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Companies have also obtained approximately $315 million of insurance coverage for replacement power costs for their respective interests in Perry and Beaver Valley. Under these policies, the Companies can be assessed a maximum of approximately $16.5 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

     The Companies intend to maintain insurance against nuclear risks as described above as long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Companies' plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the

                              - 30 -
Companies' insurance policies, or to the extent such insurance becomes unavailable in the future, the Companies would remain at risk for such costs.

     GUARANTEES-

     The Companies, together with the other CAPCO companies, have each severally guaranteed certain debt and lease obligations in connection with a coal supply contract for the Bruce Mansfield Plant. As of December 31, 1996, the Companies' shares of the guarantees (which approximate fair market value) were $58.3 million. The price under the coal supply contract, which includes certain minimum payments, has been determined to be sufficient to satisfy the debt and lease obligations. The Companies' total payments under the coal supply contract were $113.8 million, $120.0 million and $99.8 million during 1996, 1995 and 1994, respectively. The Companies' minimum annual payments are approximately $35 million under the contract, which expires December 31, 1999.

     ENVIRONMENTAL MATTERS-

     Various federal, state and local authorities regulate the Companies with regard to air and water quality and other environmental matters. The Companies have estimated additional capital expenditures for environmental compliance of approximately $14 million, which is included in the construction forecast provided under "Construction Program" for 1997 through 2001.

     The Companies were in compliance with the sulfur dioxide
(SO2) and nitrogen oxides (NOx) reduction requirements for 1996 under the Clean Air Act Amendments of 1990. SO2 reductions through the year 1999 will be achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or purchasing emission allowances. Plans for complying with reductions required for the year 2000 and thereafter have not been finalized. The Environmental Protection Agency (EPA) is conducting additional studies which could indicate the need for additional NOx reductions from the Companies' Pennsylvania facilities by the year 2003. The cost of such reductions, if required, may be substantial. The Companies continue to evaluate their compliance plans and other compliance options.

     The Companies are required to meet federally approved SO2 regulations. Violations of such regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $25,000 for each day the unit is in violation. The EPA has an interim enforcement policy for SO2 regulations in Ohio that allows for compliance based on a 30-day averaging period. The EPA has proposed regulations that

                              - 31 -
could change the interim enforcement policy, including the method of determining compliance with emission limits. The Companies cannot predict what action the EPA may take in the future with respect to proposed regulations or the interim enforcement policy.

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







































                              - 32 -

7.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

The following summarizes certain consolidated operating results by quarter for 1996 and 1995.

                        March 31, June 30, September 30, December 31,
Three Months Ended        1996      1996       1996         1996
----------------------------------------------------------------------
                          (In millions, except per share amounts)
Operating Revenues        $611.6    $599.3     $646.9       $611.9
Operating Expenses
 and Taxes                 481.1     471.7      500.0        486.8
-----------------------------------------------------------------------
Operating Income           130.5     127.6      146.9        125.1
Other Income                 7.0      10.7        7.1         12.7
Net Interest and
 Other Charges              64.1      61.7       61.5         65.1
-----------------------------------------------------------------------
Net Income                $ 73.4    $ 76.6     $ 92.5       $ 72.7
-----------------------------------------------------------------------
Earnings on
 Common Stock             $ 70.3    $ 73.5     $ 89.4       $ 69.5
-----------------------------------------------------------------------
Earnings per Share
 of Common Stock            $.49      $.51       $.62         $.48
-----------------------------------------------------------------------















                                                         - 33 -

                         March 31, June 30, September 30, December 31,
Three Months Ended         1996      1996       1996         1996
-----------------------------------------------------------------------
                      (In millions, except per share amounts)
Operating Revenues        $587.7    $593.8     $667.0       $617.3
Operating Expenses
 and Taxes                 453.9     454.4      508.0        482.9
-----------------------------------------------------------------------
Operating Income           133.8     139.4      159.0        134.4
Other Income                 3.0       3.8        1.2          6.4
Net Interest and
 Other Charges              65.2      66.1       67.1         65.3
-----------------------------------------------------------------------
Net Income                $ 71.6    $ 77.1     $ 93.1       $ 75.5
-----------------------------------------------------------------------
Earnings on
 Common Stock             $ 66.2    $ 71.5     $ 87.7       $ 69.3
-----------------------------------------------------------------------
Earnings per Share
 of Common Stock            $.46      $.50       $.61         $.48
-----------------------------------------------------------------------




















                                                         - 34 -

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Ohio Edison
Company:

     We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Ohio
Edison Company (an Ohio corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, retained earnings, capital stock and other paid-in capital, cash flows and taxes for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio Edison Company and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.







ARTHUR ANDERSEN LLP

Cleveland, Ohio
February 7, 1997







                                      - 35 -

